UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-5805

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
THE JPMORGAN CHASE 401(k)
SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JPMORGAN CHASE & CO.
270 Park Avenue
New York, New York 10017

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
The JPMorgan Chase 401(k) Savings Plan
New York, New York

We have audited the accompanying Statement of Net Assets Available for Benefits of The JPMorgan Chase 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of (1) assets held at end of year as of December 31, 2015, and (2) assets both acquired and disposed of within the Plan year for the year ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Department of Labor’s ("DOL") Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
Meaden & Moore, Ltd.

Cleveland, Ohio
June 22, 2016

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

December 31,	2015	2014
Assets:
Investments at fair value	$18,334,939,913	$18,197,019,668
Investments at contract value	2,092,610,651	2,129,261,569
Total investments	20,427,550,564	20,326,281,237

Receivables:
Employers’ contributions	466,282,005	426,254,862
Notes receivable from participants	510,110,960	501,793,195
Due from brokers for investments sold	261,269,888	212,406,474
Participants’ contributions	21,965,213	28,969,550
Accrued interest and dividends	12,568,694	13,100,348
Other	1,526,965	3,421,316
Total receivables	1,273,723,725	1,185,945,745

Cash (noninterest-bearing)	11,601,007	11,541,255
Total assets	21,712,875,296	21,523,768,237

Liabilities:
Derivative payables	5,506,035	6,399,958
Total liabilities at fair value	5,506,035	6,399,958
Payable to brokers for investments purchased	502,988,403	342,405,276
Accrued expenses	3,768,790	3,251,951
Other	272,191	491,818
Total liabilities	512,535,419	352,549,003
Net assets available for benefits	$21,200,339,877	$21,171,219,234
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available For Benefits

Years Ended December 31,	2015	2014
Additions:
Contributions:
Participants	$914,517,721	$873,807,177
Employers	461,018,182	415,877,629
Rollovers	137,047,045	139,869,086
Total contributions	1,512,582,948	1,429,553,892
Investment income:
Dividend income:
JPMorgan Chase & Co. common stock	81,842,659	79,393,703
Other	85,753,706	89,402,183
Interest income	63,289,913	63,603,198
Net appreciation/(depreciation) in fair value of investments	89,185,884	1,196,867,349
Increase in net assets available for benefits from investment income	320,072,162	1,429,266,433
Interest income on notes receivable from participants	15,780,286	15,155,447
Total additions	1,848,435,396	2,873,975,772

Deductions:
Benefits paid to participants	1,802,552,535	1,804,541,361
Administrative expenses	16,762,218	16,192,325
Total deductions	1,819,314,753	1,820,733,686

Net increase	29,120,643	1,053,242,086

Net assets available for benefits, beginning of year	21,171,219,234	20,117,977,148
Net assets available for benefits, end of year	$21,200,339,877	$21,171,219,234
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

1. Description of the plan
The JPMorgan Chase 401(k) Savings Plan (“Plan”) is a defined contribution plan sponsored by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), a wholly-owned bank subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase”), which is a leading global financial services firm and one of the largest banking institutions in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase Bank, N.A. is a national banking association that has retail branches in 23 states and operates nationally as well as through overseas branches and subsidiaries, representative offices and subsidiary foreign banks.
The following is a general description of the Plan. Refer to the Plan’s Summary Plan Description and legal plan document for a more complete description of the Plan.
General
The Plan enables eligible employees (i.e., Participants) of JPMorgan Chase and certain of its affiliated companies to fund an account, the value of which is to be applied for their benefit upon retirement or termination of employment. All amounts contributed to a Participant’s account under the Plan are held in a trust fund administered by JPMorgan Chase Bank, N.A., as Trustee.
The Plan is administered by a plan administrator who is appointed by the Board of Directors of JPMorgan Chase or JPMorgan Chase Bank, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the Participant’s individual investment decisions.
Eligibility
Full-time employees are eligible to enroll in the Plan as of their first day of employment. Part-time employees are eligible to participate after completing 60 days of service. Newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate unless they otherwise enroll themselves or opt out of the Plan within their first 31 days of eligibility. Further, unless the employees elect a different rate, for employees who are automatically enrolled, their contribution rate is automatically increased annually by 1% until they reach a before-tax contribution rate of 5%. Unless they make another investment election, Participant contributions are invested in one of the Plan’s qualified default investment funds, the Target Date Funds.
Contributions
Participant contributions
The Plan allows Participants to defer on a pre-tax and/or Roth 401(k) basis through payroll deductions up to 50% (in 1% increments) of their eligible compensation subject to certain legal limitations (“Contributions”). Eligible compensation generally means base salary/regular pay and variable incentive compensation (effective January 1, 2014, variable incentive compensation includes cash annual incentive compensation for Contribution purposes, and effective January 1, 2015, such annual incentive compensation became eligible for matching contributions ("Matching Contributions")). Eligible compensation excludes overtime, sign-on bonuses and similar awards, referral awards, stipends, non-cash awards (such as equity awards), and allowances. The maximum annual eligible compensation under the Plan may not exceed the applicable statutory limit.
In addition, Participants who are age 50 or older are permitted to make additional Contributions known as “catch-up” contributions.
Employer matching contributions
Generally, except as discussed below, each contributing employer (“Contributing Employer”) makes an annual Matching Contribution on behalf of each Participant who has completed one year of service in an amount equal to 100% of the Participant’s Contributions up to 5% of eligible compensation – provided that the Participant is employed by the Firm at the end of the calendar year, unless certain specified conditions are met. Participants with total annual cash compensation of $250,000 or more are not eligible to receive Matching Contributions. The determination of total annual cash compensation is made each August 1 and applies for the next succeeding calendar year.
Matching Contributions are invested in the same manner as a Participant’s Contributions.
Employer discretionary contributions
In December 2015 and 2014, JPMorgan Chase Bank, N.A., on behalf of each Contributing Employer, announced the granting of discretionary contributions to certain non-highly compensated employees. The contributions were allocated to the accounts of the eligible employees in January 2016 and 2015, respectively. The awards were immediately 100% vested and were invested in the same manner as the Participants’ Contributions or, in the absence of such an election, a Target Date Fund as described above.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Rollover contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers, including: traditional individual retirement accounts (“IRA”); contributory individual retirement accounts; and governmental plans. After-tax rollovers are not accepted by the Plan; however the Plan accepts Roth 401(k) rollovers.
Dividend election
The JPMorgan Chase Common Stock Fund has been designated as a nonleveraged employee stock ownership plan. As such, Participants may elect to have any dividends attributable to their vested balance paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the JPMorgan Chase Common Stock Fund.
Vesting
A Participant’s Contributions are always 100% vested, including any associated investment performance (or “earnings”). Participants will become 100% vested in the value of the Matching Contributions, including any associated investment performance, after they have completed three years of service. Employer discretionary contributions, if any, vest according to the schedule communicated at the time they were announced.
Forfeited accounts
Matching Contributions that are forfeited can be used to reduce a Contributing Employer’s future Matching Contributions and/or Plan expenses that would otherwise be paid directly by the Contributing Employer. For the years ended December 31, 2015 and 2014, $6,363,747 and $10,392,025, respectively, of the forfeited amounts were used to reduce Contributing Employer’s Matching Contributions.
Distributions
Withdrawal of contributions
The Plan allows a Participant to withdraw all or any portion of his or her vested account balance attributable to after-tax contributions or contributions rolled over from another qualified plan or IRA, if any. Certain individuals who participated in prior plans may also withdraw other types of nonforfeitable employer contributions, subject to certain restrictions.
Participants who have withdrawn all amounts permissible under the preceding paragraph may request to withdraw up to the remaining amount of their vested account balance only upon attaining age 59 1/2 or for reasons of financial hardship (limited to amounts that are eligible to be withdrawn for financial hardship per plan provisions).
The Plan allows for in-plan Roth conversions whereby certain Plan Participants who are eligible to take an in-service withdrawal or distribution can convert certain non-Roth account balances in the Plan to Roth accounts.
Payment of vested benefits
A Participant who terminates employment may elect to receive the value of his or her vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary if the spouse previously consented. An unmarried Participant may designate anyone as his or her beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.
A terminated Participant whose vested account balance under the Plan (including loans) is $1,000 or more may elect to: (1) receive a lump sum payment; (2) obtain a rollover payment to an IRA (traditional or Roth) or another employer’s qualified plan; (3) receive monthly, quarterly or annual installments over a period not exceeding their life expectancy, or (4) defer receipt of the distribution until April 1 of the year after they attain the age of 70 1/2. A Participant will be deemed to have elected to defer receipt of his or her account balance to April 1 of the year following the year in which he or she attains age 70 1/2 unless otherwise elected by the month following the date of his or her 65th birthday.
If a terminated Participant’s vested account balance does not exceed $1,000, the account balance, less any required income tax withholding, will be paid to the Participant in a single lump sum. However, the Participant may elect to directly roll over the distribution to an IRA (traditional or Roth) or another employer’s qualified plan without any required income tax withholding.
Notes receivable from participants
The Plan permits Participants to borrow a portion of their vested account balance without paying income taxes or incurring income tax penalties. The minimum loan amount is $1,000. The maximum aggregate amount of all loans to any Participant under the Plan is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested value of their account balance. The interest rate on a loan is based on the prime rate in effect on the first business day of the month, and it is fixed for the duration of the loan. Generally, loans must be paid off within five years. If, however, the loan is for the purchase of a principal residence, the repayment period may be up to 15 years. The Plan

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

limits Participants to two outstanding loans at any time. Loan principal and interest are paid through payroll deductions. Notes receivable from participants in the Statement of Net Assets Available for Benefits are measured at the principal amount outstanding.
Administrative expenses
To the extent not paid in full or in part by the Contributing Employers, the trustee uses Plan assets to pay the expenses of the Plan, such as taxes (if any) incurred on the income or assets of the trust, brokerage commissions and other expenses associated with the purchase and sale of investments, investment management fees and other expenses directly attributable to the administration of the Plan.

2. Summary of significant accounting policies
Basis of presentation
The accounting and financial reporting policies of the Plan conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior year amounts have been reclassified to conform to the current year's presentation.
Use of estimates in the preparation of financial statements
The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and the disclosure of contingent assets and liabilities. Actual results could be different from these estimates.
Investment valuation
Investments are recorded at fair value, except for the synthetic guaranteed investment contracts ("synthetic GICs"), which are recorded at contract value. Investments measured at fair value include certain investments that use the net asset value per share ("NAV") or its equivalent as a practical expedient. For information related to the Plan’s valuation methodologies for its investments recorded at fair value, see Note 3.
Fully benefit-responsive investment contracts/synthetic GICs
A synthetic GIC is an investment contract in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from independent third parties (“Issuers”), which provide market value and cash flow risk protection to the Plan. The Plan accounts for synthetic GICs at contract value.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan that are attributable to fully benefit-responsive investment contracts. Contract value is used because that is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is prepared on a basis that reflects income credited to Participants but not realized and unrealized gains and losses on the investment contracts.
Participant withdrawals
Participant withdrawals are recorded when paid.
Differences between financial statements and Form 5500
The Plan calculates realized gains/(losses) and unrealized appreciation/(depreciation) as the difference between the proceeds and cost of investments, and as the difference between the fair value and cost of investments, respectively. Internal Revenue Service (“IRS”) Form 5500 calculates realized gains/(losses) and unrealized appreciation/(depreciation) as the difference between the fair value of investments at the end of the current year and the prior year.
The Plan does not reflect as liabilities amounts allocated to the accounts of Participants who have elected to withdraw from the Plan but have not yet been paid. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500. Similarly, amounts allocated to withdrawals by Participants that have been processed and approved for payment prior to December 31, but are not yet paid as of that date are recorded on the Form 5500 as benefits paid. There were no reconciling items between the net assets available for benefits as disclosed in these financial statements and the Form 5500.
Foreign currency translation
The Plan revalues assets and liabilities denominated in foreign (i.e., non-U.S.) currencies into U.S. dollars using applicable exchange rates as of the date of the Statement of Net Assets Available for Benefits. Income and expenses denominated in foreign currencies are revalued at the exchange rates prevailing at the date of the transaction.
Accounting and reporting developments
Investment disclosures
In July 2015, the Financial Accounting Standards Board ("FASB") issued guidance that is intended to reduce complexity by requiring that investments be grouped only by general type, and eliminating the requirement to disaggregate investments and investment

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

performance in multiple ways. In addition, the requirement to disclose the investment strategy for investments measured at NAV was eliminated. The guidance became effective for annual periods beginning after December 15, 2015, and early adoption is permitted. The application of this guidance only affected the disclosures and will not have any impact on the Plan’s Statements of Net Assets Available For Benefits or Statements of Changes in Net Assets Available for Benefits.
Presentation of Financial Statements – Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent)
In May 2015, the FASB issued guidance to address diversity in practice related to how certain investments measured at NAV are reported within the financial statement footnotes. The new guidance removes the requirement to categorize investments measured under the current NAV practical expedient within the fair value hierarchy for all investments. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance became effective after December 15, 2015, and early adoption is permitted. The guidance is required to be applied retrospectively. The application of this guidance only affected the disclosures and will not have any impact on the Plan's Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.
Repurchase agreements and similar transactions
In June 2014, the FASB issued guidance that amends the accounting for certain secured financing transactions, and requires enhanced disclosures with respect to transactions recognized as sales in which exposure to the derecognized asset is retained through a separate agreement with the counterparty. In addition, the guidance requires enhanced disclosures with respect to the types and quality of financial assets pledged in secured financing transactions and the remaining contractual maturity of secured financing transactions. The guidance became effective for annual periods beginning after December 31, 2014. The adoption of this guidance did not have a material impact on the Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.
3. Fair value measurements
Determination of fair value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. The Plan has an established and well-documented process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect constraints on liquidity and unobservable parameters when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-size risk positions. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above to estimate fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
During 2015, no changes were made to the Plan's valuation model that had, or are expected to have, a material impact on the Plan's Statement of Changes in Net Assets Available for Benefits.
Valuation hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Assets and liabilities
Common/collective trust funds and registered investment companies
These investments are public investment vehicles valued based on the calculated NAV of the fund. Where the funds produce a daily NAV that is validated by a sufficient level of observable activity (i.e., purchases and sales at NAV), the NAV is used to value the fund investment, and it is classified in level 1 of the valuation hierarchy. Where adjustments to the NAV are required, for example, with respect to interests in funds subject to restrictions on redemption (such as lock-up periods or withdrawal limitations) and/or observable activity for the fund investment is limited, investments are classified within level 2 of the valuation hierarchy. The Plan measures certain common/collective trust funds using the net asset value per share (or its equivalent) as a practical expedient.
Equity securities
JPMorgan Chase & Co. common stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy. Other common and preferred stocks are valued at the closing price reported on the major stock exchange on which the individual securities are traded and are generally classified within level 1 of the valuation hierarchy. If quoted exchange prices are not available for the specific common stock, other independent pricing services or broker quotes are consulted for valuation purposes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. Other common and preferred stock that do not have quoted exchange prices are generally classified within level 2 of the valuation hierarchy.
Corporate debt securities and U.S. federal, state, local and non-U.S. government debt securities
The Plan estimates the value of debt instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Plan may also use pricing models or discounted cash flows. Such securities are generally classified within level 1 or 2 of the valuation hierarchy.
Mortgage-backed securities
Mortgage-backed securities (“MBS”) include both U.S. government agency and U.S. government-sponsored enterprise (collectively, “U.S. government agencies”) securities, and nonagency pass-through securities. Nonagency securities are primarily “AAA” rated residential and commercial MBS valued using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes and the relationships of recently evidenced market activity to the prices provided from independent pricing services. The Plan may also use pricing models or discounted cash flows. Such securities are generally classified within level 1 or 2 of the valuation hierarchy.
Derivatives
Exchange-traded derivatives valued using exchange prices are classified within level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of the Plan’s derivative positions are valued using either relevant broker quotes or models. Both methodologies use readily observable market parameters as their basis — that is, parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models, which are consistently applied. Where derivative products have been established for some time, the Plan uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and readily observable parameters including interest rates and volatility, and the credit quality of the counterparty. Further, many of these models do not contain a high level of subjectivity, as the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, as is the case for “plain vanilla” interest rate swaps, option contracts and credit default swaps. Such instruments are generally classified within level 2 of the valuation hierarchy. See Note 6 for further information on derivative instruments.
Money market funds and other
These investments predominantly consist of U.S. government money market funds and securities purchased under resale agreements (“resale agreements”). Money market funds are valued based on the amortized cost method which approximates fair value and are classified within level 1 or 2 of the valuation hierarchy. To estimate the fair value of resale agreements, cash flows are evaluated taking into consideration the terms of the resale agreement and are then discounted using the appropriate market

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

rates for the applicable maturity. As the inputs into the valuation are primarily based on readily observable pricing information, such resale agreements are classified within level 2 of the valuation hierarchy.
Investments measured at net asset value
The Plan uses the NAV to determine the fair value of multiple investments, including: (1) investments that have readily determinable fair values, which are classified in level 1 of the valuation hierarchy; and (2) investments that (a) do not have a readily determinable fair value and (b) either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company, which are in level 2 of the valuation hierarchy. These investments consist predominantly of investments in certain common/collective trust funds and registered investment companies.
The investment strategies for common/collective trust funds and registered investment companies underlying investments are varied, and they may invest directly and indirectly in a broad range of equities, debt and derivative investments with the objective of mirroring or exceeding the total return of certain market indices (e.g., S&P 500 Index, Russell 1000 Index, Barclays U.S. Aggregate Bond Index). Strategies may vary based on global macroeconomic views, expected directional movements in the financial markets, market capitalization (e.g., large, medium or small cap stocks), and other strategies. Certain of these investments are subject to restrictions on redemption as indicated above; and certain of these investments may be sold based on the level of capital markets activity, market levels, the performance of the broader economy and investments-specific issues.
The Plan has no commitments to make additional investments in financial instruments that are valued at NAV.
The following tables present the financial instruments carried at fair value as of December 31, 2015 and 2014, by major product category and fair value hierarchy.
Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy
December 31, 2015	Level 1(a)	Level 2(a)	Total fair value
Equity securities:
JPMorgan Chase & Co.	$3,387,215,854	$—	$3,387,215,854
Other equity securities	1,889,766,339	398	1,889,766,737
Total equity securities	5,276,982,193	398	5,276,982,591
Registered investment companies	371,821,234	7,196,520	379,017,754
Corporate debt securities	—	1,127,436,082	1,127,436,082
U.S. federal, state, local and non-U.S. government securities	518,963,343	117,785,216	636,748,559
Mortgage-backed securities	94,673,602	31,409,653	126,083,255
Derivative receivables	—	3,174,129	3,174,129
Money market funds and other	308,698,722	1,200,013	309,898,735
Total assets in the fair value hierarchy(a)	$6,571,139,094	$1,288,202,011	$7,859,341,105
Investments measured at net asset value(b)			10,475,598,808
Total investments at fair value			$18,334,939,913

Derivative payables	$—	$5,506,035	$5,506,035
Total liabilities measured at fair value	$—	$5,506,035	$5,506,035

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy
December 31, 2014	Level 1(a)	Level 2(a)	Total fair value
Equity securities:
JPMorgan Chase & Co	$3,253,573,124	$—	$3,253,573,124
Other equity securities	1,846,678,599	2,235	1,846,680,834
Total equity securities	5,100,251,723	2,235	5,100,253,958
Registered investment companies	1,544,328,315	7,023,768	1,551,352,083
Corporate debt securities	—	1,153,429,953	1,153,429,953
U.S. federal, state, local and non-U.S. government securities	440,995,584	162,049,911	603,045,495
Mortgage-backed securities	28,739,181	39,680,313	68,419,494
Derivative receivables	—	5,337,303	5,337,303
Money market funds and other	264,622,977	55,665,864	320,288,841
Total assets measured at fair value(a)	$7,378,937,780	$1,423,189,347	$8,802,127,127
Investments measured at net asset value(b)			9,394,892,541
Total investments at fair value			$18,197,019,668

Derivative payables	$—	$6,399,958	$6,399,958
Total liabilities measured at fair value	$—	$6,399,958	$6,399,958

(a)	For the year ended December 31, 2015 and 2014, there were no material transfers between levels 1 and 2.

(b)
Effective December 31, 2015, the Plan adopted new accounting guidance for certain investments where the Plan measures fair value using the NAV per share (or its equivalent) as a practical expedient and excluded them from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line item presented in the Statement of Net Assets Available for Benefits. The guidance was required to be applied retrospectively, and accordingly, prior period amounts have been revised to conform with the current period presentation.

4. Investment program
As of December 31, 2015, the Plan offers Participants 30 investment options, which consists of: ten Target Date Funds (most of the underlying funds are index funds) and 20 core investment funds, which are composed of six fixed-income funds, nine domestic equity funds (four are index funds), three international equity funds (two are index funds), one emerging markets equity index fund, and the JPMorgan Chase Common Stock Fund. Effective January 12, 2015, the Plan added the 2055 Target Date Fund to the Target Date Fund series.
Effective November 6, 2015, the Plan no longer offered as investment options the Mid Cap Value Fund and the Mid Cap Growth Fund, and all assets that were in those funds were transferred to the S&P Mid Cap 400 Index Fund, which became available for investment on November 9, 2015. Effective December 18, 2015, the Small Cap Core Fund was converted from a mutual fund format to a separate account format.
Effective March 11, 2016, the Target Date 2015 Fund merged into the Target Date Income Fund and the Core Bond Fund was converted from a mutual fund format to a commingled account format.
Fund transactions are processed on a daily basis and are recorded at an aggregate level within the Trust Fund. Prior to September 2014, the Plan was administered by the JPMorgan Chase Retirement Plan Services business, which was sold to Great-West Financial, who now administers the Plan.
Participants may elect to direct or change the allocation of their account balances and contributions in the investment funds on a daily basis. Participant requests for fund reallocations, transfers and distributions are processed on a daily basis using NAV. Changes become effective on the same business day if the New York Stock Exchange is open and the request is made before 4 p.m. Eastern Time, or by the close of the New York Stock Exchange, whichever is earlier. Otherwise, the changes become effective on the next business day.
The Plan Administrator may place restrictions on investments in the funds and on daily transfers and reallocations among funds.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

5. Investments in synthetic guaranteed investment contracts
The Stable Value Fund invests in synthetic GICs, which are also known as wrapper contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution that is backed by a portfolio of bonds or other fixed income securities (the “underlying assets”) that are separately owned by the Plan. The wrapper contract is designed to protect the contract value of these underlying assets. Under these contracts, realized and unrealized gains and losses on the underlying assets are not immediately recognized in the net assets of the Plan, but are amortized over the maturity or duration of the underlying assets, through adjustments to the future interest crediting rate of the synthetic GICs as discussed further below. The issuer of the wrapper contract guarantees that all qualified participant withdrawals will take place at the contract value.
The Plan accounts for synthetic GICs at contract value. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may customarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan has not recognized any reserves to reflect the credit risk of the issuer of the synthetic GIC or otherwise.
The Plan’s wrapper contracts permit all allowable Participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring that would limit its ability to transact at contract value with the issuer of the wrapper contract nor with Participants. The wrapper contracts cannot be terminated by their issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or loss of qualified status of the Plan, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.
The following is a summary of the Plan’s investments related to fully benefit-responsive contracts recorded at contract value:

Description	2015	2014
Synthetic GICs
Prudential Bond Wrapper	$721,447,665	$732,856,913
AIG Financial Products Bond Wrapper	710,075,887	722,817,986
VOYA Contract MCA Wrapper	331,775,704	337,915,228
State Street Bank Bond Wrapper	329,308,715	335,644,421
State Street Bank Loan Wrapper	2,680	27,021
Total synthetic GICs	$2,092,610,651	$2,129,261,569

6. Derivative instruments
Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange upfront the full purchase or sales price. The Plan uses derivatives to manage and invest in market risk exposures, predominantly using interest rate, foreign exchange and credit derivative contracts. For a further discussion of credit derivatives, see the discussion in the Credit derivatives section on page 15 of this Note.
Accounting for derivatives
All derivatives are recorded on the Statements of Net Assets Available for Benefits at fair value, with all changes in fair value reflected in the Statements of Changes in Net Assets Available for Benefits.
Notional amount of derivative contracts
The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2015 and 2014.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	Notional amounts(a)
December 31,	2015	2014
Interest rate contracts
Swaps	$397,472,079	$118,698,842
Futures and forwards	40,813,750	27,925,500
Written options	84,900,000	235,083,000
Purchased options	213,300,000	257,300,000
Total interest rate contracts	736,485,829	639,007,342
Credit derivatives	133,145,967	106,700,000
Foreign exchange contracts
Spot, futures and forwards	106,730,463	212,445,909
Total foreign exchange contracts	106,730,463	212,445,909
Equity contracts
Futures and forwards	12,600	—
Written options	10,500,000	—
Warrants	5,996	5,996
Total equity contracts	10,518,596	5,996
Total derivative notional amounts	$986,880,855	$958,159,247

(a)	Represents the sum of gross long and gross short third-party notional derivative contracts.
While the notional amounts disclosed above give an indication of the volume of the Plan’s derivative activities, the notional amounts significantly exceed, in the Plan’s view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount is not exchanged; it is used simply as a reference to calculate payments.
Impact of derivatives on the Statements of Net Assets Available for Benefits
The following table summarizes the gross fair values of derivative receivables and payables ( irrespective of any legally enforceable master netting agreements) by contract type as of December 31, 2015 and 2014, respectively.

	Gross derivative receivables		Gross derivative payables
December 31,	2015	2014	2015	2014
Contract type
Interest rate	$1,276,508	$1,235,833	$3,642,746	$5,279,893
Credit	816,062	1,332,987	1,068,246	289,236
Equity	122,138	127,085	10,162	—
Foreign exchange	959,421	2,641,398	784,881	830,829
Gross fair value of derivative receivables and payables	$3,174,129	$5,337,303	$5,506,035	$6,399,958
Derivatives gains and losses
The following table presents derivatives, by contract type, and the gains/(losses) recorded on such derivatives for the years ended December 31, 2015 and 2014, respectively. All amounts are recorded in net appreciation/(depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Benefits.

	Derivatives gains/(losses)
Year ended December 31,	2015	2014
Contract type
Interest rate	$(7,206,420)	$(2,617,999)
Credit	(1,090,895)	(62,340)
Equity	121,097	151,558
Foreign exchange	5,136,832	8,009,818
Total	$(3,039,386)	$5,481,037

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Credit risk, liquidity risk and credit-related contingent features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Plan to credit risk — the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Plan proves to be of insufficient value to cover the payment obligation. It is the policy of the Plan to actively pursue, where possible, the use of legally enforceable master netting agreements and collateral agreements to mitigate derivative counterparty credit risk. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default. Collateral/margin agreements provide for a security interest in or title transfer of securities or cash collateral/margin with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against the cash equivalent of any posted collateral/margin.
The amount of derivative receivables reported on the Statement of Net Assets Available for Benefits is the fair value of the derivative contracts excluding the impact of any legally enforceable master netting agreements and cash collateral held by the Plan. These amounts represent the cost to the Plan to replace the contracts at then-current market rates should the counterparty default. However, in the Plan’s view, the appropriate measure of current credit risk should take into consideration the collateral held by the Plan. The Plan has received $50,000 and $1,275,000 of cash collateral as of December 31, 2015 and 2014, respectively.
While derivative receivables expose the Plan to credit risk, derivative payables expose the Plan to liquidity risk, as the derivative contracts may require the Plan to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties’ favor. Certain derivative contracts also provide for termination of the contract (e.g., generally as a result of a counterparty ratings downgrade or in the event sufficient collateral is not delivered as required) at the fair value of the derivative contracts. The aggregate fair value of derivative payables that contain termination features was $5,506,035 and $6,399,958 as of December 31, 2015 and 2014, respectively. The Plan has posted $7,641,000 and $4,104,000 of cash collateral as of December 31, 2015 and 2014, respectively.
Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.
The Plan primarily enters into credit default swaps (“CDS”), which are credit derivative contracts between two counterparties that provides protection against a credit event on one or more referenced credits. Protected credit events are specified at the inception of a transaction. Credit derivatives may reference the credit of either a single reference entity (“single-name”) or a broad-based index.
The following table summarizes the notional amounts by the ratings and maturity profile, and the total fair value, of credit derivatives as of December 31, 2015 and 2014, where the Plan is the seller of protection. All of the credit derivative contracts were credit default swaps. Upon a credit event, the Plan as a seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Plan does not use notional amounts as the primary measure of risk management for such derivatives, because the notional amount does not take into account the probability of the occurrence of a credit event or the recovery value of the reference obligation, each of which reduces, in the Plan's view, the risks associated with such derivatives. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based.
Protection sold – credit derivatives ratings/maturity profile

	Risk rating of reference entity				Total notional amount
December 31,		<1 year	1–5 years	>5 years		Fair value(b)
2015	Investment-grade (AAA to BBB)(a)	$6,600,000	$123,600,000	$1,945,967	$132,145,967	$(250,269)
2014	Investment-grade (AAA to BBB)(a)	$3,300,000	$101,300,000	$1,100,000	$105,700,000	$1,055,206

(a)	The ratings scale is primarily based on external credit ratings as defined by Standard & Poor's and Moody’s Investors Services.

(b)	Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral held by the Plan.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

7. Transactions with affiliated parties
The following is a summary of transactions with parties affiliated with the Plan for the years ended December 31, 2015 and 2014:

Year ended December 31, 2015	Aggregate cost of purchases	Aggregate proceeds from sales, redemptions and distributions to participants
JPMorgan U.S. Government Money Market Fund – Capital Shares	$4,017,541,682	$3,973,465,942
JPMorgan Chase & Co. common stock	$757,987,525	$764,147,393
Core Bond Fund (managed by JPMorgan Investment Advisors)	$46,580,782	$32,814,219
Funds managed by JPMorgan Asset Management (USA) Inc.:
Emerging Market Debt Fund	$15,054,588	$10,519,182
Mid Cap Growth Fund	$49,281,086	$62,326,369
Short-Term Fixed Income Fund	$1,009,235,861	$1,025,216,479
Small Cap Core Fund	$109,141,551	$106,641,825
Stable Value Fund	$785,642,449	$818,284,085

Year ended December 31, 2014
JPMorgan U.S. Government Money Market Fund – Capital Shares	$3,712,704,745	$3,733,357,297
JPMorgan Chase & Co. common stock	$587,066,700	$707,367,255
Core Bond Fund (managed by JPMorgan Investment Advisors)	$43,037,968	$48,287,488
Funds managed by JPMorgan Asset Management (USA) Inc.:
Emerging Market Debt Fund(a)	$13,498,967	$33,485,741
Mid Cap Growth Fund	$107,482,655	$97,815,172
Short-Term Fixed Income Fund	$1,502,138,336	$1,537,545,827
Small Cap Core Fund	$84,750,450	$119,089,355
Stable Value Fund	$645,731,726	$740,175,418
(a) Prior period amounts have been revised to conform with the current period presentation.

8. Tax status and federal income taxes
On September 16, 2013, the Plan received a favorable letter of determination from the IRS stating that it qualified under Section 401(a) of the Internal Revenue Code (“Code”), and therefore, the related trust is exempt from taxation. The Plan is required to operate in accordance with the Code to maintain its qualified status. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code.
U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize an income tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2015 and 2014, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities. However, currently no audits for any tax periods are in progress.
Participants who are not currently receiving a distribution under the Plan do not pay any U.S. federal income tax on Contributing Employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.
On January 20, 2016, the Plan filed an application with the IRS for a determination that the Plan and the Trust established thereunder, restated effective January 1, 2016, continues to satisfy the qualification requirements of Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended. On February 8, 2016, the IRS acknowledged receipt of the application.
9. Commitments and contingencies
In accordance with the provisions of U.S. GAAP for contingencies, the Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. Plan management evaluates the Plan's outstanding legal proceedings, if any, periodically to assess whether any litigation reserve is required, and

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

makes adjustments in such reserves, upwards or downwards, as appropriate, based on Plan management’s best judgment after consultation with counsel.
While the outcome of litigation is inherently uncertain, Plan management believes, based upon its current knowledge, after consultation with counsel, in light of all information known to it at December 31, 2015, that there is no outstanding litigation affecting the Plan that would require the establishment of a litigation reserve. There is no assurance that the Plan will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.
10. Risks and uncertainties
The Plan’s investments include financial instruments which are exposed to various risks such as market, credit, liquidity and country risks. The instruments include investments in equities, fixed income securities, swaps, currency and commodities, futures, forwards, options, other derivative contracts, and real estate investment trusts. Due to the level of risk associated with certain financial instruments, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of financial instruments will occur in the near term and such changes could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Market risk is the risk of loss arising from potential adverse changes in the value of the Plan’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or credit spreads. In many cases, the Plan’s financial instruments serve to reduce, rather than increase, exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.
Credit risk is the risk of loss arising from the default of a counterparty. Regarding derivative assets, the Plan is subject to the risk of counterparty nonperformance except for written options, which obligate the Plan to perform, but do not give rise to counterparty credit risk. The Plan generally enters into derivative contracts with counterparties of high credit quality; therefore, the risk of counterparty nonperformance is considered to be negligible.
Concentration of credit risk arises when investments or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the Participant directed fund elections. Additionally, the investments within each Fund are further diversified into various financial instruments, with the exception of the JPMorgan Chase Common Stock Fund, which invests predominantly in JPMorgan Chase & Co. common stock. The Plan’s exposure to credit risk from synthetic GICs is limited to the fair value of the contract with each counterparty.
11. Plan termination
JPMorgan Chase reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.
12. Subsequent event
In preparing the financial statements, management of the Plan has performed an evaluation of material events that occurred subsequent to December 31, 2015, and through June 22, 2016, the date these financial statements were available to be issued. There were no material subsequent events that occurred that would require disclosure or recognition in these financial statements.

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
COMMON/COLLECTIVE TRUST FUNDS:
	BGI EAFE INDEX FD	21,246,129 UNITS	$738,013,324	$709,958,526
	BLKRCK DEV'D REAL ESTATE IDX FD	10,366,644 UNITS	153,168,979	177,972,676
	BLKRCK DJ-UBS COMM DAILY FD	1,147,164 UNITS	8,095,925	5,487,459
	BLKRCK EAFE EQUITY INDEX FD	14,603,423 UNITS	349,120,042	502,569,689
	BLKRCK EMERGING MARKETS FD	22,406,569 UNITS	416,685,494	352,114,751
	BLKRCK EQUITY INDEX FD	65,921,678 UNITS	1,368,731,603	2,412,908,898
	BLKRCK MSCI EAFE SM CAP EQ IDX FD	14,622,874 UNITS	218,392,375	263,018,713
	BLKRCK RUSSELL 1000 GROWTH FD	59,134,721 UNITS	550,871,559	1,054,141,445
	BLKRCK RUSSELL 1000 INDEX FD	49,870,274 UNITS	919,669,093	1,242,138,873
	BLKRCK RUSSELL 1000 VALUE FD	44,129,515 UNITS	756,285,724	1,070,917,406
	BLKRCK RUSSELL 2000 INDEX FD	25,699,364 UNITS	608,878,574	852,604,658
	BLKRCK US DEBT INDEX FD	24,119,937 UNITS	661,356,693	704,246,692
	BLKRCK US TIPS FD	1,570,837 UNITS	30,084,426	29,988,543
*	JPMAM EMBI GLOBAL FD	4,877,503 UNITS	60,798,018	65,602,411
	SSGA S&P MIDCAP INDEX SEC LND FD	104,403,892 UNITS	1,044,089,635	1,031,928,068
	TOTAL COMMON/COLLECTIVE TRUST FUNDS		7,884,241,464	10,475,598,808
EQUITY SECURITIES:
	8X8 INC COMMON STOCK	99,290 SHARES	1,142,828	1,136,870
	A SCHULMAN INC	47,709 SHARES	1,395,011	1,461,804
	AAR CORP	55,746 SHARES	1,371,909	1,465,562
	ABBVIE INC	35,200 SHARES	2,090,681	2,085,248
	ABERCROMBIE & FITCH CO	18,200 SHARES	492,607	491,400
	ABM INDUSTRIES INC	115,802 SHARES	3,262,142	3,296,883
	ABRAXAS PETROLEUM CORP	133,775 SHARES	119,060	141,801
	ACADIA HEALTHCARE CO INC	29,363 SHARES	874,734	1,834,013
	ACADIA PHARMACEUTICALS INC	33,065 SHARES	824,225	1,178,767
	ACCELERON PHARMA INC	9,800 SHARES	436,100	477,848
	ACCO BRANDS CORP	492,578 SHARES	3,645,077	3,512,081
	ACHILLION PHARMACEUTICALS INC	128,600 SHARES	1,261,566	1,387,594
	ACORDA THERAPEUTICS INC	38,000 SHARES	1,547,360	1,625,640
	ADAMAS PHARMACEUTICALS INC	2,100 SHARES	31,059	59,472
	ADECOAGRO SA	271,647 SHARES	2,594,074	3,338,542
	ADOBE SYSTEMS INC	72,368 SHARES	4,824,061	6,798,250
	ADURO BIOTECH INC	29,000 SHARES	838,504	816,060
	ADVANCED ENERGY INDUSTRIES INC	40,768 SHARES	1,162,296	1,150,881
	AES CORP/VA	489,650 SHARES	6,032,496	4,685,950
	AETNA INC	32,350 SHARES	3,539,409	3,497,682
	AGIOS PHARMACEUTICALS INC	1,100 SHARES	62,095	71,412
	AGL RESOURCES INC	1,667 SHARES	104,821	106,371
	AGREE REALTY CORP	3,507 SHARES	115,170	119,203
	AIR METHODS CORP	69,385 SHARES	1,979,418	2,909,313
	AKZO NOBEL NV	135,333 SHARES	8,606,416	9,067,715
	ALASKA AIR GRP INC	37,700 SHARES	3,014,115	3,035,227
	ALEXANDER & BALDWIN INC	29,955 SHARES	1,063,702	1,057,711
	ALIBABA GRP HLDG LTD	53,915 SHARES	4,929,424	4,381,672
	ALLERGAN PLC	27,670 SHARES	6,261,334	8,646,875
	ALLIANCE DATA SYSTEMS CORP	25,779 SHARES	3,276,418	7,129,698
	ALLSTATE CORP	1,500 SHARES	50,955	93,135
	ALPHA & OMEGA SEMICNDCTR LTD	26,375 SHARES	241,859	242,386
	ALPHABET INC	32,525 SHARES	17,194,777	24,682,572
	AMAG PHARMACEUTICALS INC	43,400 SHARES	1,207,388	1,310,246
	AMAZON.COM INC	33,494 SHARES	12,173,555	22,638,260

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	AMERICAN ASSETS TRUST INC	40,476 SHARES	1,548,612	1,552,255
	AMERICAN AXLE & MFG HLDGS INC	113,330 SHARES	2,196,738	2,146,470
	AMERICAN CAMPUS COMMNTS INC	15,416 SHARES	622,036	637,297
	AMERICAN EQUITY INV LIFE HLDG CO	63,782 SHARES	1,472,726	1,532,681
	AMERICAN EXPRESS CO	87,250 SHARES	4,914,586	6,068,237
	AMERICAN STATES WATER CO	15,343 SHARES	654,072	643,639
	AMERICAN TOWER CORP	70,503 SHARES	6,179,329	6,835,266
	AMERICAN WOODMARK CORP	65,119 SHARES	5,371,015	5,208,218
	AMERIPRISE FINANCIAL INC	31,850 SHARES	2,034,993	3,389,477
	AMETEK INC	106,979 SHARES	3,661,917	5,733,005
	AMGEN INC	26,300 SHARES	1,646,179	4,269,279
	AMICUS THERAPEUTICS INC	149,273 SHARES	1,914,968	1,447,948
	AMKOR TECH INC	228,097 SHARES	1,389,111	1,386,830
	AMPHASTAR PHARMACEUTICALS INC	33,400 SHARES	474,280	475,282
	AMSURG CORP	100,094 SHARES	6,195,168	7,607,144
	ANACOR PHARMACEUTICALS INC	31,777 SHARES	2,258,387	3,589,848
	ANDERSONS INC	34,120 SHARES	1,047,484	1,079,216
	ANIXTER INT'L INC	21,339 SHARES	1,578,151	1,288,662
	APACHE CORP	86,650 SHARES	6,491,593	3,853,325
	APIGEE CORP	59,983 SHARES	497,859	481,663
	APPLE INC	167,955 SHARES	15,139,623	17,678,943
	APPLIED GENETIC TECHN CORP	53,700 SHARES	963,378	1,095,480
	APPLIED MATERIALS INC	166,550 SHARES	2,757,062	3,109,488
	ARC DOCUMENT SOLUTIONS INC	57,572 SHARES	267,710	254,468
	ARCBEST CORP	87,527 SHARES	1,786,426	1,872,203
	ARCHROCK INC	106,300 SHARES	789,012	799,376
	ARGAN INC	50,924 SHARES	1,632,114	1,649,938
	ARIAD PHARMACEUTICALS INC	115,400 SHARES	710,864	721,250
	ARLINGTON ASSET INV CORP	11,836 SHARES	171,622	156,590
	ARMADA HOFFLER PROPERTIES INC	33,316 SHARES	354,149	349,152
	ARTISAN PARTNERS ASSET MGNT INC	23,967 SHARES	1,104,434	864,250
	ARYZTA AG	80,490 SHARES	4,602,990	4,100,889
	ASHFORD HOSPITALITY PRIME INC	55,579 SHARES	806,451	805,895
	ASHFORD HOSPITALITY TRUST INC	342,510 SHARES	2,212,615	2,161,238
	ASPEN INSURANCE HLDGS LTD	25,425 SHARES	1,204,891	1,228,027
	ATLANTIC POWER CORP	323,588 SHARES	530,684	637,468
	ATLAS AIR WORLDWIDE HLDGS INC	38,942 SHARES	1,541,714	1,609,862
	ATLAS FINANCIAL HLDGS INC	38,722 SHARES	734,169	770,568
	ATWOOD OCEANICS INC	206,544 SHARES	2,226,544	2,112,945
	ATYR PHARMA INC	65,400 SHARES	658,578	642,882
	AUTOZONE INC	11,907 SHARES	4,867,852	8,833,922
	AVALANCHE BIOTECHNOLOGIES INC	3,600 SHARES	33,228	34,272
	AVG TECHNOLOGIES NV	215,822 SHARES	4,370,395	4,327,231
	AVIVA PLC	1,017,504 SHARES	8,129,758	7,738,447
	BALFOUR BEATTY PLC	710,759 SHARES	3,182,965	2,830,582
	BANC OF CALIFORNIA INC	51,946 SHARES	767,242	759,451
	BANK OF AMERICA CORP	737,750 SHARES	12,920,924	12,416,332
	BANK OF NEW YORK MELLON CORP	188,400 SHARES	7,644,782	7,765,848
	BANK OF THE OZARKS INC	53,703 SHARES	856,839	2,656,150
	BANKUNITED INC	77,206 SHARES	2,325,387	2,784,048
	BARCLAYS PLC	1,906,577 SHARES	7,698,169	6,151,317
	BARNES & NOBLE INC	50,193 SHARES	441,196	437,181

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	BARNES GRP INC	19,946 SHARES	697,512	705,889
	BARRETT BUSINESS SERVICES INC	123,697 SHARES	5,542,950	5,385,767
	BAXALTA INC	77,950 SHARES	2,548,605	3,042,388
	BAYER AG	26,965 SHARES	1,989,340	3,392,023
	BAYTEX ENERGY CORP	235,366 SHARES	3,379,337	759,081
	BBCN BANCORP INC	46,248 SHARES	768,642	796,391
	BEACON ROOFING SUPPLY INC	73,319 SHARES	2,115,276	3,019,276
	BELLICUM PHARMACEUTICALS INC	48,600 SHARES	948,672	985,122
	BENCHMARK ELECTRONICS INC	115,948 SHARES	2,418,675	2,396,645
	BGC PARTNERS INC	226,051 SHARES	2,136,182	2,217,560
	BILL BARRETT CORP	100,924 SHARES	384,482	396,631
	BLACKHAWK NETWORK HLDGS INC	6,356 SHARES	289,325	280,999
	BLACKROCK INC	14,982 SHARES	4,055,855	5,101,671
	BLOOMIN' BRANDS INC	58,120 SHARES	972,867	981,647
	BLUCORA INC	145,465 SHARES	1,479,379	1,425,557
	BLUEBIRD BIO INC	16,000 SHARES	983,200	1,027,520
	BLUEPRINT MEDICINES CORP	11,900 SHARES	297,857	313,446
	BLUEROCK RESIDL GROWTH REIT INC	67,655 SHARES	801,035	801,712
	BNC BANCORP	10,521 SHARES	256,607	267,023
	BNP PARIBAS SA	81,743 SHARES	5,221,701	4,637,889
	BOEING CO	41,150 SHARES	4,268,404	5,949,878
	BOFI HLDG INC	52,239 SHARES	1,047,392	1,099,631
	BOISE CASCADE CO	45,809 SHARES	1,170,878	1,169,504
	BORGWARNER INC	87,834 SHARES	3,784,753	3,797,064
	BRISTOL-MYERS SQUIBB CO	205,229 SHARES	10,331,074	14,117,703
	BRITISH AMERICAN TOBACCO PLC	153,814 SHARES	6,600,449	8,549,100
	BROOKS AUTOMATION INC	23,599 SHARES	259,117	252,037
	CAIXABANK SA	1,094,845 SHARES	5,040,660	3,822,507
	CALERES INC	72,111 SHARES	1,919,595	1,934,017
	CALLON PETROLEUM CO	49,828 SHARES	385,170	415,566
	CAMBREX CORP	106,888 SHARES	5,261,027	5,033,356
	CANADIAN NATURAL RESOURCES LTD	155,150 SHARES	4,360,371	3,386,924
	CANADIAN PACIFIC RAILWAY LTD	39,800 SHARES	3,814,131	5,078,480
	CAPELLA EDUCATION CO	6,283 SHARES	291,594	290,400
	CAPSTEAD MORTGAGE CORP	256,518 SHARES	2,298,401	2,241,967
	CARA THERAPEUTICS INC	73,800 SHARES	1,132,092	1,244,268
	CARBONITE INC	31,709 SHARES	309,480	310,748
	CARNIVAL CORP	104,500 SHARES	3,765,604	5,693,160
	CARNIVAL PLC	100,527 SHARES	3,738,575	5,728,126
	CARRIZO OIL & GAS INC	47,709 SHARES	1,418,866	1,411,232
	CARROLS RESTAURANT GRP INC	64,367 SHARES	732,496	755,669
	CASH AMERICA INT'L INC	59,545 SHARES	1,746,455	1,783,373
	CATALYST PHARMACEUTICALS INC	223,600 SHARES	570,180	547,820
	CATHAY GENERAL BANCORP	27,179 SHARES	850,431	851,518
	CATO CORP	82,904 SHARES	3,139,214	3,052,525
	CAVIUM INC	63,888 SHARES	2,147,843	4,198,080
	CDW CORP	155,313 SHARES	5,363,595	6,529,359
	CEB INC	31,967 SHARES	1,564,842	1,962,454
	CELANESE CORP	97,150 SHARES	4,436,293	6,541,109
	CELGENE CORP	18,394 SHARES	1,435,278	2,202,865
	CELLDEX THERAPEUTICS INC	69,800 SHARES	1,083,296	1,094,464
	CENTERPOINT ENERGY INC	48,050 SHARES	843,789	882,198

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	CERNER CORP	93,786 SHARES	6,246,006	5,643,104
	CHATHAM LODGING TR	146,423 SHARES	3,024,965	2,998,743
	CHESAPEAKE LODGING TR	27,033 SHARES	686,098	680,150
	CHESAPEAKE UTILITIES CORP	5,735 SHARES	313,819	325,461
	CHEVRON CORP	10,100 SHARES	912,047	908,596
	CHIASMA INC	26,400 SHARES	545,424	516,648
	CHICO'S FAS INC	64,184 SHARES	1,147,992	684,843
	CHILDREN'S PLACE INC	60,495 SHARES	3,263,705	3,339,324
	CHINA ENERGY SAVINGS TECH INC	400 SHARES	—	32
	CHINA MERCHNTS HLDGS INTL CO LTD	888,121 SHARES	2,864,617	2,824,743
	CHINA MOBILE LTD	668,040 SHARES	6,516,674	7,542,241
	CIE FINANCIERE RICHEMONT SA	48,328 SHARES	4,114,079	3,480,968
	CINEMARK HLDGS INC	125,818 SHARES	3,296,180	4,206,096
	CISCO SYSTEMS INC	149,000 SHARES	3,224,715	4,046,095
	CITI TRENDS INC	31,124 SHARES	634,307	661,385
	CITIGRP INC	146,500 SHARES	7,595,131	7,581,375
	CLARIANT AG	156,780 SHARES	2,780,849	2,977,410
	CLOVIS ONCOLOGY INC	32,700 SHARES	1,072,560	1,144,500
	CNO FINANCIAL GRP INC	173,082 SHARES	3,167,401	3,304,135
	CNOOC LTD	4,498,000 SHARES	6,870,572	4,683,633
	COBALT INT'L ENERGY INC	114,510 SHARES	3,151,041	618,354
	COCA-COLA CO	40,450 SHARES	1,735,575	1,737,732
	COGENT COMMUNICATIONS HLDGS	64,055 SHARES	1,759,063	2,222,068
	COGNIZANT TECH SOLUTIONS CORP	115,602 SHARES	4,159,322	6,938,432
	COHERUS BIOSCIENCES INC	35,300 SHARES	791,073	810,488
	COLONY CAPITAL INC	174,563 SHARES	3,793,452	3,400,487
	COLUMBIA BANKING SYSTEM INC	111,092 SHARES	3,028,719	3,611,601
	COLUMBUS MCKINNON CORP	16,585 SHARES	314,286	313,456
	COMCAST CORP	86,450 SHARES	4,478,432	4,878,373
	COMMERCIAL METALS CO	104,916 SHARES	1,431,054	1,436,300
	COMMUNITY TRUST BANCORP INC	5,998 SHARES	205,012	209,690
	COOPER TIRE & RUBBER CO	140,496 SHARES	5,368,352	5,317,774
	CORESITE REALTY CORP	40,330 SHARES	2,275,822	2,287,518
	CORNERSTONE ONDEMAND INC	143,449 SHARES	5,585,068	4,953,294
	COUSINS PROPERTIES INC	78,687 SHARES	738,871	742,018
	CRA INT'L INC	15,927 SHARES	284,934	297,039
	CRAWFORD & CO	8,913 SHARES	47,774	47,328
	CROSS COUNTRY HEALTHCARE INC	321,323 SHARES	5,581,381	5,266,484
	CUBIC CORP	59,253 SHARES	2,691,271	2,799,704
	CURTISS-WRIGHT CORP	46,880 SHARES	2,537,254	3,211,280
	CUSTOMERS BANCORP INC	63,812 SHARES	1,777,164	1,736,963
	CVS HEALTH CORP	80,099 SHARES	4,399,646	7,831,279
	CYBER-CARE INC	12,250 SHARES	—	1,837
	CYNOSURE INC	28,358 SHARES	1,185,364	1,266,752
	CYPRESS SEMICONDUCTOR CORP	334,924 SHARES	3,151,635	3,285,604
	CYRUSONE INC	27,544 SHARES	994,338	1,031,523
	DARLING INGREDIENTS INC	139,109 SHARES	2,381,610	1,463,427
	DAVE & BUSTER'S ENT INC	10,594 SHARES	429,057	442,194
	DAVIDSTEA INC	42,599 SHARES	917,137	527,802
	DCT INDUSTRIAL TRUST INC	25,206 SHARES	922,540	941,948
	DDR CORP REIT	33,024 SHARES	548,859	556,124
	DEAN FOODS CO	85,774 SHARES	1,470,166	1,471,024

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	DECKERS OUTDOOR CORP	33,184 SHARES	2,068,297	1,566,285
	DELEK US HLDGS INC	43,764 SHARES	1,020,576	1,076,594
	DEMANDWARE INC	35,220 SHARES	2,241,844	1,900,823
	DERMIRA INC	32,265 SHARES	753,307	1,116,692
	DIAGEO PLC	165,777 SHARES	4,647,535	4,536,148
	DIAMONDROCK HOSPITALITY CO	56,038 SHARES	550,854	540,767
	DICERNA PHARMACEUTICALS INC	18,600 SHARES	270,258	220,782
	DIMENSION THERAPEUTICS INC	51,300 SHARES	622,782	578,664
	DORMAN PRODUCTS INC	16,873 SHARES	852,819	800,961
	DR HORTON INC	286,188 SHARES	5,550,327	9,166,602
	DSW INC	137,426 SHARES	4,808,543	3,278,984
	DUNKIN' BRANDS GRP INC	109,023 SHARES	3,576,837	4,643,290
	DYNAVAX TECHNOLOGIES CORP	24,700 SHARES	668,876	596,752
	DYNEGY INC	170,232 SHARES	1,908,301	2,281,109
	EAGLE BANCORP INC	48,711 SHARES	1,709,253	2,458,444
	EAGLE MATERIALS INC	52,911 SHARES	4,526,005	3,197,412
	EAGLE WORLDWIDE INC	3,950 SHARES	—	356
	EARTHLINK HLDGS CORP	117,555 SHARES	915,753	873,434
	EAST JAPAN RAILWAY CO	82,000 SHARES	6,700,075	7,804,979
	EAST WEST BANCORP INC	225,541 SHARES	7,854,447	9,373,484
	EASTERLY GOVT PROPERTIES INC	33,500 SHARES	572,208	575,530
	EDUCATION REALTY TRUST INC	27,227 SHARES	1,009,849	1,031,359
	EDWARDS LIFESCIENCES CORP	105,743 SHARES	7,080,082	8,351,582
	EHEALTH INC	45,298 SHARES	456,604	452,074
	EI DU PONT DE NEMOURS & CO	51,950 SHARES	3,002,935	3,459,870
	EL PASO ELECTRIC CO	26,618 SHARES	1,030,059	1,024,793
	EMCOR GRP INC	49,608 SHARES	2,327,607	2,383,168
	EMCORE CORP	327,534 SHARES	2,148,623	2,007,783
	EMPIRE DISTRICT ELECTRIC CO	13,955 SHARES	379,297	391,717
	ENCORE CAPITAL GRP INC	32,951 SHARES	963,817	958,215
	ENERGY XXI LTD	20,137 SHARES	22,352	20,338
	ENERSYS	24,768 SHARES	1,388,494	1,385,274
	ENGIE SA	368,463 SHARES	7,517,159	6,534,267
	ENGILITY HLDGS INC	44,056 SHARES	1,359,128	1,430,939
	ENTERGY CORP	42,800 SHARES	2,904,444	2,925,808
	ENVISION HEALTHCARE HLDGS INC	41,965 SHARES	1,060,419	1,089,831
	EQUIFAX INC	63,132 SHARES	4,192,851	7,031,011
	ESPERION THERAPEUTICS INC	40,500 SHARES	914,490	901,530
	ESSENDANT INC	14,101 SHARES	443,899	458,424
	ESTEE LAUDER COS INC	102,778 SHARES	8,480,993	9,050,631
	EURONET WORLDWIDE INC	37,553 SHARES	2,674,900	2,719,964
	EVERCORE PARTNERS INC	10,959 SHARES	573,923	592,553
	EVERI HLDGS INC	311,825 SHARES	1,259,773	1,336,170
	EVERTEC INC	8,256 SHARES	139,196	138,205
	EXELON CORP	106,500 SHARES	3,898,833	2,957,505
	EXLSERVICE HLDGS INC	29,558 SHARES	1,340,857	1,328,041
	EXPRESS INC	139,181 SHARES	2,421,749	2,405,048
	EXTREME NETWORKS INC	931,383 SHARES	3,800,043	3,800,043
	EXXON MOBIL CORP	72,900 SHARES	5,309,136	5,682,555
	FABRINET	25,644 SHARES	596,479	610,840
	FACEBOOK INC	136,478 SHARES	6,282,323	14,283,787
	FAIR ISAAC CORP	16,366 SHARES	1,501,580	1,541,350

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	FEDERAL SIGNAL CORP	53,846 SHARES	842,690	853,459
	FENIX PARTS INC	172,960 SHARES	1,431,069	1,174,398
	FERRO CORP	150,708 SHARES	2,100,188	1,675,873
	FERROGLOBE PLC	44,961 SHARES	941,646	483,331
	FIBROGEN INC	13,200 SHARES	384,780	402,204
	FIDELITY SOUTHERN CORP	61,110 SHARES	1,308,976	1,363,364
	FIFTH THIRD BANCORP	167,150 SHARES	3,385,978	3,359,715
	FINANCIAL INSTITUTIONS INC	16,512 SHARES	455,566	462,336
	FIRST BUSINESS FINCL SERVICES INC	16,293 SHARES	411,398	407,488
	FIRST COMMONWEALTH FINCL CORP	78,468 SHARES	699,150	711,705
	FIRST COMMUNITY BANCSHARES INC	20,019 SHARES	384,565	372,954
	FIRST FINANCIAL BANCORP	16,731 SHARES	298,314	302,329
	FIRST INDUSTRIAL REALTY TRUST INC	157,447 SHARES	3,415,025	3,484,302
	FIRST MERCHANTS CORP	15,416 SHARES	385,092	391,875
	FIRST NBC BANK HLDG CO	31,635 SHARES	1,152,779	1,182,833
	FIRST SOLAR INC	49,316 SHARES	3,127,128	3,254,363
	FIRSTENERGY CORP	151,800 SHARES	5,243,601	4,816,614
	FIRSTMERIT CORP	117,399 SHARES	2,176,577	2,189,491
	FIVE BELOW INC	51,732 SHARES	1,875,649	1,660,597
	FIVE9 INC	107,108 SHARES	832,229	931,840
	FLAGSTAR BANCORP INC	138,159 SHARES	3,235,684	3,192,854
	FLEETCOR TECHNOLOGIES INC	43,049 SHARES	5,129,920	6,152,994
	FLEX PHARMA INC	23,900 SHARES	283,454	297,555
	FLEXION THERAPEUTICS INC	93,610 SHARES	1,654,113	1,803,865
	FOAMIX PHARMACEUTICALS LTD	80,700 SHARES	660,933	654,477
	FOGO DE CHAO INC	5,187 SHARES	79,309	78,635
	FORTINET INC	33,306 SHARES	677,092	1,038,148
	FORTUNE BRANDS HOME & SEC INC	125,480 SHARES	5,926,467	6,964,140
	FRANKLIN STREET PROPERTIES CORP	11,105 SHARES	113,937	114,937
	FULTON FINANCIAL CORP	172,424 SHARES	2,258,754	2,243,236
	FUTUREFUEL CORP	69,189 SHARES	974,873	934,051
	GENERAL CABLE CORP	266,238 SHARES	3,418,218	3,575,576
	GENERAL ELECTRIC CO	370,300 SHARES	10,092,996	11,534,845
	GENERAL MOTORS CO	93,238 SHARES	2,848,874	3,171,024
	GENMARK DIAGNOSTICS INC	149,936 SHARES	775,243	1,163,503
	GENOCEA BIOSCIENCES INC	50,100 SHARES	318,610	264,027
	GEO GRP INC	69,116 SHARES	1,875,117	1,998,144
	GIBRALTAR INDUSTRIES INC	31,928 SHARES	763,398	812,248
	G-III APPAREL GRP LTD	76,362 SHARES	3,193,505	3,379,782
	GILEAD SCIENCES INC	118,842 SHARES	5,614,446	12,025,622
	GIVAUDAN SA	474 SHARES	352,579	863,239
	GLAXOSMITHKLINE PLC	285,898 SHARES	6,481,117	5,785,617
	GLOBAL BLOOD THERAPEUTICS INC	33,800 SHARES	1,026,844	1,092,754
	GLOBAL BRASS & COPPER HLDGS INC	139,181 SHARES	2,963,163	2,964,555
	GLOBAL PAYMENTS INC	54,788 SHARES	1,464,832	3,534,374
	GOVT PROPERTIES INCOME TR	18,484 SHARES	287,981	293,341
	GRAMERCY PROPERTY TR	98,779 SHARES	784,305	762,574
	GRAPHIC PACKAGING HLDG CO	164,753 SHARES	2,016,577	2,113,781
	GRAY TELEVISION INC	204,717 SHARES	3,140,359	3,336,887
	GREAT LAKES DREDGE & DOCK CORP	167,814 SHARES	1,138,001	664,543
	GREATBATCH INC	72,038 SHARES	3,871,322	3,781,995
	GREEN PLAINS INC	107,035 SHARES	2,188,866	2,451,102

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	GREENBRIER COS INC	17,754 SHARES	539,899	579,135
	HAIN CELESTIAL GRP INC	38,883 SHARES	1,267,221	1,570,484
	HANMI FINANCIAL CORP	114,175 SHARES	2,697,955	2,708,231
	HARLEY-DAVIDSON INC	97,935 SHARES	5,015,767	4,445,270
	HARMAN INT'L INDUSTRIES INC	62,952 SHARES	6,414,059	5,930,708
	HAWAIIAN HLDGS INC	154,838 SHARES	5,732,103	5,470,427
	HCI GRP INC	21,334 SHARES	690,155	743,490
	HEARTLAND EXPRESS INC	71,882 SHARES	1,135,401	1,223,432
	HEARTLAND PAYMENT SYSTEMS INC	23,526 SHARES	2,218,502	2,230,735
	HEARTWARE INT'L INC	35,508 SHARES	1,650,412	1,789,603
	HEIDRICK & STRUGGLES INT'L INC	12,128 SHARES	330,731	330,124
	HELEN OF TROY LTD	58,814 SHARES	5,722,602	5,543,220
	HELIX ENERGY SOLUTIONS GRP INC	216,480 SHARES	1,021,786	1,138,685
	HERMAN MILLER INC	8,913 SHARES	253,931	255,803
	HERON THERAPEUTICS INC	9,800 SHARES	251,958	261,660
	HERSHA HOSPITALITY TR	170,920 SHARES	4,328,739	3,719,219
	HESS CORP	65,050 SHARES	3,816,103	3,153,624
	HILLTOP HLDGS INC	46,467 SHARES	904,248	893,096
	HITACHI LTD	1,217,000 SHARES	7,912,826	6,995,765
	HOME DEPOT INC	133,105 SHARES	10,555,505	17,603,136
	HOMESTREET INC	140,570 SHARES	3,252,790	3,051,775
	HORACE MANN EDUCATORS CORP	6,064 SHARES	196,595	201,204
	HORIZON GLOBAL CORP	12,610 SHARES	119,795	130,766
	HOULIHAN LOKEY INC	16,585 SHARES	376,811	434,693
	HSBC HLDGS PLC	920,300 SHARES	9,335,466	7,350,383
	HUDSON PACIFIC PROPERTIES INC	20,092 SHARES	557,955	565,389
	HUNTINGTON BANCSHARES INC	455,390 SHARES	4,927,320	5,036,613
	HURCO COS INC	7,087 SHARES	170,868	188,231
	HYSTER-YALE MATRLS HANDLING INC	13,297 SHARES	691,444	697,428
	IBERIABANK CORP	3,872 SHARES	208,585	213,231
	ICU MEDICAL INC	11,251 SHARES	1,223,771	1,268,888
	IDACORP INC	22,576 SHARES	1,545,327	1,535,168
	IDT CORP	24,987 SHARES	299,594	291,348
	IHS INC	49,647 SHARES	5,314,857	5,879,694
	ILLINOIS TOOL WORKS INC	32,750 SHARES	1,708,179	3,035,270
	ILLUMINA INC	37,063 SHARES	6,610,080	7,114,058
	IMAX CORP	39,034 SHARES	1,102,465	1,387,268
	IMMUNE DESIGN CORP	6,700 SHARES	144,519	134,536
	IMPERIAL OIL LTD	95,190 SHARES	3,890,193	3,089,169
	IMS HEALTH HLDGS INC	178,181 SHARES	4,455,055	4,538,270
	INFINITY PHARMACEUTICALS INC	105,800 SHARES	849,574	830,530
	INFOBLOX INC	100,493 SHARES	2,312,522	1,848,066
	INNOSPEC INC	3,945 SHARES	215,673	214,253
	INOGEN INC	51,946 SHARES	2,117,319	2,082,515
	INSIGHT ENTERPRISES INC	149,264 SHARES	3,789,813	3,749,512
	INSMED INC	70,200 SHARES	1,260,067	1,274,130
	INSPERITY INC	67,508 SHARES	3,134,396	3,250,510
	INSTRUCTURE INC	7,818 SHARES	168,556	162,771
	INSULET CORP	47,490 SHARES	1,717,713	1,795,597
	INTELIQUENT INC	218,307 SHARES	3,812,732	3,879,315
	INTERCONTINENTALEXCHANGE INC	16,512 SHARES	3,998,806	4,231,365
	INTERSECT ENT INC	109,868 SHARES	2,588,046	2,472,030

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	INTERXION HLDG	66,683 SHARES	1,651,455	2,010,492
	INT'L CONSOLIDATED AIRLINES GRP	353,627 SHARES	1,731,220	3,181,992
	INT'L PAPER CO	75,550 SHARES	2,843,527	2,848,235
	INTL. FCSTONE INC	4,822 SHARES	150,736	161,344
	INTRA-CELLULAR THERAPIES INC	13,400 SHARES	722,394	720,786
	INV TECH GRP INC	29,078 SHARES	495,780	494,908
	INVESCO LTD	68,150 SHARES	1,729,942	2,281,662
	ISLE OF CAPRI CASINOS INC	64,002 SHARES	888,988	891,548
	IXYS CORP	81,466 SHARES	994,387	1,028,916
	JACK IN THE BOX INC	40,987 SHARES	3,088,780	3,144,113
	JAPAN AIRLINES CO LTD	111,700 SHARES	4,079,450	4,044,767
	JB HUNT TRANSPORT SERVICES INC	25,650 SHARES	1,272,013	1,881,684
	JOHNSON & JOHNSON	68,200 SHARES	4,689,662	7,005,504
	JOHNSON CONTROLS INC	87,000 SHARES	4,176,915	3,435,630
	JONES ENERGY INC	32,293 SHARES	113,994	124,328
	JOURNAL MEDIA GRP INC	15,978 SHARES	191,257	192,056
*	JPMORGAN CHASE & CO	51,298,135 SHARES	2,408,047,542	3,387,215,854
	JUNIPER NETWORKS INC	48,400 SHARES	1,392,764	1,335,840
	K12 INC	72,623 SHARES	655,786	639,082
	KADANT INC	25,425 SHARES	1,010,644	1,032,509
	KANSAS CITY SOUTHERN	30,898 SHARES	3,086,304	2,307,154
	KARYOPHARM THERAPEUTICS INC	37,000 SHARES	498,390	490,250
	KB HOME	46,248 SHARES	561,451	570,238
	KBC GROEP NV	27,655 SHARES	1,405,579	1,732,501
	KDDI CORP	376,700 SHARES	4,979,358	9,876,652
	KELLY SERVICES INC	6,649 SHARES	101,730	107,381
	KIMBALL ELECTRONICS INC	97,354 SHARES	1,143,910	1,069,920
	KIMBALL INT'L INC	40,549 SHARES	411,978	396,164
	KINDRED HEALTHCARE INC	94,468 SHARES	1,109,054	1,125,114
	KIRKLAND'S INC	34,558 SHARES	487,613	501,091
	KOHL'S CORP	64,000 SHARES	3,103,229	3,048,320
	KORN/FERRY INT'L	86,053 SHARES	1,625,883	2,855,239
	L INT'L COMPUTERS INC	21,600 SHARES	—	2
	LACLEDE GRP INC	13,224 SHARES	765,273	785,638
	LAS VEGAS SANDS CORP	145,365 SHARES	8,869,041	6,372,802
	LASALLE HOTEL PROPERTIES	21,480 SHARES	541,511	540,437
	LEGRAND SA	100,826 SHARES	4,068,606	5,717,324
	LENNAR CORP	163,129 SHARES	5,662,147	7,978,639
	LIBBEY INC	9,352 SHARES	204,061	199,385
	LIFEPOINT HEALTH INC	47,868 SHARES	2,455,430	3,513,511
	LIFETIME BRANDS INC	27,033 SHARES	363,324	358,458
	LINDE AG	31,077 SHARES	5,488,165	4,520,323
	LITHIA MOTORS INC	36,750 SHARES	3,911,670	3,920,123
	LITTELFUSE INC	8,621 SHARES	893,222	922,533
	LLOYDS BANKING GRP PLC	5,304,681 SHARES	5,400,635	5,713,029
	LOCKHEED MARTIN CORP	2,147 SHARES	485,605	466,221
	LOEWS CORP	64,550 SHARES	2,564,912	2,478,720
	LOGMEIN INC	6,356 SHARES	422,356	426,488
	LOWE'S COS INC	213,662 SHARES	7,064,417	16,246,858
	M/A-COM TECH SOLUTIONS HLDGS INC	56,102 SHARES	1,981,160	2,294,011
	MACROGENICS INC	24,600 SHARES	773,178	761,862
	MAIDEN HLDGS LTD	95,856 SHARES	1,401,415	1,429,213

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	MAINSOURCE FINANCIAL GRP INC	14,466 SHARES	327,076	330,982
	MARCUS & MILLICHAP INC	37,500 SHARES	484,959	1,092,750
	MARKEL CORP	6,803 SHARES	4,581,211	6,009,430
	MARKETAXESS HLDGS INC	5,991 SHARES	628,336	668,536
	MARKETO INC	70,918 SHARES	2,224,635	2,036,056
	MARSH & MCLENNAN COS INC	172,490 SHARES	6,878,777	9,564,571
	MASTERCARD INC	141,552 SHARES	8,279,265	13,781,503
	MATCH GRP INC	44,056 SHARES	631,322	596,959
	MATRIX SERVICE CO	46,394 SHARES	922,313	952,933
	MATSON INC	80,733 SHARES	3,398,859	3,441,648
	MATTEL INC	146,350 SHARES	3,629,225	3,976,330
	MATTRESS FIRM HLDG CORP	75,376 SHARES	2,640,348	3,364,031
	MCKESSON CORP	11,095 SHARES	2,000,695	2,188,267
	MEDICINES CO	35,400 SHARES	1,401,132	1,321,836
	MEDIVATION INC	81,667 SHARES	4,353,067	3,947,783
	MEDTRONIC PLC	165,792 SHARES	11,203,512	12,752,721
	MERCK & CO INC	122,750 SHARES	4,320,000	6,483,655
	MERITOR INC	357,926 SHARES	2,709,500	2,988,682
	META FINANCIAL GRP INC	8,402 SHARES	374,309	385,904
	METALDYNE PERFORMANCE GRP INC	72,520 SHARES	1,183,026	1,330,017
	METHODE ELECTRONICS INC	28,640 SHARES	901,874	911,611
	METLIFE INC	138,250 SHARES	6,562,007	6,665,033
	MFA FINANCIAL INC	537,890 SHARES	4,166,706	3,550,074
	MGE ENERGY INC	11,836 SHARES	535,934	549,190
	MICHAEL PAGE INT'L PLC	328,165 SHARES	1,693,314	2,342,474
	MICROSOFT CORP	178,750 SHARES	5,458,377	9,917,050
	MID-AMERICA APT COMMTS INC	4,191 SHARES	376,603	380,585
	MIMECAST LTD	38,987 SHARES	383,115	374,275
	MINERALS TECHNOLOGIES INC	43,179 SHARES	1,982,780	1,980,189
	MOBILE MINI INC	129,536 SHARES	4,201,962	4,032,456
	MOELIS & CO	69,858 SHARES	2,293,349	2,038,456
	MOLINA HEALTHCARE INC	124,451 SHARES	6,809,771	7,483,239
	MONDELEZ INT'L INC	219,412 SHARES	7,475,614	9,838,434
	MONOLITHIC POWER SYSTEMS INC	43,883 SHARES	1,830,782	2,795,786
	MONSTER BEVERAGE CORP	55,561 SHARES	3,547,727	8,276,367
	MORGAN STANLEY	319,300 SHARES	8,626,513	10,156,933
	MOTORS LIQUIDATION CO	765 SHARES	—	11,131
	MSCI INC	46,505 SHARES	3,178,457	3,354,406
	MULTI PACKAGING SOLUTNS INT'L LTD	93,171 SHARES	1,228,332	1,616,517
	NACCO INDUSTRIES INC	6,575 SHARES	266,814	277,465
	NANOMETRICS INC	15,635 SHARES	238,590	236,714
	NATIONAL BANKSHARES INC	3,215 SHARES	111,175	114,261
	NATIONAL GENERAL HLDGS CORP	12,055 SHARES	260,629	263,522
	NAUTILUS INC	45,736 SHARES	774,768	764,706
	NBT BANCORP INC	10,441 SHARES	286,292	291,095
	NELNET INC	11,544 SHARES	361,212	387,532
	NEUROCRINE BIOSCIENCES INC	10,400 SHARES	539,448	588,328
	NEVRO CORP	26,893 SHARES	1,233,308	1,815,546
	NEW JERSEY RESOURCES CORP	77,956 SHARES	2,385,454	2,569,430
	NEWS CORP	82,250 SHARES	1,247,863	1,098,860
	NEXSTAR BROADCASTING GRP INC	30,978 SHARES	1,736,627	1,818,409
	NIELSEN HLDGS PLC	156,932 SHARES	6,199,905	7,313,031

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	NIKON CORP	379,400 SHARES	6,793,379	5,125,109
	NIVALIS THERAPEUTICS INC	53,200 SHARES	450,604	411,768
	NN INC	127,871 SHARES	3,140,782	2,038,264
	NOVADAQ TECHNOLOGIES INC	200,014 SHARES	2,406,420	2,548,178
	NOVARTIS AG	77,674 SHARES	4,909,386	6,735,368
	NOWAUTO INC	12,999 SHARES	—	1
	NUVASIVE INC	78,004 SHARES	4,062,970	4,220,796
	NXP SEMICONDUCTORS NV	20,250 SHARES	1,647,928	1,706,063
	NXSTAGE MEDICAL INC	131,298 SHARES	2,390,082	2,876,739
	OCCIDENTAL PETROLEUM CORP	68,750 SHARES	5,342,305	4,648,188
	OFFICE DEPOT INC	514,474 SHARES	2,783,304	2,901,633
	OMNIVISION TECHNOLOGIES INC	56,184 SHARES	1,620,347	1,630,460
	OMNOVA SOLUTIONS INC	48,878 SHARES	292,779	299,622
	ONCOTHYREON INC	179,900 SHARES	395,780	399,378
	OOMA INC	136,697 SHARES	967,815	868,026
	OPHTHOTECH CORP	18,100 SHARES	1,388,994	1,421,393
	OPPENHEIMER HLDGS INC	3,872 SHARES	61,061	67,295
	ORASURE TECHNOLOGIES INC	169,624 SHARES	1,137,845	1,092,379
	ORBCOMM INC	256,334 SHARES	1,678,968	1,855,858
	ORCHID ISLAND CAPITAL INC	66,000 SHARES	642,293	655,380
	OTONOMY INC	60,396 SHARES	1,699,478	1,675,989
	OUTERWALL INC	34,704 SHARES	1,351,027	1,268,084
	OWENS & MINOR INC	34,777 SHARES	1,242,582	1,251,276
	PACIFIC ETHANOL INC	149,556 SHARES	644,586	714,878
	PACIRA PHARMACEUTICALS INC	30,000 SHARES	2,283,300	2,303,700
	PACWEST BANCORP	84,166 SHARES	3,591,363	3,627,555
	PARK-OHIO HLDGS CORP	12,859 SHARES	443,764	472,954
	PARKWAY PROPERTIES INC	100,917 SHARES	1,777,660	1,577,333
	PARTY CITY HOLDCO INC	98,916 SHARES	1,761,538	1,277,006
	PAYCOM SOFTWARE INC	47,084 SHARES	1,286,892	1,771,771
	PDC ENERGY INC	46,108 SHARES	2,459,565	2,461,245
	PEBBLEBROOK HOTEL TR	99,900 SHARES	2,659,562	2,799,198
	PEGASYSTEMS INC	126,907 SHARES	3,495,019	3,489,943
	PENNSYLVANIA REAL ESTATE INV TR	20,822 SHARES	443,092	455,377
	PENNYMAC FINANCIAL SERVICES INC	29,590 SHARES	469,593	454,502
	PENUMBRA INC	3,945 SHARES	216,896	212,280
	PEPSICO INC	115,290 SHARES	10,233,295	11,519,777
	PERFORMANCE FOOD GRP CO	84,995 SHARES	1,676,954	1,966,784
	PFIZER INC	333,950 SHARES	7,890,310	10,779,906
	PG&E CORP	177,350 SHARES	7,930,552	9,433,247
	PHARMERICA CORP	113,921 SHARES	3,595,343	3,987,235
	PHI INC	22,576 SHARES	409,980	370,472
	PHILIP MORRIS INT'L INC	67,450 SHARES	5,578,374	5,929,530
	PILGRIM'S PRIDE CORP	95,126 SHARES	2,028,086	2,101,333
	PINNACLE ENTERTAINMENT INC	86,034 SHARES	1,520,639	2,677,378
	PINNACLE FINANCIAL PARTNERS INC	96,448 SHARES	3,507,348	4,953,569
	PINNACLE FOODS INC	35,581 SHARES	1,486,930	1,510,769
	PIONEER ENERGY SERVICES CORP	11,178 SHARES	24,592	24,256
	PIPER JAFFRAY	13,882 SHARES	546,673	560,833
	POLYONE CORP	71,933 SHARES	2,722,041	2,284,592
	POPULAR INC	136,916 SHARES	3,759,713	3,880,199
	PORTLAND GENERAL ELECTRIC CO	261,565 SHARES	9,506,711	9,513,119

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	POSTNL NV	492,589 SHARES	3,988,830	1,872,848
	POTLATCH CORP	74,011 SHARES	2,246,234	2,238,093
	PREFERRED BANK/LOS ANGELES CA	35,946 SHARES	1,205,269	1,186,937
	PREMIER INC	62,226 SHARES	2,024,474	2,194,711
	PRESTIGE BRANDS HLDGS INC	18,297 SHARES	854,350	941,930
	PRICELINE GRP INC	2,927 SHARES	3,813,114	3,731,779
	PRIVATEBANCORP INC	17,242 SHARES	705,543	707,267
	PROCTER & GAMBLE CO	67,150 SHARES	4,415,694	5,332,382
	PROOFPOINT INC	37,701 SHARES	1,515,325	2,450,942
	PROSPERITY BANCSHARES INC	43,731 SHARES	1,861,550	2,092,966
	PROVIDENT FINANCIAL SERVICES INC	55,125 SHARES	1,007,183	1,110,769
	PS BUSINESS PARKS INC	14,101 SHARES	1,216,211	1,232,850
	PTC INC	30,540 SHARES	1,029,503	1,057,600
	PUMA BIOTECH INC	12,800 SHARES	934,016	1,003,520
	Q2 HLDGS INC	101,455 SHARES	2,097,147	2,675,368
	QLIK TECHNOLOGIES INC	221,758 SHARES	6,282,740	7,020,858
	QORVO INC	14,466 SHARES	746,880	736,319
	QTS REALTY TRUST INC	75,014 SHARES	2,879,249	3,383,882
	QUAD/GRAPHICS INC	262,408 SHARES	2,437,770	2,440,394
	QUALCOMM INC	67,400 SHARES	4,735,286	3,368,989
	RADIUS HEALTH INC	20,921 SHARES	1,486,543	1,287,478
	RAIT FINANCIAL TR	98,632 SHARES	259,402	266,306
	RAMCO-GERSHENSON PROPERTIES TR	9,936 SHARES	160,466	165,037
	RAPID7 INC	29,736 SHARES	483,805	449,906
	RAPTOR PHARMACEUTICAL CORP	127,600 SHARES	653,312	663,520
	RAYTHEON CO	27,650 SHARES	1,371,801	3,443,255
	REDWOOD TRUST INC	75,764 SHARES	995,539	1,000,085
	REGAL BELOIT CORP	11,471 SHARES	651,323	671,283
	REGENERON PHARMACEUTICALS INC	14,504 SHARES	3,176,229	7,873,786
	RELIANCE STEEL & ALUMINUM CO	16,619 SHARES	870,175	962,406
	RELX NV	512,589 SHARES	4,570,012	8,653,067
	RENASANT CORP	38,460 SHARES	1,268,332	1,323,409
	RENEWABLE ENERGY GRP INC	135,894 SHARES	1,174,124	1,262,455
	RESTORATION HARDWARE HLDGS INC	27,357 SHARES	2,025,206	2,173,514
	RETAIL OPPORTUNITY INVS CORP	306,872 SHARES	5,349,067	5,493,009
	RETAILMENOT INC	136,624 SHARES	1,360,775	1,355,310
	REVANCE THERAPEUTICS INC	27,700 SHARES	996,369	946,232
	REVLON INC	18,631 SHARES	522,041	518,687
	REX AMERICAN RESOURCES CORP	4,091 SHARES	211,014	221,200
	REXNORD CORP	152,858 SHARES	3,249,026	2,769,787
	RINGCENTRAL INC	103,016 SHARES	2,413,665	2,429,117
	RLJ LODGING TR	72,696 SHARES	1,618,213	1,572,414
	ROCHE HLDG AG	27,137 SHARES	5,118,688	7,493,174
	ROSS STORES INC	93,439 SHARES	3,615,825	5,027,953
	ROVI CORP	346,513 SHARES	3,745,806	5,772,907
	ROYAL DUTCH SHELL PLC	69,500 SHARES	4,397,645	3,182,405
	RPX CORP	41,353 SHARES	445,372	454,883
	RUTH'S HOSPITALITY GRP INC	139,108 SHARES	2,228,510	2,214,599
	RYANAIR HLDGS PLC ADR	18,305 SHARES	572,915	1,582,650
	SAGE THERAPEUTICS INC	2,400 SHARES	146,280	139,920
	SALESFORCE.COM INC	93,412 SHARES	4,191,968	7,323,501
	SAMSUNG ELECTRONICS CO LTD	10,570 SHARES	5,378,306	5,617,955

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	SANDERSON FARMS INC	11,398 SHARES	870,237	883,573
	SANMINA CORP	218,599 SHARES	4,658,345	4,498,767
	SANOFI	57,771 SHARES	4,915,319	4,932,672
	SAP SE	60,781 SHARES	3,934,935	4,845,017
	SCHNEIDER ELECTRIC SE	91,174 SHARES	7,818,033	5,205,664
	SCHNITZER STEEL INDUSTRIES INC	8,987 SHARES	127,436	129,143
	SCHWEITZER-MAUDUIT INT'L INC	67,149 SHARES	2,784,556	2,819,587
	SCIENCE APPLICATIONS INT'L CORP	102,432 SHARES	4,593,051	4,689,337
	SELECTIVE INSURANCE GRP INC	12,567 SHARES	416,847	422,000
	SEMGRP CORP	45,607 SHARES	2,345,789	1,316,218
	SEMTECH CORP	37,274 SHARES	1,180,361	705,224
	SERES THERAPEUTICS INC	4,500 SHARES	184,905	157,905
	SERVICENOW INC	58,090 SHARES	2,335,313	5,028,270
	SHERWIN-WILLIAMS CO	29,076 SHARES	5,719,811	7,548,130
	SHIN-ETSU CHEMICAL CO LTD	40,500 SHARES	2,299,072	2,227,761
	SIENTRA INC	100,313 SHARES	559,747	593,853
	SIERRA BANCORP	19,361 SHARES	352,370	341,722
	SIGNATURE BANK/NEW YORK NY	33,742 SHARES	2,391,669	5,175,011
	SILVER BAY REALTY TRUST CORP	30,832 SHARES	484,371	482,829
	SINCLAIR BROADCAST GRP INC	53,408 SHARES	1,690,897	1,737,896
	SK TELECOM CO LTD	310,091 SHARES	6,729,421	6,248,334
	SKULLCANDY INC	19,193 SHARES	85,025	90,783
	SOLARWINDS INC	96,055 SHARES	3,834,112	5,657,640
	SOUTHWEST AIRLINES CO	131,450 SHARES	1,651,821	5,660,237
	SOUTHWEST BANCORP INC	45,225 SHARES	799,126	790,533
	SOUTHWEST GAS CORP	11,105 SHARES	584,789	612,552
	SPARK ENERGY INC	50,517 SHARES	946,360	1,046,712
	SPARTANNASH CO	138,553 SHARES	2,937,324	2,998,287
	SPIRIT AIRLINES INC	38,492 SHARES	1,198,691	1,533,906
	SSE PLC	354,251 SHARES	8,342,790	7,978,155
	STANDEX INT'L CORP	3,361 SHARES	270,863	279,467
	STARBUCKS CORP	61,187 SHARES	3,296,620	3,673,056
	STEELCASE INC	101,336 SHARES	1,857,489	1,509,906
	STERICYCLE INC	39,813 SHARES	5,212,158	4,801,448
	STEWART INFO SERVICES CORP	40,914 SHARES	1,498,271	1,527,320
	STIFEL FINANCIAL CORP	15,854 SHARES	654,612	671,575
	STONE ENERGY CORP	62,321 SHARES	234,327	267,357
	STONEGATE BANK	7,306 SHARES	237,372	240,075
	STONERIDGE INC	37,919 SHARES	536,933	561,201
	SUMITOMO MITSUI FINCL GRP INC	113,200 SHARES	4,766,281	4,334,338
	SUMMIT HOTEL PROPERTIES INC	256,956 SHARES	2,990,968	3,070,624
	SUMMIT MATERIALS INC	149,430 SHARES	3,416,121	2,994,584
	SUN COMMUNITIES INC	4,895 SHARES	335,944	335,454
	SUNEDISON INC	207,237 SHARES	1,224,355	1,054,836
	SUNOPTA INC	248,753 SHARES	2,283,560	1,701,471
	SUNRUN INC	152,698 SHARES	2,098,071	1,797,255
	SUNSTONE HOTEL INVESTORS INC	125,414 SHARES	1,657,973	1,566,421
	SUPERIOR ENERGY SERVICES INC	44,463 SHARES	567,793	598,917
	SUPERVALU INC	131,948 SHARES	861,620	894,607
	SURGERY PARTNERS INC	65,155 SHARES	1,205,094	1,335,026
	SURGICAL CARE AFFILIATES INC	41,718 SHARES	1,634,928	1,660,794
	SVB FINANCIAL GRP	4,895 SHARES	581,624	582,016

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	SYKES ENTERPRISES INC	23,964 SHARES	727,787	737,612
	SYMETRA FINANCIAL CORP	170,446 SHARES	2,727,448	5,415,069
	SYNAPTICS INC	7,087 SHARES	567,102	569,370
	SYNERGY PHARMACEUTICALS INC	108,500 SHARES	651,000	615,195
	TAKE-TWO INTERACTIVE SFTWR INC	175,872 SHARES	6,113,311	6,127,380
	TE CONNECTIVITY LTD	61,400 SHARES	2,517,124	3,967,054
	TEAM HEALTH HLDGS INC	66,475 SHARES	3,075,256	2,917,588
	TECH DATA CORP	22,284 SHARES	1,451,580	1,479,212
	TECHNIP SA	71,137 SHARES	6,082,000	3,534,223
	TECNICAS REUNIDAS SA	36,238 SHARES	1,775,887	1,371,882
	TELADOC INC	18,265 SHARES	330,597	328,039
	TEXAS INSTRUMENTS INC	77,150 SHARES	2,849,237	4,228,592
	TEXAS ROADHOUSE INC	107,056 SHARES	1,779,912	3,829,393
	THERMO FISHER SCIENTIFIC INC	47,900 SHARES	3,037,097	6,794,615
	THRESHOLD PHARMACEUTICALS INC	509,900 SHARES	262,140	244,701
	TILLY'S INC	67,216 SHARES	403,296	445,642
	T-MOBILE US INC	58,200 SHARES	1,781,773	2,276,784
	TOTAL SA	148,901 SHARES	7,867,901	6,674,661
	TOWER INT'L INC	130,049 SHARES	3,629,668	3,715,500
	TOYOTA MOTOR CORP	95,800 SHARES	3,864,209	5,963,260
	TRANSATLANTIC PETROLEUM LTD	33,973 SHARES	39,748	47,222
	TRANSUNION	74,500 SHARES	1,929,177	2,053,965
	TRIANGLE PETROLEUM CORP	462,623 SHARES	245,190	356,220
	TRICO BANCSHARES	53,335 SHARES	1,466,713	1,463,512
	TRIMAS CORP	33,024 SHARES	595,423	615,898
	TRINSEO SA	54,796 SHARES	1,445,518	1,545,247
	TRISTATE CAPITAL HLDGS INC	51,216 SHARES	656,589	716,512
	TRIUMPH BANCORP INC	20,822 SHARES	346,895	343,563
	TRUEBLUE INC	184,164 SHARES	4,809,737	4,744,065
	TUTOR PERINI CORP	44,285 SHARES	724,503	741,331
	TWENTY-FIRST CENTURY FOX INC	180,100 SHARES	5,150,323	4,904,123
	TYCO INT'L PLC	97,050 SHARES	3,761,333	3,094,925
	TYSON FOODS INC	68,100 SHARES	3,011,637	3,631,773
	UBS GRP AG	362,410 SHARES	6,097,572	7,067,176
	ULTRA CLEAN HLDGS INC	273,029 SHARES	1,406,099	1,397,908
	ULTRAGENYX PHARMACEUTICAL INC	20,600 SHARES	2,263,322	2,310,908
	UMH PROPERTIES INC	20,603 SHARES	213,035	208,502
	UNISYS CORP	157,666 SHARES	1,729,596	1,742,209
	UNITED FIRE GRP INC	13,809 SHARES	514,523	529,023
	UNITED NATURAL FOODS INC	44,134 SHARES	2,280,450	1,737,114
	UNITED TECHNOLOGIES CORP	37,100 SHARES	3,393,222	3,564,197
	UNITEDHEALTH GRP INC	48,547 SHARES	5,799,093	5,711,069
	UNIVAR INC	61,328 SHARES	1,559,031	1,043,189
	UNIVERSAL INSURANCE HLDGS INC	78,029 SHARES	1,623,003	1,808,712
	UNIVERSAL TRUCKLOAD SERVCS INC	8,840 SHARES	121,727	124,114
	US BANCORP	66,050 SHARES	1,809,964	2,818,354
	USANA HEALTH SCIENCES INC	14,612 SHARES	1,888,455	1,866,683
	VAIL RESORTS INC	55,453 SHARES	2,903,099	7,097,429
	VALIDUS HLDGS LTD	61,347 SHARES	2,019,272	2,839,753
	VARONIS SYSTEMS INC	41,772 SHARES	1,136,085	785,314
	VECTRUS INC	207,713 SHARES	4,366,127	4,339,125
	VERISK ANALYTICS INC	70,858 SHARES	5,123,033	5,447,563

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	VERTEX PHARMACEUTICALS INC	34,482 SHARES	3,090,611	4,338,870
	VIACOM INC	19,550 SHARES	1,337,022	804,678
	VIAD CORP	13,078 SHARES	383,447	369,192
	VILLAGE SUPER MARKET INC	10,521 SHARES	271,021	277,228
	VISA INC	141,005 SHARES	6,618,852	10,934,938
	VITAE PHARMACEUTICALS INC	75,400 SHARES	1,221,480	1,364,740
	VODAFONE GRP PLC	1,541,155 SHARES	4,034,755	5,020,033
	VOLKSWAGEN AG	58,440 SHARES	12,263,939	8,490,901
	VOYAGER THERAPEUTICS INC	42,600 SHARES	913,344	932,940
	VSE CORP	7,891 SHARES	471,172	490,662
	VULCAN MATERIALS CO	25,350 SHARES	1,250,301	2,407,490
	WABASH NATIONAL CORP	63,125 SHARES	696,269	746,769
	WALKER & DUNLOP INC	29,444 SHARES	832,382	848,282
	WAL-MART STORES INC	29,000 SHARES	2,137,970	1,777,700
	WASHINGTON FEDERAL INC	6,210 SHARES	146,929	147,984
	WATCHIT TECHNOLOGIES INC	50,397 SHARES	—	5
	WAYFAIR INC	34,356 SHARES	935,348	1,636,033
	WEB.COM GRP INC	21,772 SHARES	458,518	435,658
	WEBMD HEALTH CORP	76,220 SHARES	3,525,937	3,681,426
	WELLCARE HEALTH PLANS INC	4,238 SHARES	346,880	331,454
	WELLS FARGO & CO	97,100 SHARES	3,679,818	5,278,356
	WESBANCO INC	9,206 SHARES	275,996	276,364
	WEST BANCORPORATION INC	14,685 SHARES	293,113	290,029
	WEST CORP	167,593 SHARES	3,595,517	3,614,981
	WESTAR ENERGY INC	8,037 SHARES	333,134	340,849
	WESTERN REFINING INC	34,485 SHARES	1,277,324	1,228,356
	WESTERN UNION CO	65,400 SHARES	1,033,146	1,171,314
	WESTFIELD CORP	315,715 SHARES	2,199,092	2,184,432
	WESTROCK CO	47,329 SHARES	2,084,178	2,159,149
	WEYERHAEUSER CO	105,600 SHARES	2,664,870	3,165,888
	WGL HLDGS INC	6,941 SHARES	439,018	437,214
	WHITE MOUNTAINS INS GRP LTD	6,733 SHARES	2,419,626	4,893,612
	WILSHIRE BANCORP INC	224,736 SHARES	2,521,538	2,595,701
	WINTRUST FINANCIAL CORP	79,765 SHARES	3,253,100	3,870,198
	WORKDAY INC	49,089 SHARES	4,306,692	3,911,412
	WORLD FUEL SERVICES CORP	10,155 SHARES	389,749	390,561
	WORTHINGTON INDUSTRIES INC	51,946 SHARES	1,545,394	1,565,652
	WP GLIMCHER INC	5,884 SHARES	61,194	62,429
	WW OIL AND GAS INC	284 SHARES	—	2
	WYNDHAM WORLDWIDE CORP	42,759 SHARES	2,659,356	3,106,441
	WYNN RESORTS LTD	11,239 SHARES	1,519,696	777,626
	XACTLY CORP	102,797 SHARES	952,928	876,858
	XCEL ENERGY INC	35,050 SHARES	1,226,122	1,258,646
	XCERRA CORP	268,573 SHARES	1,541,609	1,624,867
	XENCOR INC	23,600 SHARES	355,416	345,032
	XENIA HOTELS & RESORTS INC	16,900 SHARES	262,550	259,077
	XL GRP PLC	118,172 SHARES	3,084,502	4,629,979
	YADKIN FINANCIAL CORP	6,722 SHARES	165,428	169,193
	YRC WORLDWIDE INC	127,332 SHARES	1,756,773	1,805,568
	ZAFGEN INC	135,900 SHARES	959,098	854,811
	ZILLOW GRP INC	109,110 SHARES	3,492,741	2,627,618

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	ZOE'S KITCHEN INC	64,976 SHARES	1,958,072	1,818,028
	ZURICH INSURANCE GRP AG	22,402 SHARES	4,988,147	5,782,894
	TOTAL EQUITY SECURITIES		4,087,717,510	5,276,982,591
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
*	JPMAM/AIG	710,075,887 SHARES	710,075,887	710,075,887
*	JPMAM/PRUD'L WRAP CONTRACT	721,447,665 SHARES	721,447,665	721,447,665
*	JPMAM/STATE STREET BANK	329,308,715 SHARES	329,308,715	329,308,715
*	JPMAM/STATE STREET BANK LOAN	2,680 SHARES	2,680	2,680
*	JPMAM/VOYA CONTRACT MCA	331,775,704 SHARES	331,775,704	331,775,704
	TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		2,092,610,651	2,092,610,651
REGISTERED INVESTMENT COMPANIES:
*	JPM CORE BD FD	32,164,467 UNITS	363,337,127	371,821,234
	PIMCO FDS PAC INVT MGMT	588,432 UNITS	6,223,801	7,196,520
	TOTAL REGISTERED INVESTMENT COMPANIES		369,560,928	379,017,754
CORPORATE DEBT SECURITIES:
	ABBOT LABORATORIES	0.18% 05/JAN/2016 8,000,000	7,999,867	7,999,822
	ABBVIE INC	1.8% 14/MAY/2018 600,000	599,388	597,238
	ABBVIE INC	2.5% 14/MAY/2020 300,000	298,770	296,984
	ABBVIE INC	3.2% 06/NOV/2022 150,000	149,705	147,650
	ABN AMRO BANK	FLT 28/OCT/2016 2,943,000	2,953,509	2,951,240
	ACADIA HEALTHCARE CO INC	5.125% 01/JUL/2022 370,000	370,000	345,950
	ACADIA HEALTHCARE CO INC	5.625% 15/FEB/2023 230,000	230,000	217,350
	ACTAVIS FUNDING	3% 12/MAR/2020 300,000	296,355	299,762
	ACTAVIS FUNDING	3.45% 15/MAR/2022 1,500,000	1,481,142	1,501,636
	ACTIVISION BLIZZARD INC	5.625% 15/SEP/2021 3,080,000	3,165,888	3,226,300
	ACTIVISION BLIZZARD INC	6.125% 15/SEP/2023 685,000	750,075	726,100
	ADT CORP	3.5% 15/JUL/2022 1,085,000	978,025	971,075
	AEP TX CNTRL TRANS FUNDING LLC	6.25% 15/JAN/2017 4,174,325	4,262,087	4,182,924
	AERCAP IRELAND CAPITAL LTD	4.5% 15/MAY/2021 1,516,000	1,520,737	1,540,635
	AERCAP IRELAND CAPITAL LTD	4.625% 30/OCT/2020 655,000	661,550	670,556
	AES CORP	7.375% 01/JUL/2021 435,000	497,085	443,700
	AES CORP	8% 01/JUN/2020 1,620,000	1,720,450	1,782,000
	AGRICULTURAL BK	ZCP 03/JUN/2016 2,000,000	1,991,445	1,994,919
	ALERE INC	6.375% 01/JUL/2023 956,000	966,810	893,860
	ALLEGION PLC	5.875% 15/SEP/2023 900,000	922,500	918,000
	ALLEGION US HOLDING CO INC	5.75% 01/OCT/2021 786,000	796,893	795,825
	ALLIANCE DATA SYSTEMS CORP	5.375% 01/AUG/2022 2,200,000	2,208,250	2,095,500
	ALLIANCE DATA SYSTEMS CORP	6.375% 01/APR/2020 2,403,000	2,440,665	2,427,030
	ALLY AUTO RCVBLS TR	1.06% 15/FEB/2017 909,860	910,446	909,852
	ALLY AUTO RCVBLS TR	0.63% 15/MAY/2017 180,588	180,593	180,534
	ALLY AUTO RCVBLS TR	0.79% 15/JAN/2018 4,204,269	4,203,028	4,200,291
	ALLY AUTO RCVBLS TR	0.48% 15/FEB/2017 239,362	239,278	239,301
	ALLY AUTO RCVBLS TR	0.68% 17/JUL/2017 972,720	972,878	972,440
	ALLY AUTO RCVBLS TR	0.81% 15/SEP/2017 2,510,801	2,511,146	2,509,797
	ALLY AUTO RCVBLS TR	FLT 20/JUN/2017 1,638,039	1,638,038	1,637,090
	ALLY FNCL INC	5.75% 20/NOV/2025 570,000	565,825	577,125
	ALLY FNCL INC	3.25% 13/FEB/2018 1,400,000	1,390,116	1,393,000
	ALLY FNCL INC	3.5% 27/JAN/2019 592,000	586,642	583,860
	ALLY FNCL INC	4.125% 13/FEB/2022 2,222,000	2,188,803	2,199,780
	ALLY FNCL INC	4.625% 19/MAY/2022 1,730,000	1,718,645	1,738,650

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	ALLY FNCL INC	4.625% 30/MAR/2025 947,000	926,243	935,163
	ALLY FNCL INC	5.125% 30/SEP/2024 1,828,000	1,814,918	1,871,415
	ALTICE US FNC I CORP	5.375% 15/JUL/2023 880,000	884,400	882,200
	ALTICE US FNC II CORP	7.75% 15/JUL/2025 1,053,000	1,048,427	963,495
	AMAZON.COM INC	3.3% 05/DEC/2021 1,000,000	996,280	1,028,950
	AMAZON.COM INC	3.8% 05/DEC/2024 1,300,000	1,309,110	1,352,338
	AMC ENTERTAINMENT INC	5.75% 15/JUN/2025 424,000	422,940	426,120
	AMC NETWORKS INC	4.75% 15/DEC/2022 2,086,000	2,100,067	2,086,000
	AMC NETWORKS INC	7.75% 15/JUL/2021 1,212,000	1,290,398	1,272,600
	AMERICAN AXLE & MFG INC	6.625% 15/OCT/2022 409,000	412,068	428,428
	AMERICAN BLDRS & CNTR SUPPLY CO	5.625% 15/APR/2021 1,578,000	1,582,922	1,597,725
	AMERICAN BLDRS & CNTR SUPPLY CO	5.75% 15/DEC/2023 578,000	578,000	582,335
	AMERICAN EXPRESS CO	FLT 01/SEP/2066 40,000	21,717	40,300
	AMERICAN EXPRESS CREDIT CORP	FLT 05/NOV/2018 500,000	500,000	500,025
	AMERICAN EXPRESS CREDIT CORP	FLT 14/SEP/2020 1,400,000	1,400,000	1,411,948
	AMERICAN HONDA FNC CORP	0.29% 10/FEB/2016 7,400,000	7,398,356	7,396,865
	AMERICAN HONDA FNC CORP	FLT 07/OCT/2016 1,000,000	1,002,843	1,001,833
	AMERICAN HONDA FNC CORP	FLT 26/MAY/2016 3,000,000	3,002,709	3,002,799
	AMERICAN INT'L GROUP INC	3.75% 10/JUL/2025 1,300,000	1,295,489	1,288,378
	AMERICAN RENAL HOLDINGS INC	ZCP DEC/2021 1,882,000	1,853,770	1,834,950
	AMERICREDIT AUTO RCVBLS TR	0.65% 08/DEC/2017 225,547	225,480	225,532
	AMERICREDIT AUTO RCVBLS TR	0.90% 08/FEB/2019 1,227,951	1,226,347	1,224,904
	AMERICREDIT AUTO RCVBLS TR	FLT 10/OCT/2017 386,791	386,742	386,668
	AMERICREDIT AUTO RCVBLS TR	FLT 09/APR/2018 684,897	684,243	684,478
	AMERICREDIT AUTO RCVBLS TR	0.72% 09/APR/2018 382,820	382,201	382,141
	AMSTED INDUSTRIES INC	5% 15/MAR/2022 54,000	54,000	54,000
	AMSTED INDUSTRIES INC	5.375% 15/SEP/2024 983,000	983,000	963,340
	AMSURG CORP	5.625% 15/JUL/2022 1,000,000	1,017,500	990,000
	AMSURG CORP	5.625% 30/NOV/2020 540,000	545,400	548,100
	ANCESTRY.COM INC	11.00% 15/DEC/2020 384,000	442,560	409,920
	ANTERO RESOURCES CORP	5.125% 01/DEC/2022 1,559,000	1,574,590	1,184,840
	ANZ NEW ZEALAND INT'L LTD	1.125% 24/MAR/2016 800,000	800,747	800,489
	APPLE INC	0.18% 04/JAN/2016 8,000,000	7,999,893	7,999,777
	APPLIED SYSTEM INC	ZCP JAN/2022 182,000	180,635	169,260
	APX GROUP INC	6.375% 01/DEC/2019 2,455,000	2,470,361	2,350,662
	APX GROUP INC	8.75% 01/DEC/2020 1,616,000	1,638,043	1,313,000
	ARCELORMITTAL	6.5% 01/MAR/2021 1,185,000	1,201,221	953,795
	ARCELORMITTAL	7% 25/FEB/2022 639,000	660,028	514,395
	ARDAGH PACKAGING FNC PLC	6.75% 31/JAN/2021 896,000	908,460	860,160
	ARUBA INVESTMENTS INC	8.75% 15/FEB/2023 1,266,000	1,282,836	1,221,690
	AUSTRALIA & NEW ZEALAND BK GRP	FLT 10/JAN/2017 1,000,000	999,816	1,000,763
	AUSTRALIA & NEW ZEALAND BK GRP	3.25% 01/MAR/2016 1,000,000	1,004,234	1,004,076
	AUSTRALIA & NEW ZEALAND BK GRP	0.90% 12/FEB/2016 1,700,000	1,700,641	1,700,376
	AVAGO TECHNOLOGIES	ZCP DEC/2022 700,000	693,000	693,931
	AVIS BUDGET CAR RENTAL LLC	5.125% 01/JUN/2022 765,000	753,525	755,438
	AYT CEDULAS CAJAS GLOBAL BD	FLT 22/FEB/2018 100,000	125,212	107,441
	B&G FOODS INC	4.625% 01/JUN/2021 778,000	784,475	770,220
	BALL CORP	4.375% 15/DEC/2020 1,538,000	1,549,096	1,562,031
	BANCA MONTE DEI PASCHI DI SIENA	3.625% 01/APR/2019 600,000	707,369	652,275
	BANCO INBURSA SA INSTTCN DE BANC	4.125% 06/JUN/2024 1,000,000	980,000	937,500
	BANCO SANTANDER CHILE	FLT 11/APR/2017 2,200,000	2,209,900	2,172,500
	BANCO SANTANDER SA	FLT 29/DEC/2049 1,100,000	1,296,443	1,117,260

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	BANK OF AMERICA AUTO TR	1.03% 15/DEC/2016 53,885	53,926	53,874
	BANK OF AMERICA CORP	2.65% 01/APR/2019 1,100,000	1,101,419	1,102,683
	BANK OF AMERICA CORP	4% 01/APR/2024 4,600,000	4,582,750	4,704,489
	BANK OF AMERICA CORP	6.875% 25/APR/2018 600,000	698,572	661,954
	BANK OF AMERICA CORP	FLT 08/MAY/2017 3,000,000	3,000,000	2,992,590
	BANK OF AMERICA CORP	FLT 14/NOV/2016 3,875,000	3,877,453	3,871,854
	BANK OF CHINA/HONG KONG	ZCP 02/JUN/2016 1,800,000	1,792,579	1,793,093
	BANK OF NEW YORK MELLON CORP	2.5% 15/JAN/2016 5,500,000	5,504,345	5,502,838
	BANK OF NOVA SCOTIA	FLT 22/FEB/2016 1,000,000	999,943	999,676
	BANK OF NOVA SCOTIA	FLT 23/MAR/2016 2,000,000	1,999,908	1,998,282
	BARCLAYS BANK PLC	FLT 10/APR/2023 230,000	255,588	245,525
	BARCLAYS BANK PLC	7.625% 21/NOV/2022 1,470,000	1,720,137	1,673,962
	BARCLAYS PLC	FLT 29/DEC/2049 1,100,000	1,243,915	1,209,568
	BARCLAYS PLC	FLT 29/DEC/2049 600,000	727,843	706,367
	BEACON ROOFING SUPPLY INC	6.375% 01/OCT/2023 490,000	502,250	499,188
	BELLSOUTH LLC	4.821% 26/APR/2021 600,000	621,168	607,135
	BERKSHIRE HATHAWAY INC	0.80% 11/FEB/2016 1,000,000	1,000,447	1,000,154
	BERRY PLASTICS CORP	5.125% 15/JUL/2023 1,000,000	998,750	972,500
	BERRY PLASTICS CORP	5.5% 15/MAY/2022 2,104,000	2,139,975	2,096,110
	BERRY PLASTICS CORP	6% 15/OCT/2022 385,000	385,000	391,738
	BEVERAGE PACKAGING HOLDINGS	6% 15/JUN/2017 246,000	246,000	238,005
	BGC PARTNERS INC	5.375% 09/DEC/2019 775,000	769,149	804,059
	BLUE RACER MIDSTREAM LLC	6.125% 15/NOV/2022 1,947,000	1,953,708	1,343,430
	BMW VEHICLE LEASE TR	0.73% 21/FEB/2017 4,647,480	4,646,141	4,644,270
	BMW VEHICLE LEASE TR	0.86% 21/FEB/2017 1,309,036	1,309,201	1,308,198
	BMW VEHICLE LEASE TR	0.42% 20/OCT/2016 1,470,359	1,470,359	1,470,360
	BMW VEHICLE LEASE TR	1.07% 22/JAN/2018 1,200,000	1,199,980	1,196,694
	BMW VEHICLE OWNER TR	0.67% 27/NOV/2017 900,372	899,734	898,830
	BMW VEHICLE OWNER TR	0.53% 25/APR/2017 561,999	562,025	561,564
	BNP PARIBAS NY	0.73% 25/MAY/2016 1,500,000	1,500,000	1,499,987
	BNP PARIBAS SA	3.6% 23/FEB/2016 1,000,000	1,003,940	1,003,645
	BOND FIXED	5.50% 15/FEB/2022 416,000	426,920	426,400
	BOTTLING GROUP LLC	5.5% 01/APR/2016 1,120,000	1,133,550	1,132,593
	BOYD GAMING CORP	6.875% 15/MAY/2023 690,000	695,175	708,975
	BP CAPITAL MARKETS PLC	2.5% 06/NOV/2022 750,000	705,113	712,979
	BP CAPITAL MARKETS PLC	3.06% 17/MAR/2022 800,000	800,000	783,906
	BP CAPITAL MARKETS PLC	3.81% 10/FEB/2024 1,400,000	1,430,618	1,399,269
	BP CAPITAL MARKETS PLC	3.2% 11/MAR/2016 1,900,000	1,909,095	1,909,192
	BRANCH BANKING & TR CO	1.45% 03/OCT/2016 250,000	250,893	250,916
	BRANCH BANKING & TR CO	FLT 01/DEC/2016 4,200,000	4,202,659	4,198,152
	CALATLANTIC GROUP INC	5.875% 15/NOV/2024 400,000	405,000	418,000
	CALATLANTIC GROUP INC	6.25% 15/DEC/2021 770,000	823,900	821,975
	CALPINE CORP	6.00% 15/JAN/2022 1,737,000	1,830,587	1,792,914
	CANADIAN IMPERL BK OF COMMERCE	FLT 23/MAY/2017 1,700,000	1,698,584	1,699,007
	CAPITAL AUTO RCVBLS ASSET TR	0.79% 20/JUN/2017 88,665	88,665	88,641
	CAPITAL AUTO RCVBLS ASSET TR	1.31% 20/DEC/2017 1,433,334	1,434,390	1,433,255
	CAPITAL AUTO RCVBLS ASSET TR	1.09% 20/MAR/2018 1,098,592	1,097,892	1,097,297
	CAPITAL AUTO RCVBLS ASSET TR	0.96% 20/APR/2017 737,599	737,972	737,378
	CAPITAL ONE MULTI-ASSET EXECTN TR	5.05% 17/DEC/2018 2,975,000	3,061,083	2,989,286
	CAPITAL ONE MULTI-ASSET EXECTN TR	0.63% 15/NOV/2018 8,000,000	8,004,161	7,999,488
	CAPITAL ONE MULTI-ASSET EXECTN TR	FLT 15/FEB/2019 500,000	499,721	499,874
	CAPSUGEL SA	7.00% 15/MAY/2019 577,000	583,248	562,575

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	CARMAX AUTO OWNER TR	1.25% 15/JUN/2017 207,050	207,340	207,096
	CARMAX AUTO OWNER TR	1.16% 15/DEC/2017 1,870,206	1,872,636	1,870,327
	CARMAX AUTO OWNER TR	0.52% 17/JUL/2017 621,949	621,881	621,664
	CARMAX AUTO OWNER TR	0.60% 16/OCT/2017 1,186,299	1,185,881	1,185,649
	CARMAX AUTO OWNER TR	0.64% 16/JAN/2018 400,616	400,262	399,935
	CARMAX AUTO OWNER TR	0.80% 16/JUL/2018 2,480,920	2,477,457	2,474,782
	CARMAX AUTO OWNER TR	0.79% 15/OCT/2018 625,743	624,676	623,194
	CARMAX AUTO OWNER TR	0.55% 15/AUG/2017 666,113	665,778	665,545
	CARMAX AUTO OWNER TR	0.67% 15/FEB/2018 789,818	789,594	788,847
	CARMAX AUTO OWNER TR	0.88% 15/MAR/2018 1,304,664	1,304,275	1,303,708
	CARMAX AUTO OWNER TR	0.4% 15/AUG/2016 667,551	667,551	667,551
	CARMAX AUTO OWNER TR	0.42% 17/OCT/2016 1,651,612	1,651,612	1,651,614
	CARRIZO OIL & GAS INC	6.25% 15/APR/2023 2,464,000	2,436,616	1,995,840
	CATERPILLAR FNCL SERVICES CORP	FLT 03/MAR/2017 3,215,000	3,210,601	3,203,905
	CBRE SERVICES INC	5.25% 15/MAR/2025 909,000	915,764	920,752
	CCO HOLDINGS LLC	5.125% 01/MAY/2023 229,000	229,000	229,000
	CCO HOLDINGS LLC	5.25% 15/MAR/2021 935,000	963,050	971,231
	CCO HOLDINGS LLC	5.25% 30/SEP/2022 70,000	69,868	70,700
	CCO HOLDINGS LLC	5.375% 01/MAY/2025 1,829,000	1,829,000	1,819,855
	CCO HOLDINGS LLC	5.875% 01/MAY/2027 1,157,000	1,157,000	1,151,215
	CCO HOLDINGS LLC	6.625% 31/JAN/2022 1,416,000	1,466,807	1,492,110
	CCO SAFARI II LLC	4.464% 23/JUL/2022 4,200,000	4,200,000	4,185,342
	CCOH SAFARI LLC	5.75% 15/FEB/2026 988,000	988,000	990,470
	CEDAR FR LP/CANADA'S WNDRLND CO	5.25% 15/MAR/2021 2,530,000	2,533,087	2,605,900
	CELANESE US HOLDINGS LLC	5.875% 15/JUN/2021 1,306,000	1,398,240	1,377,830
	CENTENE CORP	4.75% 15/MAY/2022 2,127,000	2,154,262	2,057,872
	CENTURYLINK INC	5.625% 01/APR/2020 535,000	541,688	528,981
	CENTURYLINK INC	5.625% 01/APR/2025 900,000	903,375	760,500
	CENTURYLINK INC	6.45% 15/JUN/2021 2,021,000	2,103,781	1,970,475
	CEQUEL COMMCTNS HOLDINGS I LLC	5.125% 15/DEC/2021 814,000	721,515	732,600
	CEQUEL COMMCTNS HOLDINGS I LLC	6.375% 15/SEP/2020 1,841,000	1,927,032	1,799,577
	CHEMOURS CO	6.625% 15/MAY/2023 2,725,000	2,721,250	1,907,500
	CHEMOURS CO	7.00% 15/MAY/2025 900,000	667,008	614,250
	CHEVRON CORP CORP	0.23% 05/JAN/2016 8,000,000	7,999,804	7,999,714
	CHIBA BK LTD NY BRANCH	0.50% 01/MAR/2016 1,500,000	1,500,000	1,499,583
	CHOICE HOTELS INT'L INC	5.75% 01/JUL/2022 2,023,000	2,191,685	2,164,610
	CHRYSLER CAPITAL AUTO RCVBLS TR	0.85% 15/MAY/2018 2,607,615	2,609,423	2,605,206
	CHRYSLER CAPITAL AUTO RCVBLS TR	0.69% 15/SEP/2017 143,488	143,432	143,425
	CHRYSLER CAPITAL AUTO RCVBLS TR	0.81% 15/NOV/2017 1,607,930	1,607,791	1,606,993
	CHS/COMMUNITY HEALTH SYSTEMS	5.125% 01/AUG/2021 500,000	506,875	497,500
	CHS/COMMUNITY HEALTH SYSTEMS	5.125% 15/AUG/2018 1,385,000	1,449,825	1,391,925
	CHS/COMMUNITY HEALTH SYSTEMS	6.875% 01/FEB/2022 2,520,000	2,617,958	2,390,850
	CINEMARK USA INC	5.125% 15/DEC/2022 521,000	513,815	517,093
	CISCO SYSTEMS INC	5.5% 22/FEB/2016 9,900,000	9,970,440	9,963,112
	CIT GROUP INC	5.00% 15/AUG/2022 979,000	979,000	1,005,316
	CIT GROUP INC	5.25% 15/MAR/2018 1,018,000	1,018,000	1,051,085
	CIT GROUP INC	5.375% 15/MAY/2020 615,000	673,425	644,213
	CIT GROUP INC	5.5% 15/FEB/2019 2,005,000	2,012,519	2,095,225
	CITIBANK CREDIT CARD ISSUANCE TR	0.73% 07/FEB/2018 4,125,000	4,126,739	4,124,385
	CITIBANK CREDIT CARD ISSUANCE TR	FLT 07/FEB/2018 2,000,000	2,000,000	1,999,884
	CITIBANK CREDIT CARD ISSUANCE TR	FLT 07/NOV/2018 4,230,000	4,230,342	4,228,185
	CITIBANK CREDIT CARD ISSUANCE TR	1.11% 23/JUL/2018 3,860,000	3,866,184	3,862,308

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	CITIBANK CREDIT CARD ISSUANCE TR	FLT 09/MAY/2018 1,000,000	1,000,000	999,907
	CITIBANK CREDIT CARD ISSUANCE TR	FLT 24/AUG/2018 750,000	749,929	749,718
	CITIGROUP INC	FLT 10/MAR/2017 1,300,000	1,300,000	1,296,866
	CITIGROUP INC	2.65% 26/OCT/2020 300,000	299,664	297,575
	CITIZENS BANK NA	2.3% 03/DEC/2018 700,000	699,090	699,173
	CLEAR CHANNEL WW HOLDINGS INC	6.5% 15/NOV/2022 2,093,000	2,127,152	2,040,675
	CNH EQUIPMENT TR	0.65% 16/APR/2018 1,365,340	1,365,556	1,364,839
	CNH EQUIPMENT TR	0.69% 15/JUN/2018 548,818	548,693	548,539
	CNH EQUIPMENT TR	0.69% 15/AUG/2018 4,020,698	4,017,003	4,013,859
	CNH EQUIPMENT TR	1.02% 15/AUG/2018 1,148,938	1,148,593	1,147,612
	CNH EQUIPMENT TR	0.48% 15/AUG/2017 1,878,104	1,877,475	1,877,443
	CNH EQUIPMENT TR	0.63% 15/DEC/2017 760,020	759,679	759,336
	CNH EQUIPMENT TR	0.84% 15/JUN/2018 296,576	296,409	296,152
	COCA-COLA COMPANY CORP	0.70% 14/JUL/2016 1,000,000	996,381	996,886
	COCA-COLA COMPANY CORP	0.74% 01/AUG/2016 8,000,000	7,966,393	7,971,276
	COGECO CABLE INC	4.875% 01/MAY/2020 369,000	369,000	368,078
	COMMONWEALTH BK OF AUSTRALIA	FLT 03/JUN/2016 550,000	550,045	549,694
	COMMONWEALTH BK OF AUSTRALIA	FLT 20/SEP/2016 2,000,000	2,004,385	2,002,450
	COMMONWEALTH BK OF AUSTRALIA	2.3% 06/SEP/2019 3,000,000	2,994,240	2,992,893
	CONCHO RESOURCES INC	5.5% 01/APR/2023 3,390,000	3,552,600	3,135,750
	CONCHO RESOURCES INC	6.5% 15/JAN/2022 1,057,000	1,102,787	1,014,720
	CONCORDIA HEALTHCARE CORP	7% 15/APR/2023 741,000	741,000	642,818
	CONCORDIA HEALTHCARE CORP	ZCP 10/2021 1,285,000	1,226,758	1,237,622
	CONSTELLATION BRANDS INC	4.25% 01/MAY/2023 411,000	415,110	411,000
	CONSTELLATION BRANDS INC	4.75% 15/NOV/2024 1,671,000	1,711,175	1,704,420
	CONVATEC FNC INT'L SA	8.25% 15/JAN/2019 1,008,000	1,009,377	937,440
	COOPERATIEVE CENTRALE	FLT 31/DEC/2049 3,493,000	3,425,284	4,312,108
	CREDIT AGRICOLE	0.66% 03/MAR/2016 1,100,000	1,100,000	1,100,297
	CREDIT AGRICOLE	FLT 31/DEC/2049 1,200,000	1,254,730	1,227,000
	CREDIT AGRICOLE	FLT 12/JUN/2017 1,700,000	1,700,000	1,695,092
	CREDIT AGRICOLE	FLT 15/APR/2016 3,500,000	3,507,897	3,507,133
	CREDIT SUISSE AG	0.54% 16/MAR/2016 2,000,000	2,000,000	2,000,212
	CREDIT SUISSE AG	FLT 11/MAR/2016 750,000	749,921	749,416
	CREDIT SUISSE GRP FNDG GUERNSEY	3.125% 10/DEC/2020 1,300,000	1,297,556	1,294,095
	CREDIT SUISSE GRP FNDG GUERNSEY	3.75% 26/MAR/2025 6,025,000	5,943,384	5,827,886
	CREDIT SUISSE GRP FNDG GUERNSEY	3.8% 15/SEP/2022 700,000	707,119	699,448
	CRESTWOOD MIDSTREAM PRTNRS LP	6.25% 01/APR/2023 1,004,000	1,061,730	700,290
	CROWN CASTLE INT'L CORP	4.875% 15/APR/2022 1,500,000	1,500,000	1,556,250
	CROWN CASTLE INT'L CORP	5.25% 15/JAN/2023 2,396,000	2,436,169	2,518,795
	CROWNROCK LP/CROWNROCK FNC INC	7.125% 15/APR/2021 186,000	180,420	174,375
	CROWNROCK LP/CROWNROCK FNC INC	7.75% 15/FEB/2023 1,481,000	1,495,774	1,392,140
	CSC HOLDINGS LLC	5.25% 01/JUN/2024 689,000	651,105	604,598
	CSC HOLDINGS LLC	6.75% 15/NOV/2021 671,000	714,963	659,258
	CSC HOLDINGS LLC	8.625% 15/FEB/2019 1,380,000	1,581,550	1,469,700
	CVS PASS-THROUGH TR	5.88% 10/JAN/2028 163,327	157,630	175,372
	CVS PASS-THROUGH TR	6.036% 10/DEC/2028 668,653	491,908	734,306
	CYRUSONE LP / CYRUSONE FNC CORP	6.375% 15/NOV/2022 1,911,000	1,944,643	1,968,330
	DAIMLER FNC NORTH AMERICA LLC	2.7% 03/AUG/2020 3,400,000	3,393,370	3,365,521
	DANA HOLDING CORP	5.5% 15/DEC/2024 215,000	215,538	208,550
	DANA HOLDING CORP	6.75% 15/FEB/2021 1,055,000	1,068,886	1,084,012
	DAVITA HEALTHCARE PARTNERS INC	5.125% 15/JUL/2024 1,250,000	1,260,937	1,250,000
	DAVITA HEALTHCARE PARTNERS INC	5.75% 15/AUG/2022 2,625,000	2,640,235	2,703,750

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	DELL EQUIPMENT FNC TR	0.64% 22/JUL/2016 49,527	49,526	49,507
	DELL EQUIPMENT FNC TR	0.42% 22/APR/2016 132,106	132,106	132,106
	DEUTSCHE BANK AG	FLT 30/MAY/2017 900,000	900,000	894,239
	DIAMONDBACK ENERGY INC	7.625% 01/OCT/2021 349,000	328,496	352,490
	DIGITALGLOBE INC	5.25% 01/FEB/2021 1,505,000	1,472,200	1,264,200
	DISCOVER CARD EXECUTION NOTE TR	FLT 15/MAY/2019 530,000	530,264	530,293
	DISCOVER CARD EXECUTION NOTE TR	0.69% 15/AUG/2018 9,000,000	9,001,097	8,998,706
	DISH DBS CORP	5.875% 15/JUL/2022 450,000	459,594	419,625
	DISH DBS CORP	5.875% 15/NOV/2024 545,000	540,913	485,050
	DISH DBS CORP	6.75% 01/JUN/2021 3,755,000	4,027,768	3,783,162
	DISH DBS CORP	7.875% 01/SEP/2019 113,000	123,876	122,888
	DISNEY (WALT) CO	28/JAN/2016 0.24% 8,000,000	7,998,860	7,998,270
	DNB BANK	0.56% 23/FEB/2016 1,500,000	1,498,807	1,499,433
	DR HORTON INC	4.00% 15/FEB/2020 1,200,000	1,206,000	1,206,840
	E*TRADE FNCL CORP	4.625% 15/SEP/2023 1,000,000	1,007,500	1,016,250
	E*TRADE FNCL CORP	5.375% 15/NOV/2022 1,235,000	1,247,350	1,293,662
	ECO SERVICES OPERATIONS LLC	8.5% 01/NOV/2022 1,088,000	1,091,440	924,800
	EKSPORTFINANS	5.5% 25/MAY/2016 1,053,000	1,087,951	1,066,236
	EL PASO LLC	7.42% 15/FEB/2037 1,500,000	1,751,100	1,381,867
	EL PASO NATURAL GAS CO LLC	8.375% 15/JUN/2032 70,000	62,621	67,489
	EMDEON INC	11.00% 31/DEC/2019 1,060,000	1,076,691	1,105,050
	EMDEON INC	6% 15/FEB/2021 807,000	807,000	750,510
	EMERSON ELECTRIC CO	5.125% 01/DEC/2016 995,000	1,031,112	1,032,288
	ENDO LTD/ENDO FNC LLC	6.00% 01/FEB/2025 1,568,000	1,581,199	1,544,480
	ENDO LTD/ENDO FNC LLC	6.00% 15/JUL/2023 1,800,000	1,800,000	1,791,000
	ENERGY TRANSFER EQUITY LP	5.5% 01/JUN/2027 4,076,000	3,928,204	3,097,760
	ENERGY TRANSFER EQUITY LP	5.875% 15/JAN/2024 1,479,000	1,446,975	1,205,385
	ENERGY TRANSFER PARTNERS LP	4.05% 15/MAR/2025 1,100,000	1,099,098	903,386
	ENI FNC USA INC	1.30% 02/JUN/2016 3,000,000	2,983,725	2,989,567
	ENTEGRIS INC	6.00% 01/APR/2022 1,294,000	1,310,550	1,310,175
	EQUINIX INC	4.875% 01/APR/2020 2,700,000	2,710,625	2,806,650
	EQUINIX INC	5.875% 15/JAN/2026 865,000	872,264	890,950
	EXAMWORKS GROUP INC	5.625% 15/APR/2023 557,000	557,000	554,215
	EXXON MOBIL CORP	0.16% 19/JAN/2016 8,000,000	7,998,520	7,998,594
	FIFTH THIRD AUTO TR	0.88% 16/OCT/2017 2,945,666	2,947,821	2,945,027
	FIFTH THIRD AUTO TR	0.61% 15/SEP/2017 746,894	746,592	745,698
	FIFTH THIRD AUTO TR	0.68% 16/APR/2018 4,434,227	4,430,952	4,426,919
	FIFTH THIRD AUTO TR	0.45% 17/APR/2017 462,517	462,419	462,312
	FIFTH THIRD AUTO TR	FLT 17/APR/2017 104,066	104,021	104,046
	FIFTH THIRD AUTO TR	0.43% 15/NOV/2016 2,189,856	2,189,856	2,189,858
	FIFTH THIRD AUTO TR	1.02% 15/MAY/2018 230,000	229,994	229,447
	FIRST DATA CORP	5.375% 15/AUG/2023 1,554,000	1,554,000	1,561,770
	FIRST DATA CORP	5.75% 15/JAN/2024 3,940,000	3,940,000	3,880,900
	FIRST DATA CORP	6.75% 01/NOV/2020 807,000	800,488	846,341
	FIRST DATA CORP	7.00% 01/DEC/2023 3,390,000	3,397,577	3,390,000
	FIRSTENERGY CORP	7.375% 15/NOV/2031 1,108,000	1,057,529	1,349,525
	FLORIDA EAST COAST HLDNGS CORP	6.75% 01/MAY/2019 948,000	965,267	867,420
	FORD CREDIT AUTO LEASE TR	0.51% 15/MAR/2017 237,166	237,004	237,011
	FORD CREDIT AUTO LEASE TR	FLT 15/MAR/2017 435,612	435,612	435,445
	FORD CREDIT AUTO LEASE TR	0.79% 15/DEC/2017 945,508	945,503	943,744
	FORD CREDIT AUTO OWNER TR	1.00% 15/SEP/2017 163,533	163,700	163,547
	FORD CREDIT AUTO OWNER TR	0.79% 15/NOV/2017 2,527,345	2,528,113	2,526,286

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	FORD CREDIT AUTO OWNER TR	0.51% 15/APR/2017 32,189	32,191	32,183
	FORD CREDIT AUTO OWNER TR	0.67% 15/MAR/2018 400,000	399,589	399,356
	FORD CREDIT AUTO OWNER TR	0.55% 15/JUL/2017 585,508	585,357	585,290
	FORD CREDIT AUTO OWNER TR	0.57% 15/OCT/2017 1,105,266	1,105,031	1,104,484
	FORD CREDIT AUTO OWNER TR	0.82% 15/DEC/2017 485,103	485,192	484,978
	FORD CREDIT AUTO OWNER TR	0.67% 15/APR/2018 2,207,081	2,204,019	2,202,879
	FORD CREDIT AUTO OWNER TR	0.79% 15/MAY/2018 950,700	949,891	949,751
	FORD CREDIT AUTO OWNER TR	0.47% 15/MAR/2017 142,741	142,723	142,714
	FORD CREDIT AUTO OWNER TR	0.61% 15/AUG/2017 903,619	903,537	903,317
	FORD CREDIT AUTO OWNER TR	0.72% 15/MAR/2018 710,587	709,505	709,894
	FORD CREDIT AUTO OWNER TR	FLT 15/MAR/2018 1,776,466	1,776,466	1,775,903
	FORD CREDIT FP MSTR OWNER TR	0.85% 15/JAN/2018 1,500,000	1,500,338	1,499,907
	FORD CREDIT FP MSTR OWNER TR	FLT 15/JAN/2018 1,750,000	1,749,763	1,750,000
	FORD CREDIT FP MSTR OWNER TR	FLT 15/FEB/2019 2,000,000	2,000,000	1,993,248
	FORD MOTOR CREDIT CO LLC	1.724% 06/DEC/2017 600,000	595,908	590,758
	FORD MOTOR CREDIT CO LLC	3.157% 04/AUG/2020 1,400,000	1,400,000	1,395,094
	FRESENIUS MED CARE US FNC II INC	4.75% 15/OCT/2024 948,000	948,000	924,300
	FRESENIUS MED CARE US FNC II INC	5.625% 31/JUL/2019 485,000	485,000	522,588
	FRESENIUS MED CARE US FNC II INC	5.875% 31/JAN/2022 749,000	811,811	801,430
	FRONTIER COMMUNICATIONS CORP	11.00% 15/SEP/2025 3,451,000	3,542,236	3,416,490
	FRONTIER COMMUNICATIONS CORP	6.875% 15/JAN/2025 1,437,000	1,447,837	1,183,729
	FRONTIER COMMUNICATIONS CORP	7.125% 15/JAN/2023 1,335,000	1,358,362	1,151,437
	FRONTIER COMMUNICATIONS CORP	8.75% 15/APR/2022 1,050,000	1,068,097	971,250
	FRONTIER COMMUNICATIONS CORP	9.25% 01/JUL/2021 699,000	810,842	686,768
	GATX FNCL CORP	5.8% 01/MAR/2016 1,000,000	996,290	1,007,250
	GENERAL ELECTRIC CAPITAL CORP	FLT 11/MAY/2016 4,400,000	4,400,595	4,400,018
	GEORGIA-PACIFIC LLC	2.539% 15/NOV/2019 685,000	696,268	681,059
	GLAXOSMITHKLINE CAPITAL INC	0.70% 18/MAR/2016 1,900,000	1,901,131	1,900,344
	GLITNIR BANK	FLT 06/2016 1,060,000	106	1,325
	GLITNIR HF	6.33% 28/JUL/2011 590,000	39,825	182,900
	GLITNIR HF	6.375% 25/SEP/2012 680,000	45,900	210,800
	GLP CAP LP/GLP FINANCING II INC	4.875% 01/NOV/2020 412,000	426,420	403,760
	GOLDCORP INC	3.625% 09/JUN/2021 1,300,000	1,298,323	1,220,744
	GOLDMAN SACHS GROUP INC	4.8% 08/JUL/2044 1,220,000	1,337,266	1,212,926
	GOLDMAN SACHS GROUP INC	FLT 15/SEP/2020 1,000,000	993,470	1,002,176
	GOLDMAN SACHS GROUP INC	4% 03/MAR/2024 1,080,000	1,081,501	1,108,490
	GOLDMAN SACHS GROUP INC	FLT 15/NOV/2018 400,000	401,908	401,624
	GOLDMAN SACHS GROUP INC	5.625% 15/JAN/2017 910,000	776,207	945,194
	GRIFOLS WW OPERATIONS LTD	5.25% 01/APR/2022 2,139,000	2,174,150	2,149,695
	GROUP 1 AUTOMOTIVE INC	5% 01/JUN/2022 550,000	552,750	544,500
	GROUP 1 AUTOMOTIVE INC	5.25% 15/DEC/2023 750,000	753,750	742,500
	HARLEY-DAVIDSON MOTORCYCLE TR	0.65% 16/JUL/2018 3,709,477	3,708,694	3,705,976
	HARLEY-DAVIDSON MOTORCYCLE TR	0.49% 15/APR/2018 473,779	473,253	473,348
	HARLEY-DAVIDSON MOTORCYCLE TR	FLT 15/APR/2018 391,996	392,070	391,621
	HARRIS CORP	3.832% 27/APR/2025 3,000,000	3,000,000	2,954,787
	HCA INC	4.75% 01/MAY/2023 1,880,000	1,863,990	1,861,200
	HCA INC	5.375% 01/FEB/2025 5,700,000	5,871,000	5,628,750
	HCA INC	6.5% 15/FEB/2020 1,908,000	1,981,864	2,078,766
	HCA INC	7.5% 15/FEB/2022 2,000,000	2,008,387	2,215,000
	HD SUPPLY INC	11.5% 15/JUL/2020 675,000	759,375	747,563
	HD SUPPLY INC	5.25% 15/DEC/2021 1,590,000	1,633,600	1,621,800
	HD SUPPLY INC	7.5% 15/JUL/2020 2,300,000	2,300,000	2,392,000

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	HEALTHSOUTH CORP	5.75% 01/NOV/2024 815,000	827,225	777,306
	HILTON WW FNC LLC	5.625% 15/OCT/2021 3,687,000	3,784,804	3,820,654
	HOLCIM US FNC SARL & CIE SCS	6.00% 30/DEC/2019 100,000	116,181	110,913
	HOLOGIC INC	5.25% 15/JUL/2022 860,000	868,431	877,200
	HOME DEPOT INC	5.4% 01/MAR/2016 7,615,000	7,676,116	7,668,549
	HOME EQUITY MORTGAGE LOAN	FLT 25/APR/2037 1,441,785	319,116	1,071,297
	HONDA AUTO RCVBLS OWNER TR	0.48% 21/NOV/2016 99,378	99,356	99,355
	HONDA AUTO RCVBLS OWNER TR	0.62% 21/MAR/2019 1,375,000	1,374,135	1,373,199
	HONDA AUTO RCVBLS OWNER TR	0.53% 16/FEB/2017 597,247	597,130	596,854
	HONDA AUTO RCVBLS OWNER TR	0.77% 15/MAY/2017 3,852,219	3,853,338	3,850,859
	HONDA AUTO RCVBLS OWNER TR	0.69% 18/SEP/2017 2,092,552	2,091,195	2,090,380
	HONDA AUTO RCVBLS OWNER TR	0.67% 21/NOV/2017 1,541,040	1,554,768	1,538,270
	HONDA AUTO RCVBLS OWNER TR	0.58% 17/JAN/2017 143,550	143,550	143,448
	HONDA AUTO RCVBLS OWNER TR	0.48% 15/DEC/2016 542,664	542,483	542,421
	HONDA AUTO RCVBLS OWNER TR	0.88% 15/JUN/2018 635,000	633,342	633,423
	HSBC BANK PLC	3.1% 24/MAY/2016 2,352,000	2,373,874	2,371,999
	HSBC BANK USA	FLT 18/MAR/2016 2,000,000	2,000,000	1,998,514
	HSBC HOLDINGS PLC	4.25% 18/AUG/2025 1,300,000	1,289,340	1,290,129
	HUB HOLDINGS LLC	8.125% 15/JUL/2019 205,000	204,488	191,675
	HUB INT'L LTD	7.875% 01/OCT/2021 3,393,000	3,423,845	3,053,700
	HUNTINGTON AUTO TR	1.18% 15/JUN/2017 2,680,122	2,684,192	2,679,999
	HUNTINGTON AUTO TR	0.51% 17/APR/2017 1,982	1,982	1,982
	HUNTINGTON AUTO TR	0.68% 16/JAN/2018 3,730,000	3,727,171	3,724,707
	HUNTINGTON AUTO TR	0.76% 16/OCT/2017 700,000	698,919	698,944
	HUNTINGTON INGALLS INDSTRS INC	5.0% 15/DEC/2021 1,295,000	1,320,169	1,319,281
	HUNTSMAN INT'L LLC	4.875% 15/NOV/2020 340,000	316,050	310,250
	HUNTSMAN INT'L LLC	5.125% 15/NOV/2022 765,000	746,250	688,500
	HYUNDAI AUTO LEASE SEC TR	FLT 15/DEC/2017 2,500,000	2,500,000	2,495,602
	HYUNDAI AUTO RCVBLS TR	0.81% 15/MAR/2018 2,334,384	2,335,240	2,333,103
	HYUNDAI AUTO RCVBLS TR	0.73% 15/JUN/2018 2,304,813	2,303,529	2,301,109
	HYUNDAI AUTO RCVBLS TR	0.71% 15/SEP/2017 738,886	739,107	738,870
	HYUNDAI AUTO RCVBLS TR	1.01% 15/FEB/2018 1,674,217	1,676,429	1,673,948
	HYUNDAI AUTO RCVBLS TR	0.68% 16/OCT/2017 351,909	351,903	351,704
	ICAHN ENTERPRISES LP	5.875% 01/FEB/2022 1,010,000	982,850	987,275
	ICAHN ENTERPRISES LP	6% 01/AUG/2020 502,000	499,490	506,217
	IHS INC	5% 01/NOV/2022 1,360,000	1,383,950	1,377,000
	IMPERIAL TOBACCO FNC	3.5% 11/FEB/2023 700,000	682,255	685,457
	IMPERIAL TOBACCO FNC	3.75% 21/JUL/2022 2,200,000	2,164,470	2,208,807
	INDUSTRIAL & COMM BK OF CHINA	3.231% 13/NOV/2019 1,200,000	1,200,000	1,219,498
	INEOS GROUP HOLDINGS SA	5.875% 15/FEB/2019 1,325,000	1,337,881	1,285,250
	INEOS GROUP HOLDINGS SA	6.125% 15/AUG/2018 265,000	266,988	262,350
	INFOR US INC	5.75% 15/AUG/2020 301,000	297,990	303,258
	ING BANK NV	1.375% 07/MAR/2016 2,700,000	2,702,928	2,702,395
	ING BANK NV	2.00% 26/NOV/2018 2,800,000	2,792,608	2,788,489
	INGRAM MICRO INC	4.95% 15/DEC/2024 725,000	722,455	722,328
	INTEL CORP	2.45% 29/JUL/2020 400,000	399,624	404,575
	INTELSAT JACKSON HOLDINGS SA	7.25% 15/OCT/2020 1,930,000	1,966,275	1,688,750
	INTELSAT JACKSON HOLDINGS SA	7.5% 01/APR/2021 1,500,000	1,511,250	1,305,000
	INTELSAT LUXEMBOURG SA	8.125% 01/JUN/2023 1,204,000	1,307,159	544,810
	INT'L BUSINESS MACHINES CORP	1.95% 22/JUL/2016 1,625,000	1,637,037	1,634,719
	INT'L GAME TECHNOLOGY PLC	6.25% 15/FEB/2022 1,082,000	1,082,000	1,011,670
	INT'L GAME TECHNOLOGY PLC	6.5% 15/FEB/2025 521,000	521,000	457,178

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	INT'L LEASE FNC CORP	4.625% 15/APR/2021 1,100,000	1,104,125	1,127,500
	INT'L LEASE FNC CORP	8.25% 15/DEC/2020 4,517,000	5,311,728	5,341,352
	INTERVAL ACQUISITION CORP	5.625% 15/APR/2023 2,556,000	2,581,660	2,536,830
	INTESA SANPAOLO SPA	6.5% 24/FEB/2021 500,000	585,260	567,146
	INTESA SANPAOLO SPA	FLT 11/APR/2016 2,900,000	2,900,000	2,902,207
	IRON MOUNTAIN INC	6% 01/OCT/2020 995,000	1,043,506	1,049,725
	ISTAR INC	5% 01/JUL/2019 1,286,000	1,298,162	1,249,027
	ITAU UNIBANCO S.A. NY	FLT 31/MAY/2016 1,600,000	1,600,000	1,599,758
	JACKSON NATL LIFE GLOBAL FUNDING	FLT 29/JUL/2016 4,600,000	4,600,571	4,600,230
	JACKSON NATL LIFE GLOBAL FUNDING	1.875% 15/OCT/2018 1,700,000	1,699,116	1,688,008
	JAGUAR HOLDING CO II	6.375% 01/AUG/2023 1,400,000	1,414,000	1,365,000
	JARDEN CORP	5% 15/NOV/2023 464,000	464,000	474,440
	JOHN DEERE CAPITAL CORP	FLT 11/OCT/2016 3,700,000	3,705,013	3,704,037
	JOHN DEERE OWNER TR	0.60% 15/MAR/2017 1,753,088	1,752,786	1,752,050
	JOHN DEERE OWNER TR	0.87% 15/AUG/2017 2,667,497	2,667,403	2,664,525
	JOHN DEERE OWNER TR	0.54% 17/JUL/2017 831,368	831,323	830,690
	JOHN DEERE OWNER TR	0.87% 15/FEB/2018 574,372	573,970	573,615
	KINDER MORGAN INC	7.75% 15/JAN/2032 405,000	302,043	384,310
	KINDER MORGAN INC	7.8% 01/AUG/2031 697,000	523,595	653,977
	KINDER MORGAN INC	4.3% 01/JUN/2025 1,130,000	1,034,525	976,328
	KINETIC CONCEPTS INC	10.5% NOV/2018 636,000	632,373	620,100
	L BRANDS INC	6.625% 01/APR/2021 973,000	990,365	1,077,597
	LAMAR MEDIA CORP	5.375% 15/JAN/2024 1,060,000	1,081,200	1,091,800
	LAREDO PETROLEUM INC	5.625% 15/JAN/2022 1,377,000	1,364,490	1,197,990
	LAREDO PETROLEUM INC	6.25% 15/MAR/2023 1,691,000	1,725,295	1,471,170
	LAREDO PETROLEUM INC	7.375% 01/MAY/2022 2,668,000	2,679,140	2,454,560
	LAZARD GROUP LLC	3.75% 13/FEB/2025 1,300,000	1,296,334	1,199,444
	LCM X LP	FLT 15/APR/2022 3,445,815	3,445,815	3,436,242
	LEHMAN BROTHERS HOLDINGS INC	6.00% 26/SEP/2014 340,000	43,350	25,500
	LEHMAN BROTHERS HOLDINGS INC	5.25% 06/FEB/2012 210,000	26,775	15,488
	LENNAR CORP	4.5% 15/NOV/2019 430,000	441,825	437,256
	LEVEL 3 FINANCING INC	5.375% 15/AUG/2022 1,050,000	1,050,000	1,065,750
	LEVEL 3 FINANCING INC	6.125% 15/JAN/2021 750,000	764,063	776,250
	LEVEL 3 FINANCING INC	7% 01/JUN/2020 409,000	417,246	427,405
	LIFEPOINT HEALTH INC	5.5% 01/DEC/2021 1,594,000	1,600,575	1,621,895
	LLOYDS BANK PLC	4.875% 21/JAN/2016 850,000	851,899	851,320
	LLOYDS BANK PLC	FLT 17/AUG/2018 700,000	700,000	699,938
	LTF MERGER SUB INC	8.5% 15/JUN/2023 1,084,000	1,084,000	1,035,220
	MACQUARIE BANK LTD	ZCP 06/JAN/2016 750,000	749,937	750,039
	MACQUARIE BANK LTD	0.88% 17/OCT/2016 750,000	744,744	744,804
	MALLINCKRODT INT'L FNC SA	5.5% 15/APR/2025 460,000	460,000	423,200
	MALLINCKRODT INT'L FNC SA	5.625% 15/OCT/2023 1,113,000	1,113,000	1,057,350
	MANUFACTURERS & TRADERS TR CO	FLT 07/MAR/2016 600,000	600,012	599,632
	MASSMUTUAL GLOBAL FUNDING II	2.45% 23/NOV/2020 1,400,000	1,398,432	1,392,807
	MASSMUTUAL GLOBAL FUNDING II	FLT 09/DEC/2016 2,348,000	2,348,000	2,344,324
	MDC PARTNERS INC	6.75% 01/APR/2020 2,611,000	2,660,111	2,689,330
	MEDNAX INC	5.25% 01/DEC/2023 750,000	757,500	753,750
	MERCEDES BENZ AUTO LEASE TR	0.68% 15/DEC/2016 2,981,072	2,980,542	2,980,246
	MERCEDES BENZ AUTO LEASE TR	0.78% 15/FEB/2017 2,616,659	2,617,099	2,615,842
	MERCEDES BENZ AUTO LEASE TR	1.00% 16/JAN/2018 510,000	509,959	508,684
	MERCEDES-BENZ AUTO RCVBLS TR	0.78% 15/AUG/2017 3,181,362	3,182,955	3,177,649
	MERCEDES-BENZ AUTO RCVBLS TR	0.43% 15/FEB/2017 1,023,920	1,023,716	1,023,482

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	MERITAGE HOMES CORP	4.5% 01/MAR/2018 1,857,000	1,873,700	1,857,000
	MERITAGE HOMES CORP	6% 01/JUN/2025 2,000,000	2,012,500	1,995,000
	MERITAGE HOMES CORP	7% 01/APR/2022 684,000	695,275	716,490
	METROPOLITAN LIFE GLOBAL FD	FLT 14/JUL/2016 2,200,000	2,200,132	2,199,593
	METROPOLITAN LIFE GLOBAL FD	FLT 15/JUL/2016 2,500,000	2,505,162	2,503,817
	MGM RESORTS INT'L	10.00% 01/NOV/2016 2,075,000	2,243,594	2,193,441
	MGM RESORTS INT'L	11.375% 01/MAR/2018 455,000	517,563	521,257
	MGM RESORTS INT'L	6% 15/MAR/2023 411,000	418,831	407,918
	MGM RESORTS INT'L	6.625% 15/DEC/2021 963,000	1,022,570	985,871
	MGM RESORTS INT'L	6.75% 01/OCT/2020 1,491,000	1,544,000	1,532,002
	MICROSEMI CORP	ZCP 15/DEC/2022 1,704,000	1,652,880	1,677,588
	MICROSOFT CORP	0.22% 13/JAN/2016 8,000,000	7,999,520	7,999,422
	MOLINA HEALTHCARE INC	5.375% 15/NOV/2022 1,305,000	1,315,500	1,305,000
	MONITRONICS INT'L INC	9.125% 01/APR/2020 1,168,000	1,201,625	925,640
	MORGAN STANLEY	3.7% 23/OCT/2024 2,875,000	2,988,476	2,888,826
	MORGAN STANLEY	5.75% 25/JAN/2021 2,150,000	2,240,644	2,413,915
	MPH ACQUISITION HOLDINGS LLC	6.625% 01/APR/2022 914,000	951,703	916,285
	MPLX LP	4.5% 15/JUL/2023 1,524,000	1,493,520	1,363,523
	MPLX LP	4.875% 01/DEC/2024 3,439,000	3,474,438	3,086,502
	MPLX LP	4.875% 01/JUN/2025 1,516,000	1,508,420	1,356,820
	MSCI INC	5.25% 15/NOV/2024 1,325,000	1,350,202	1,344,875
	MSCI INC	5.75% 15/AUG/2025 1,280,000	1,289,600	1,312,000
	MUFG AMERICAS HOLDINGS CORP	2.25% 10/FEB/2020 2,000,000	1,997,216	1,966,532
	NATNL AUSTRALIA BANK LTD	FLT 02/DEC/2016 1,773,000	1,775,834	1,774,713
	NATNL BANK OF GREECE	3.875% 07/OCT/2016 1,200,000	1,163,946	1,262,669
	NATNL FNCL PARTNERS CORP	9% 15/JUL/2021 383,000	381,085	350,445
	NATNL RURAL UTLT COOP FNC CORP	FLT 27/MAY/2016 1,240,000	1,240,283	1,239,934
	NAVIENT CORP	5.5% 15/JAN/2019 287,000	294,534	268,345
	NAVIENT CORP	6.125% 25/MAR/2024 1,760,000	1,731,235	1,434,400
	NAVIENT CORP	7.25% 25/JAN/2022 615,000	680,587	575,025
	NAVIENT CORP	5% 26/OCT/2020 416,000	370,146	365,040
	NAVIENT CORP	5.875% 25/OCT/2024 1,866,000	1,801,784	1,492,800
	NCR CORP	5.875% 15/DEC/2021 1,040,000	1,051,700	1,024,400
	NEPTUNE FINCO CORP	10.875% 15/OCT/2025 1,479,000	1,482,697	1,549,252
	NEPTUNE FINCO CORP	6.625% 15/OCT/2025 2,864,000	2,904,570	2,976,770
	NETFLIX INC	5.875% 15/FEB/2025 4,158,000	4,235,531	4,261,950
	NEW RED FNC INC	4.625% 15/JAN/2022 1,900,000	1,908,000	1,904,750
	NEW RED FNC INC	6.00% 01/APR/2022 800,000	800,000	824,000
	NEW YORK LIFE GLOBAL FUNDING	FLT 05/AUG/2016 1,500,000	1,499,626	1,499,449
	NEW YORK LIFE GLOBAL FUNDING	0.80% 12/FEB/2016 3,550,000	3,551,065	3,550,025
	NEW YORK LIFE GLOBAL FUNDING	2.45% 14/JUL/2016 3,094,000	3,120,844	3,117,146
	NIELSEN CO LUXEMBOURG SARL	5.5% 01/OCT/2021 870,000	870,000	891,750
	NIELSEN FNC LLC	4.5% 01/OCT/2020 200,000	199,992	203,000
	NISSAN AUTO LEASE TR	0.48% 15/SEP/2016 321,230	321,144	321,143
	NISSAN AUTO LEASE TR	0.80% 15/FEB/2017 3,800,000	3,797,532	3,796,576
	NISSAN AUTO LEASE TR	0.73% 17/APR/2017 605,292	605,129	604,439
	NISSAN AUTO RCVBLS OWNER TR	0.50% 15/MAY/2017 500,189	500,114	500,072
	NISSAN AUTO RCVBLS OWNER TR	0.84% 15/NOV/2017 3,046,395	3,047,413	3,045,350
	NISSAN AUTO RCVBLS OWNER TR	0.60% 15/JUN/2017 462,573	462,452	462,255
	NISSAN AUTO RCVBLS OWNER TR	0.67% 15/SEP/2017 576,448	576,427	575,836
	NISSAN AUTO RCVBLS OWNER TR	FLT 16/JUL/2018 1,400,000	1,400,000	1,399,465
	NISSAN AUTO RCVBLS OWNER TR	0.4% 17/OCT/2016 1,450,191	1,450,191	1,448,903

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	NORDEA BANK	0.875% 13/MAY/2016 1,000,000	1,000,701	999,893
	NORDEA BANK	FLT 13/MAY/2016 1,650,000	1,651,637	1,651,033
	NORINCHUKIN BK	0.50% 11/MAR/2016 2,000,000	2,000,000	1,999,776
	NORTEK INC	8.5% 15/APR/2021 2,351,000	2,365,801	2,439,398
	NOVA CHEMICALS CORP	5% 01/MAY/2025 1,831,000	1,868,937	1,766,915
	NOVA CHEMICALS CORP	5.25% 01/AUG/2023 261,000	283,511	258,390
	NRG ENERGY INC	6.25% 01/MAY/2024 154,000	143,605	129,391
	NRG ENERGY INC	6.25% 15/JUL/2022 2,894,000	2,912,750	2,465,688
	NRG YIELD OPERATING LLC	5.375% 15/AUG/2024 2,642,000	2,658,036	2,189,557
	NUMERICABLE-SFR SAS	6.00% 15/MAY/2022 4,223,000	4,315,910	4,096,310
	NXP BV / NXP FUNDING LLC	4.625% 15/JUN/2022 1,003,000	1,003,000	985,448
	NXP BV / NXP FUNDING LLC	5.75% 15/FEB/2021 618,000	630,348	642,720
	NXP BV / NXP FUNDING LLC	5.75% 15/MAR/2023 325,000	336,375	335,563
	OASIS PETROLEUM INC	6.5% 01/NOV/2021 1,799,000	1,832,554	1,191,837
	OASIS PETROLEUM INC	6.875% 15/JAN/2023 814,000	817,564	504,680
	OASIS PETROLEUM INC	6.875% 15/MAR/2022 356,000	341,599	227,840
	OCCIDENTAL PETROLEUM CORP	2.5% 01/FEB/2016 6,265,000	6,275,529	6,270,238
	OCTAGON INV PARTNERS XII LTD	FLT 05/MAY/2023 2,933,866	2,933,866	2,907,206
	ONEMAIN FNCL HOLDINGS INC	7.25% 15/DEC/2021 1,801,000	1,824,000	1,805,502
	ORACLE CORP	5.25% 15/JAN/2016 3,400,000	3,406,307	3,404,988
	OUTFRONT MEDIA CAPITAL LLC	5.25% 15/FEB/2022 1,295,000	1,317,189	1,324,137
	OUTFRONT MEDIA CAPITAL LLC	5.875% 15/MAR/2025 1,333,000	1,336,216	1,352,995
	PACCAR FNCL CORP	0.67% 16/MAR/2016 8,000,000	7,990,000	7,992,636
	PARK PLACE SECURITIES INC	FLT 25/DEC/2034 15,084	14,387	15,093
	PARSLEY ENERGY LLC	7.5% 15/FEB/2022 3,684,000	3,770,024	3,518,220
	PENN NATIONAL GAMING INC	5.875% 01/NOV/2021 398,000	398,995	386,060
	PENSKE AUTOMOTIVE GROUP INC	5.375% 01/DEC/2024 530,000	531,988	535,300
	PENSKE AUTOMOTIVE GROUP INC	5.75% 01/OCT/2022 1,020,000	1,065,900	1,048,050
	PEPSICO INC	0.70% 26/FEB/2016 2,000,000	2,000,838	1,999,510
	PEPSICO INC	2.5% 10/MAY/2016 1,000,000	1,006,375	1,006,095
	PEPSICO INC	FLT 26/FEB/2016 100,000	100,014	99,972
	PETROBRAS GLOBAL FNC	2.75% 15/JAN/2018 100,000	100,080	87,858
	PETROBRAS GLOBAL FNC	3.25% 17/MAR/2017 400,000	373,636	370,000
	PETROBRAS GLOBAL FNC	4.875% 17/MAR/2020 200,000	177,354	150,000
	PETROBRAS GLOBAL FNC	FLT 17/MAR/2017 400,000	369,000	366,500
	PETROBRAS INT'L FNC CO	5.75% 20/JAN/2020 650,000	611,000	510,250
	PINNACLE ENTERTAINMENT INC	6.375% 01/AUG/2021 1,514,000	1,529,616	1,591,592
	PLASTIPAK HOLDINGS INC	6.5% 01/OCT/2021 2,039,000	2,116,820	1,967,635
	PLATFORM SPECIALTY PROD CORP	10.375% 01/MAY/2021 638,000	638,000	636,405
	PLATFORM SPECIALTY PROD CORP	6.5% 01/FEB/2022 738,000	745,914	638,370
	PLAYA RESORTS HOLDING	8.00% 15/AUG/2020 2,340,000	2,423,238	2,375,100
	PNC BANK	0.80% 28/JAN/2016 2,265,000	2,265,257	2,264,961
	PORSCHE FNCL AUTO SECRTZTN TR	0.67% 23/JAN/2018 4,303,558	4,302,877	4,295,494
	PORSCHE INNOVATIVE LS OWNER TR	0.65% 20/JAN/2017 403,757	403,704	403,606
	PORSCHE INNOVATIVE LS OWNER TR	0.79% 21/NOV/2017 306,583	306,006	305,883
	POST HOLDINGS INC	6.00% 15/DEC/2022 211,000	208,347	206,780
	POST HOLDINGS INC	7.375% 15/FEB/2022 367,000	385,219	382,597
	POST HOLDINGS INC	7.75% 15/MAR/2024 1,825,000	1,897,500	1,911,687
	PQ CORP	8.75% 01/MAY/2018 5,847,000	6,026,151	5,671,590
	PRAXAIR INC	0.75% 21/FEB/2016 1,000,000	1,000,454	1,000,045
	PRICOA GLOBAL FUNDING	FLT 16/MAY/2016 3,000,000	2,999,908	2,998,404
	PRINCIPAL LIFE GLOBAL FUNDING	2.625% 19/NOV/2020 900,000	898,911	897,886

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	PROLOGIS LP	2.75% 15/FEB/2019 995,000	1,018,243	1,005,405
	PROTECTIVE LIFE GLOBAL FUNDING	2.7% 25/NOV/2020 1,400,000	1,398,768	1,399,203
	PROVIDENT FUNDING ASSOCIATES LP	6.75% 15/JUN/2021 2,640,000	2,630,382	2,554,200
	QUALITYTECH LP/QTS FNC CORP	5.875% 01/AUG/2022 1,342,000	1,348,502	1,368,840
	QUEBECOR MEDIA INC	5.75% 15/JAN/2023 1,168,000	1,168,000	1,176,760
	QUICKEN LOANS INC	5.75% 01/MAY/2025 1,295,000	1,293,748	1,233,487
	QUINTILES TRANSNATIONAL CORP	4.875% 15/MAY/2023 1,088,000	1,097,520	1,093,440
	RAAC SERIES 2007-RP3 TR	FLT 25/OCT/2046 640,836	369,145	566,107
	RANGE RESOURCES CORP	5.00% 15/AUG/2022 1,369,000	1,369,000	1,023,327
	REYNOLDS GROUP ISSUER INC	5.75% 15/OCT/2020 450,000	462,938	457,736
	REYNOLDS GROUP ISSUER INC	6.875% 15/FEB/2021 750,000	720,000	772,500
	REYNOLDS GROUP ISSUER INC	8.25% 15/FEB/2021 1,054,000	1,043,006	1,014,475
	RITE AID CORP	7.7% 15/FEB/2027 529,000	431,123	616,285
	RITE AID CORP	6.75% 15/JUN/2021 680,000	680,000	712,300
	RITE AID CORP	6.125% 01/APR/2023 2,688,000	2,705,917	2,782,080
	RITE AID CORP	9.25% 15/MAR/2020 1,005,000	1,009,182	1,062,787
	RITE AID CORP	ZCP DEC/2021 996,000	1,008,293	999,362
	RIVERBED TECHNOLOGY INC	8.875% 01/MAR/2023 1,699,000	1,644,445	1,571,575
	RIVERBED TECHNOLOGY INC	ZCP FEB/2022 1,248,024	1,250,599	1,244,904
	ROSE ROCK MIDSTREAM LP	5.625% 15/NOV/2023 834,000	820,701	592,140
	ROYAL BANK OF CANADA	FLT 08/MAR/2016 1,900,000	1,900,847	1,899,534
	ROYAL BANK OF CANADA	FLT 14/OCT/2016 1,600,000	1,600,000	1,598,666
	ROYAL BANK OF SCOTLAND GRP PLC	5.125% 28/MAY/2024 2,209,000	2,215,279	2,238,059
	ROYAL BANK OF SCOTLAND GRP PLC	FLT 31/DEC/2049 2,800,000	732,000	3,241,000
	RSI HOME PRODUCTS INC	6.5% 15/MAR/2023 746,000	746,000	768,380
	RSP PERMIAN INC	6.625% 01/OCT/2022 500,000	502,500	460,000
	RSP PERMIAN INC	6.625% 01/OCT/2022 825,000	822,201	759,000
	SABINE PASS LIQUEFACTION LLC	5.625% 01/MAR/2025 2,955,000	2,974,062	2,500,669
	SALLY HOLDINGS LLC/SALLY CAP INC	5.75% 01/JUN/2022 497,000	497,000	514,395
	SAN DIEGO GAS & ELEC CORP	0.43% 05/JAN/2016 8,000,000	7,999,644	7,999,680
	SANTANDER DRIVE AUTO RCVBLS TR	0.80% 16/APR/2018 1,268,324	1,267,864	1,267,453
	SANTANDER DRIVE AUTO RCVBLS TR	0.72% 16/APR/2018 218,291	218,059	218,051
	SBA TELECOMMUNICATIONS INC	5.75% 15/JUL/2020 1,299,000	1,324,745	1,350,960
	SCHAEFFLER FNC	4.25% 15/MAY/2021 2,743,000	2,716,275	2,722,427
	SCHAEFFLER FNC	4.75% 15/MAY/2021 946,000	959,008	950,730
	SCIENTIFIC GAMES INT'L INC	10.00% 01/DEC/2022 2,860,000	2,588,300	2,030,600
	SCIENTIFIC GAMES INT'L INC	7.00% 01/JAN/2022 3,200,000	3,244,500	3,056,000
	SCOTTS MIRACLE-GRO CO	6.00% 15/OCT/2023 1,179,000	1,207,331	1,229,107
	SEMINOLE TRIBE OF FLORIDA INC	7.804% 01/OCT/2020 225,000	231,469	231,750
	SENSATA TECH UK FINANCING CO	6.25% 15/FEB/2026 871,000	871,000	905,840
	SERTA SIMMONS HOLDINGS LLC	8.125% 01/OCT/2020 2,165,000	2,226,750	2,262,425
	SIEMENS FINANCIER	5.75% OCT/2016 844,000	875,936	874,075
	SIGNODE INDUSTRIAL GROUP LUX SA	6.375% 01/MAY/2022 568,000	577,230	482,800
	SIRIUS XM RADIO INC	5.375% 15/APR/2025 1,105,000	1,109,144	1,111,906
	SKANDIN ENS BANKEN AG CORP	0.39% 10/MAR/2016 1,600,000	1,598,727	1,598,746
	SLM PRIVATE EDUCATION LOAN TR	FLT 16/MAY/2044 142,582	149,377	147,224
	SLM STUDENT LOAN TR	FLT 15/DEC/2023 894,267	1,194,935	915,957
	SM ENERGY CO	6.125% 15/NOV/2022 900,000	909,000	661,500
	SOCIETE GENERALE NY	0.53% 06/APR/2016 1,500,000	1,500,000	1,499,852
	SOUTHERN NATURAL GAS CO LLC	5.9% 01/APR/2017 120,000	101,497	122,022
	SOUTHERN NATURAL GAS CO LLC	8% 01/MAR/2032 77,000	66,228	75,613
	SPECTRUM BRANDS INC	5.75% 15/JUL/2025 1,162,000	1,162,000	1,191,050

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	SPECTRUM BRANDS INC	6.375% 15/NOV/2020 2,100,000	2,194,985	2,231,250
	SPECTRUM BRANDS INC	6.625% 15/NOV/2022 555,000	555,000	585,525
	SPRINGLEAF FNC CORP	7.75% 01/OCT/2021 1,012,000	1,055,522	996,820
	SPRINGLEAF FNC CORP	8.25% 01/OCT/2023 633,000	633,000	639,330
	SPRINGLEAF FNC CORP	6.9% 15/DEC/2017 830,000	776,429	859,050
	SPRINGS INDUSTRIES INC	6.25% 01/JUN/2021 975,000	966,213	965,250
	SPRINT CAPITAL CORP	6.9% 01/MAY/2019 650,000	634,980	529,750
	SPRINT CORP	7.125% 15/JUN/2024 938,000	900,444	676,533
	SPRINT CORP	7.25% 15/SEP/2021 470,000	470,588	354,709
	SPRINT CORP	7.875% 15/SEP/2023 816,000	818,040	612,816
	SPRINT NEXTEL CORP	7.00% 01/MAR/2020 1,646,000	1,653,000	1,650,115
	SPRINT NEXTEL CORP	7.00% 15/AUG/2020 1,302,000	1,305,255	1,005,795
	SPRINT NEXTEL CORP	9.00% 15/NOV/2018 3,892,000	3,950,714	4,096,330
	SSE PLC	FLT 31/DEC/2049 200,000	296,023	229,790
	STANDARD CHRTRD BNKNY	0.80% 04/AUG/2016 1,000,000	1,000,000	999,371
	STERIGENICS-NORDION HLDNGS LLC	6.5% 15/MAY/2023 1,370,000	1,387,125	1,308,350
	SUGARHOUSE HSP GAMING PROP	6.375% 01/JUN/2021 1,192,000	1,184,221	1,108,560
	SUMITOMO MITSUI BANKING CORP	FLT 16/JAN/2018 3,200,000	3,207,648	3,189,018
	SURGICAL CARE AFFILIATES INC	6.00% 01/APR/2023 535,000	541,687	521,625
	SVENSKA HANDELSBANKEN	2.4% 01/OCT/2020 700,000	699,314	694,352
	SVENSKA HANDELSBANKEN	FLT 17/AUG/2016 4,000,000	4,000,026	3,999,088
	SYNCHRONY FNCL	2.6% 15/JAN/2019 1,400,000	1,399,636	1,394,970
	SYNOVUS FNCL CORP	7.875% 15/FEB/2019 2,015,000	2,213,970	2,236,650
	TALEN ENERGY SUPPLY LLC	6.5% 01/JUN/2025 1,256,000	1,276,602	828,960
	TARGA RESOURCES PARTNERS LP	4.125% 15/NOV/2019 697,000	697,000	580,253
	TARGA RESOURCES PARTNERS LP	5.25% 01/MAY/2023 71,000	73,840	57,510
	TARGA RESOURCES PARTNERS LP	4.25% 15/NOV/2023 1,498,000	1,416,384	1,153,460
	TARGA RESOURCES PARTNERS LP	5.00% 15/JAN/2018 2,000,000	2,007,500	1,850,000
	TARGA RESOURCES PARTNERS LP	6.75% 15/MAR/2024 1,160,000	1,160,000	988,900
	TAYLOR MORRISON COMMUNITIES INC	5.25% 15/APR/2021 1,007,000	1,017,035	1,007,000
	TAYLOR MORRISON COMMUNITIES INC	5.625% 01/MAR/2024 500,000	490,625	480,000
	TELECOM ITALIA SPA	5.303% 30/MAY/2024 1,487,000	1,487,000	1,468,412
	TEMPUR SEALY INT'L INC	5.625% 15/OCT/2023 770,000	776,738	777,700
	TEMPUR SEALY INT'L INC	6.875% 15/DEC/2020 488,000	513,606	511,180
	TENET HEALTHCARE CORP	4.5% 01/APR/2021 1,105,000	1,101,062	1,077,375
	TENET HEALTHCARE CORP	4.75% 01/JUN/2020 490,000	490,000	492,450
	TENET HEALTHCARE CORP	6.00% 01/OCT/2020 1,509,000	1,568,500	1,588,222
	TENET HEALTHCARE CORP	8.125% 01/APR/2022 3,027,000	3,180,593	3,019,432
	TENNESSEE GAS PIPELINE CO LLC	8.375% 15/JUN/2032 28,000	25,048	27,187
	TERWIN MORTGAGE TR	FLT 25/OCT/2037 778,435	200,891	351,713
	TESORO LOGISTICS LP	6.25% 15/OCT/2022 2,534,000	2,600,245	2,400,965
	TEXAS INSTRUMENTS INC	2.375% 16/MAY/2016 500,000	503,172	502,767
	TIME WARNER INC	7.7% 01/MAY/2032 670,000	691,737	836,269
	TIME WARNER INC	7.625% 15/APR/2031 84,000	85,995	103,937
	T-MOBILE USA INC	6.5% JAN/2026 2,008,000	2,038,204	2,027,056
	T-MOBILE USA INC	6.5% 15/JAN/2024 558,000	582,678	569,160
	T-MOBILE USA INC	6.633% 28/APR/2021 3,873,000	4,007,645	4,018,237
	T-MOBILE USA INC	6.731% 28/APR/2022 1,141,000	1,170,270	1,189,492
	T-MOBILE USA INC	6.836% 28/APR/2023 173,000	182,515	179,055
	T-MOBILE USA INC	6.375% 01/MAR/2025 620,000	625,425	626,200
	T-MOBILE USA INC	6.625% 01/APR/2023 379,000	396,055	386,580
	TOLL BROTHERS FNC CORP	8.91% 15/OCT/2017 2,100,000	2,357,250	2,341,500

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	TOLL BROTHERS FNC CORP	4.875% 15/NOV/2025 664,000	664,000	652,380
	TORONTO-DOMINION BANK	FLT 09/SEP/2016 2,100,000	2,104,517	2,101,934
	TORONTO-DOMINION BANK	FLT 13/JUL/2016 975,000	975,077	974,391
	TORONTO-DOMINION	0.49% 19/APR/2016 1,500,000	1,500,000	1,499,533
	TOTAL CAPITAL INT'L SA	0.75% 25/JAN/2016 5,145,000	5,145,993	5,144,949
	TOYOTA AUTO RCVBLS OWNER TR	0.61% 16/JAN/2018 1,355,273	1,355,187	1,354,122
	TOYOTA AUTO RCVBLS OWNER TR	0.55% 17/JAN/2017 1,629,440	1,629,232	1,628,754
	TOYOTA AUTO RCVBLS OWNER TR	0.89% 17/JUL/2017 1,072,095	1,072,559	1,071,983
	TOYOTA AUTO RCVBLS OWNER TR	0.67% 15/DEC/2017 848,045	846,406	846,254
	TOYOTA AUTO RCVBLS OWNER TR	0.4% 15/DEC/2016 13,491	13,487	13,487
	TOYOTA AUTO RCVBLS OWNER TR	0.51% 15/FEB/2017 835,922	835,793	835,563
	TOYOTA AUTO RCVBLS OWNER TR	0.77% 15/NOV/2017 3,300,000	3,296,950	3,296,175
	TOYOTA AUTO RCVBLS OWNER TR	FLT 15/NOV/2017 400,000	400,000	399,732
	TOYOTA MOTOR CREDIT CORP	2.8% 11/JAN/2016 3,500,000	3,502,159	3,501,008
	TRANSDIGM INC	6.00% 15/JUL/2022 259,000	259,000	253,173
	TRANSDIGM INC	6.5% 15/JUL/2024 708,000	708,333	704,106
	TRANSDIGM INC	6.5% 15/MAY/2025 1,056,000	1,056,000	1,023,000
	TRANSDIGM INC	7.5% 15/JUL/2021 509,000	509,000	526,815
	U.S. RENAL CARE, INC	ZCP JAN/2020 550,036	541,296	542,473
	UBS GROUP FUNDING JERSEY LTD	2.95% 24/SEP/2020 2,300,000	2,317,641	2,278,530
	UNILEVER CAPITAL CORP	2.75% 10/FEB/2016 3,500,000	3,508,657	3,506,171
	UNITED RENTALS NRTH AMERICA INC	6.125% 15/JUN/2023 309,000	325,223	315,953
	UNITED RENTALS NRTH AMERICA INC	7.625% 15/APR/2022 1,138,000	1,138,000	1,216,181
	UNITYMEDIA GMBH	6.125% 15/JAN/2025 1,463,000	1,473,250	1,445,663
	UNITYMEDIA HESSEN GMBH & CO KG	5.00% 15/JAN/2025 1,300,000	1,306,500	1,241,500
	UNITYMEDIA HESSEN GMBH & CO KG	5.5% 15/JAN/2023 1,285,000	1,323,988	1,281,788
	UNIVISION COMMUNICATIONS INC	5.125% 15/FEB/2025 1,884,000	1,904,685	1,789,800
	UNIVISION COMMUNICATIONS INC	5.125% 15/MAY/2023 1,267,000	1,250,945	1,219,488
	UNIVISION COMMUNICATIONS INC	6.75% 15/SEP/2022 473,000	486,599	490,146
	UPCB FNC IV LTD	5.375% 15/JAN/2025 1,895,000	1,885,525	1,786,038
	US BANK NA/CINCINNATI OH	FLT 30/JAN/2017 1,250,000	1,249,891	1,249,438
	US BANK NA/CINCINNATI OH	FLT 22/APR/2016 2,000,000	2,000,264	2,000,112
	US COATINGS ACQUISITION INC	7.375% 01/MAY/2021 1,227,000	1,241,283	1,293,718
	U.S. RENAL CARE, INC	ZCP JAN/2020 1,128,000	1,105,440	1,129,410
	USAA AUTO OWNER TR	0.58% 15/DEC/2017 951,146	950,522	949,613
	USAA CAPITAL CORP	0.27% 06/JAN/2016 8,000,000	7,999,722	7,999,648
	VALEANT PHARMACEUTICALS INT'L	6.375% 15/OCT/2020 3,555,000	3,755,320	3,430,575
	VALEANT PHARMACEUTICALS INT'L	5.5% 01/MAR/2023 780,000	787,800	686,400
	VALEANT PHARMACEUTICALS INT'L	5.625% 01/DEC/2021 1,115,000	1,129,794	1,025,800
	VALEANT PHARMACEUTICALS INT'L	5.875% 15/MAY/2023 2,150,000	2,150,000	1,918,875
	VALEANT PHARMACEUTICALS INT'L	6.125% 15/APR/2025 1,577,000	1,577,000	1,407,473
	VALEANT PHARMACEUTICALS INT'L	7.5% 15/JUL/2021 2,000,000	2,075,000	1,995,000
	VERISIGN INC	4.625% 01/MAY/2023 1,100,000	1,111,000	1,065,075
	VERISIGN INC	5.25% 01/APR/2025 1,040,000	1,045,200	1,045,200
	VERIZON COMMUNICATIONS INC	3% 01/NOV/2021 5,000,000	5,106,700	4,985,945
	VIDEOTRON LTD	5% 15/JUL/2022 1,899,000	1,900,325	1,899,000
	VIRGIN MEDIA FNC PLC	5.75% 15/JAN/2025 2,471,000	2,521,260	2,378,338
	VIRGIN MEDIA FNC PLC	6% 15/OCT/2024 1,237,000	1,250,168	1,233,908
	VIRGIN MEDIA SECURED FNC PLC	5.25% 15/JAN/2026 1,040,000	1,034,253	1,011,400
	VOLKSWAGEN AUTO LEASE TR	0.80% 20/APR/2017 4,588,536	4,584,170	4,575,862
	VOLKSWAGEN AUTO LEASE TR	0.87% 20/JUN/2017 787,025	786,531	785,510
	VOLKSWAGEN AUTO LEASE TR	FLT 20/JUN/2017 1,108,485	1,108,485	1,105,681

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	VOLKSWAGEN AUTO LN ENHANCED TR	0.70% 20/APR/2018 2,062,655	2,060,757	2,052,806
	VOLKSWAGEN AUTO LN ENHANCED TR	0.42% 20/MAR/2017 338,433	338,308	338,252
	VOLKSWAGEN AUTO LN ENHANCED TR	0.53% 20/JUL/2017 1,163,370	1,162,552	1,161,334
	VOLKSWAGEN BANK GMBH	FLT 27/NOV/2017 400,000	432,743	418,295
	VOLKSWAGEN GRP OF AMERICA FNC	1.65% 22/MAY/2018 800,000	765,888	768,126
	WACHOVIA CAPITAL TR III	FLT 31/DEC/2049 628,000	370,520	604,921
	WAL-MART STORES INC	0.60% 11/APR/2016 4,000,000	4,003,050	3,999,848
	WAYNE MERGER SUB LLC	8.25% 01/AUG/2023 104,000	103,025	97,760
	WELLS FARGO & CO	1.25% 20/JUL/2016 4,000,000	4,006,864	4,006,320
	WELLS FARGO & CO	2.55% 07/DEC/2020 700,000	699,251	696,559
	WELLS FARGO & CO	2.6% 22/JUL/2020 800,000	799,552	797,950
	WELLS FARGO & CO	FLT 20/JUL/2016 2,660,000	2,665,042	2,662,418
	WESTPAC BANKING CORP	FLT 21/OCT/2016 2,000,000	2,000,000	1,999,408
	WHITEWAVE FOODS CO	5.375% 01/OCT/2022 1,280,000	1,308,005	1,353,600
	WHITING PETROLEUM CORP	5.75% 15/MAR/2021 2,010,000	2,045,379	1,465,290
	WHITING PETROLEUM CORP	6.25% 01/APR/2023 1,857,000	1,841,035	1,337,040
	WILLIAMS PARTNERS LP	4.875% 15/MAY/2023 2,403,000	2,376,248	1,948,028
	WIND ACQUISITION FNC SA	4.75% 15/JUL/2020 2,216,000	2,195,361	2,193,840
	WIND ACQUISITION FNC SA	6.5% 30/APR/2020 1,488,000	1,523,198	1,556,820
	WIND ACQUISITION FNC SA	7.375% 23/APR/2021 1,290,000	1,290,000	1,219,050
	WINDSTREAM CORP	7.75% 15/OCT/2020 237,000	246,184	199,673
	WORLD OMNI AUTO RCVBLS TR	0.64% 16/APR/2018 717,502	717,239	716,495
	WORLD OMNI AUTO RCVBLS TR	0.83% 15/AUG/2018 4,164,987	4,164,014	4,156,665
	WORLD OMNI AUTO RCVBLS TR	0.60% 16/JAN/2018 1,487,148	1,487,031	1,485,811
	WORLD OMNI AUTO RCVBLS TR	0.79% 16/JUL/2018 1,032,363	1,031,904	1,030,936
	WORLD OMNI AUTO LEASE SEC TR	1.1% 15/DEC/2016 1,163,379	1,164,396	1,163,318
	WR GRACE & CO-CONN	5.125% 01/OCT/2021 493,000	493,000	497,930
	WYETH LLC	5.5% 15/FEB/2016 3,688,000	3,710,001	3,707,196
	WYNDHAM WORLDWIDE CORP	5.625% 01/MAR/2021 700,000	788,067	752,703
	ZAYO GROUP LLC / ZAYO CAPITAL INC	10.125% 01/JUL/2020 393,000	393,000	423,458
	ZAYO GROUP LLC / ZAYO CAPITAL INC	6% 01/APR/2023 2,185,000	2,195,238	2,064,825
	ZEBRA TECHNOLOGIES CORP	7.25% 15/OCT/2022 1,349,000	1,369,810	1,409,705
	ZF NORTH AMERICA CAPITAL INC	4.75% 29/APR/2025 2,500,000	2,521,875	2,381,250
	TOTAL CORPORATE DEBT SECURITIES		1,146,729,583	1,127,436,082
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES:
	AUTONOMOUS COMMTY OF CATN BD	4.95% 11/FEB/2020 400,000	608,048	467,534
	BUCKEYE OHIO TOB SETTLEMENT	6,5% 01/JUN/2047 3,400,000	2,466,258	3,144,490
	BUNDESREPUBLIK DEUTSCHLAND BD	0.75% 15/APR/2018 800,000	978,348	948,937
	CHICAGO ILL TAXABLE	7.38% 01/JAN/2033 100,000	99,309	105,672
	FEDERAL HOME LOAN BANKS	ZCP 06/JAN/2016 8,000,000	7,999,883	7,999,936
	FEDERAL HOME LOAN BANKS	ZCP 27/JAN/2016 8,000,000	7,999,335	7,999,232
	FEDERAL HOME LOAN BANKS	ZCP 09/FEB/2012 8,000,000	7,997,703	7,998,000
	FEDERAL HOME LOAN BANKS	1,0% 11/MAR/2016 1,000,000	1,001,281	1,001,256
	FEDERAL HOME LOAN BANKS	ZCP 22/JAN/2016 800,000	799,895	799,940
	FEDERAL HOME LOAN BANKS	ZCP 08/JAN/2016 8,000,000	7,999,837	7,999,864
	FEDERAL HOME LOAN BANKS	ZCP 15/JAN/2016 8,000,000	7,999,642	7,999,632
	FEDERAL HOME LOAN BANKS	ZCP 21/JAN/2016 8,000,000	7,999,467	7,999,432
	FEDERAL HOME LOAN BANKS	ZCP 02/FEB/2016 8,000,000	7,998,258	7,998,392
	FEDERAL HOME LOAN BANKS	ZCP 04/FEB/2016 8,000,000	7,998,111	7,998,280
	FEDERAL HOME LOAN BANKS	ZCP 12/FEB/2016 8,000,000	7,997,947	7,997,832
	FEDERAL HOME LOAN BANKS	ZCP 19/FEB/2016 8,000,000	7,997,495	7,997,448
	FEDERAL HOME LOAN BANKS	ZCP 24/FEB/2016 8,000,000	7,996,880	7,997,168

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	FEDERAL NATIONAL MTG ASSOC	ZCP 01/FEB/2019 390,000	216,934	367,122
	FINANCING CORP	ZCP 05/APR/2019 160,000	111,528	151,480
	FRENCH REPUBLIC BD	0.25% 25/JUL/2018 300,000	366,890	349,245
	KINGDOM OF DENMARK BD	0.1% 15/NOV/2023 3,708,800	673,578	577,282
	KINGDOM OF SPAIN BD	2.15% 31/OCT/2025 100,000	113,228	111,728
	MEXICO (UNITED MEXICAN STATES)	4.5% 04/DEC/2025 66,327,864	4,582,744	4,212,787
	PETROLEOS MEXICANOS CLLBL BD	6.625% 15/JUN/2035 115,000	96,254	102,781
	PETROLEOS MEXICANOS CLLBL BD	5.5% 21/JAN/2021 450,000	445,549	453,915
	REPUBLIC OF ITALY BD	3.1% 15/SEP/2026 100,000	136,555	143,636
	REPUBLIC OF ITALY BD	2.55% 22/OCT/2016 9,124	12,986	10,103
	REPUBLIC OF ITALY BD	1.7% 15/SEP/2018 1,096,952	1,410,506	1,271,646
	REPUBLIC OF ITALY BD	2.25% 22/APR/2017 2,024	2,886	2,257
	REPUBLIC OF ITALY BD	2.35% 15/SEP/2024 113,623	150,786	143,273
	REPUBLIC OF ITALY BD	2.35% 15/SEP/2019 200,000	260,722	263,315
	REPUBLIC OF ITALY BD	2.55% 15/SEP/2041 90,000	127,349	133,314
	REPUBLIC OF SLOVENIA BD	4.75% 10/MAY/2018 700,000	751,625	742,700
	REPUBLIC OF SLOVENIA BD	4.75% 10/MAY/2018 700,000	738,500	742,700
	REPUBLIC OF SLOVENIA BD	4.125% 18/FEB/2019 800,000	834,000	841,000
	RESOLUTION FUNDING CORP BD	ZCP 15/OCT/2019 400,000	356,070	372,412
	SPAIN GOVT INFLATION LINKED BD BD	1% 30/NOV/2030 300,000	352,549	318,548
	TENNESSEE VALLEY AUTHORITY BD	7.125% 01/MAY/2030 942,000	1,321,014	1,324,486
	U.K. OF GRT BRTN & NRTHRN IRELND	0.125% 22/MAR/2044 100,000	207,020	195,515
	U.K. OF GRT BRTN & NRTHRN IRELND	0.125% 22/MAR/2044 4,000,000	7,137,101	6,696,038
	U.K. OF GRT BRTN & NRTHRN IRELND	0.125% 22/MAR/2058 290,000	664,980	620,340
	U.K. OF GRT BRTN & NRTHRN IRELND	0.125% 22/MAR/2046 610,000	1,199,836	1,136,029
	U.S. OF AMER TREAS BILL	ZCP 08/DEC/2016 1,500,000	1,489,954	1,491,483
	U.S. OF AMER TREAS BOND	0.75% 15/FEB/2042 550,000	599,008	508,590
	U.S. OF AMER TREAS BOND	2.375% 15/JAN/2027 1,000,000	1,376,709	1,363,409
	U.S. OF AMER TREAS BOND	1.375% 15/FEB/2044 50,000	61,040	51,930
	U.S. OF AMER TREAS BOND	3.375% 15/MAY/2044 1,000,000	1,033,442	1,073,203
	U.S. OF AMER TREAS BOND	3.13% 15/AUG/2044 11,400,000	12,069,144	11,650,709
	U.S. OF AMER TREAS BOND	3.0% 15/NOV/2044 4,350,000	4,594,651	4,334,196
	U.S. OF AMER TREAS BOND	0.75% 15/FEB/2045 2,950,000	2,865,744	2,598,500
	U.S. OF AMER TREAS BOND	3.0% 15/MAY/2045 4,180,000	4,161,781	4,160,897
	U.S. OF AMER TREAS BOND	2.875% 15/AUG/2045 4,200,000	4,119,147	4,079,086
	U.S. OF AMER TREAS BOND	3.625% 15/APR/2028 5,280,000	10,994,469	10,149,863
	U.S. OF AMER TREAS BOND	3.875% 15/APR/2029 8,410,000	17,514,669	16,529,476
	U.S. OF AMER TREAS BOND	2.375% 15/JAN/2025 10,600,000	15,891,098	15,205,205
	U.S. OF AMER TREAS BOND	2.0% 15/JAN/2026 13,170,000	17,937,266	17,534,061
	U.S. OF AMER TREAS BOND	2.375% 15/JAN/2027 14,060,000	19,486,372	19,169,531
	U.S. OF AMER TREAS BOND	1.75% 15/JAN/2028 12,550,000	16,113,572	15,568,179
	U.S. OF AMER TREAS BOND	2.5% 15/JAN/2029 1,940,000	2,586,313	2,545,970
	U.S. OF AMER TREAS BOND	2.125% 15/FEB/2040 1,750,000	2,477,044	2,267,257
	U.S. OF AMER TREAS BOND	2.125% 15/FEB/2041 100,000	141,456	128,593
	U.S. OF AMER TREAS BOND	0.75% 15/FEB/2042 2,130,000	2,291,736	1,969,629
	U.S. OF AMER TREAS BOND	0.625% 15/FEB/2043 130,000	132,977	113,807
	U.S. OF AMER TREAS BOND	1.375% 15/FEB/2044 12,280,000	13,387,748	12,753,902
	U.S. OF AMER TREAS BOND	3.0% 15/NOV/2044 200,000	198,447	199,273
	U.S. OF AMER TREAS BOND	2.5% 15/FEB/2045 110,000	95,337	98,695
	U.S. OF AMER TREAS BOND	0.75% 15/FEB/2045 4,300,000	3,994,552	3,787,644
	U.S. OF AMER TREAS BOND	3.0% 15/MAY/2045 1,240,000	1,239,087	1,234,333

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS NOTES	0.375% 31/MAR/2016 5,500,000	5,502,336	5,500,215
	U.S. OF AMER TREAS NOTES	2.125% 31/JAN/2021 500,000	496,026	507,383
	U.S. OF AMER TREAS NOTES	1.63% 30/APR/2019 59,000,000	59,577,270	59,343,380
	U.S. OF AMER TREAS NOTES	2.25% 15/NOV/2024 4,775,000	4,924,084	4,772,574
	U.S. OF AMER TREAS NOTES	0.25% 15/JAN/2025 1,500,000	1,468,816	1,437,708
	U.S. OF AMER TREAS NOTES	2.0% 15/FEB/2025 15,075,000	14,846,206	14,736,400
	U.S. OF AMER TREAS NOTES	1.75% 31/MAR/2022 2,300,000	2,317,969	2,264,601
	U.S. OF AMER TREAS NOTES	2.0% 15/AUG/2025 11,225,000	10,866,148	10,944,813
	U.S. OF AMER TREAS NOTES	2.25% 15/NOV/2025 10,850,000	10,849,965	10,825,837
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2022 3,400,000	3,626,659	3,409,615
	U.S. OF AMER TREAS NOTES	0.125% 15/JAN/2023 600,000	645,035	592,767
	U.S. OF AMER TREAS NOTES	0.375% 15/JUL/2023 2,000,000	2,008,998	1,996,825
	U.S. OF AMER TREAS NOTES	1.625% 31/JUL/2020 12,000,000	12,088,619	11,942,808
	U.S. OF AMER TREAS NOTES	0.625% 31/JUL/2017 14,800,000	14,807,311	14,717,327
	U.S. OF AMER TREAS NOTES	2,0% 31/JUL/2022 6,325,000	6,366,184	6,307,954
	U.S. OF AMER TREAS NOTES	0.375% 31/JAN/2016 5,200,000	5,200,697	5,200,260
	U.S. OF AMER TREAS NOTES	0.25% 29/FEB/2016 5,500,000	5,500,537	5,499,571
	U.S. OF AMER TREAS NOTES	2.0% 30/APR/2016 5,500,000	5,530,244	5,527,500
	U.S. OF AMER TREAS NOTES	0.375% 15/JAN/2016 5,300,000	5,300,396	5,300,212
	U.S. OF AMER TREAS NOTES	0.375% 15/FEB/2016 5,500,000	5,500,956	5,500,000
	U.S. OF AMER TREAS NOTES	0.375% 15/MAR/2016 5,500,000	5,503,196	5,501,287
	U.S. OF AMER TREAS NOTES	0.25% 15/APR/2016 5,500,000	5,498,947	5,498,928
	U.S. OF AMER TREAS NOTES	0.25% 15/MAY/2016 5,500,000	5,496,569	5,496,134
	U.S. OF AMER TREAS NOTES	0.5% 15/JUN/2016 3,000,000	3,000,932	2,999,766
	U.S. OF AMER TREAS NOTES	0.375% 31/MAY/2016 5,500,000	5,498,570	5,497,850
	U.S. OF AMER TREAS NOTES	2.625% 29/FEB/2016 8,000,000	8,030,953	8,028,128
	U.S. OF AMER TREAS NOTES	2.0% 31/JAN/2016 8,000,000	8,011,672	8,009,760
	U.S. OF AMER TREAS NOTES	0.625% 15/JAN/2024 4,900,000	5,022,396	4,938,072
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2019 8,800,000	8,930,070	8,879,814
	U.S. OF AMER TREAS NOTES	2.0% 15/JAN/2016 793,000	983,346	950,128
	U.S. OF AMER TREAS NOTES	2.5% 15/JUL/2016 1,130,000	1,370,457	1,352,259
	U.S. OF AMER TREAS NOTES	0.25% 15/JAN/2025 1,000,000	972,453	958,472
	U.S. OF AMER TREAS NOTES	1.625% 15/JAN/2018 200,000	236,694	234,165
	U.S. OF AMER TREAS NOTES	1.375% 15/JUL/2018 1,399,500	1,652,400	1,598,080
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2020 4,190,000	4,236,078	4,201,245
	U.S. OF AMER TREAS NOTES	1.875% 15/JUL/2019 10,400,000	12,771,035	12,284,083
	U.S. OF AMER TREAS NOTES	1.375% 15/JAN/2020 650,000	772,127	743,152
	U.S. OF AMER TREAS NOTES	1.25% 15/JUL/2020 14,700,000	16,985,131	16,671,481
	U.S. OF AMER TREAS NOTES	1.125% 15/JAN/2021 6,200,000	7,051,146	6,949,653
	U.S. OF AMER TREAS NOTES	0.625% 15/JUL/2021 24,950,000	26,866,483	26,501,757
	U.S. OF AMER TREAS NOTES	0.125% 15/JAN/2022 12,650,000	13,001,820	12,881,690
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2017 600,000	630,089	627,044
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2022 26,980,000	27,304,440	27,056,294
	U.S. OF AMER TREAS NOTES	0.125% 15/JAN/2023 4,400,000	4,389,161	4,346,961
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2018 9,500,000	9,745,680	9,755,714
	U.S. OF AMER TREAS NOTES	0.375% 15/JUL/2023 1,000,000	1,009,965	998,412
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2024 3,200,000	3,077,035	3,044,202
	U.S. OF AMER TREAS NOTES	2.125% 15/MAY/2025 5,400,000	5,344,127	5,329,546
	U.S. OF AMER TREAS NOTES	0.375% 15/JUL/2025 600,000	584,941	582,614
	WISCNSN HSG & ECONOMC DEV AUTH	FLT 01/SEP/2026 2,200,000	2,200,000	2,200,000
	TOTAL U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT		646,664,019	636,748,559
	SECURITIES

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES:
	ALTERNATIVE LOAN TR	FLT 20/DEC/2046 923,298	546,131	681,757
	BANC OF AMERICA COMM MTG TR	5.38% 10/JUN/2049 3,300,000	3,816,656	3,429,162
	BANC OF AMERICA FUNDING TR	STEP 25/APR/2037 250,397	190,294	223,474
	BANC OF AMERICA FUNDING TR	FLT 20/MAY/2036 450,673	296,088	424,518
	BANC OF AMERICA MTG TR	FLT 25/FEB/2035 166,230	125,089	162,925
	BCRR TR	FLT 17/AUG/2045 5,126,256	4,382,949	5,277,271
*	BEAR STEARNS	FLT 25/MAR/2035 38,854	38,116	38,931
*	BEAR STEARNS	FLT 25/AUG/2035 20,796	20,303	20,845
	CITIGROUP MTG LOAN TR	FLT 25/SEP/2037 299,799	208,010	270,293
	CITIGROUP MTG LOAN TR	FLT 25/OCT/2035 639,471	378,608	516,108
	CITIGROUP MTG LOAN TR	FLT 25/SEP/2035 18,060	17,755	18,057
	CITIGROUP MTG LOAN TR	FLT 25/SEP/2035 15,859	15,264	15,923
	FEDERAL HOME LOAN MTG CORP	FLT 01/JAN/2037 591,248	613,160	627,400
	FEDERAL HOME LOAN MTG CORP	FLT 01/SEP/2037 40,182	41,402	42,726
	FEDERAL HOME LOAN MTG CORP	4% 01/AUG/2043 20,000	20,706	21,141
	FEDERAL HOME LOAN MTG CORP	4% 01/SEP/2039 10,076	10,432	10,651
	FEDERAL HOME LOAN MTG CORP	4% 01/SEP/2043 900,287	932,079	953,871
	FEDERAL NATIONAL MTG ASSOC	3% 01/MAY/2043 1,661,564	1,621,063	1,666,015
	FEDERAL NATIONAL MTG ASSOC	3% 01/SEP/2043 3,558,585	3,419,578	3,565,870
	FEDERAL NATIONAL MTG ASSOC	7% 01/DEC/2027 0,238	254	238
	FEDERAL NATIONAL MTG ASSOC	9% 01/NOV/2021 0,932	999	943
	GOVT NATIONAL MTG ASSOC	FLT 20/MAY/2037 89,775	88,414	89,998
	GOVT NATIONAL MTG ASSOC	FLT 20/MAR/2037 220,488	217,146	221,160
	GOVT NATIONAL MTG ASSOC	7.5% 15/MAR/2029 5,644	6,006	6,805
	HARBORVIEW MTG LOAN TR	FLT 25/FEB/2036 277,728	144,592	231,354
	INDYMAC INDA MTG LOAN TR	FLT 25/NOV/2037 204,736	133,151	190,468
	MASTR ADJ RATE MTGS TR	FLT 25/JAN/2036 358,054	275,287	355,532
	ML-CFC COMMERCIAL MTG TR	FLT 12/JUN/2050 3,904,433	2,553,221	4,051,813
	ML-CFC COMMERCIAL MTG TR	5.7% 12/SEP/2049 97,211	70,356	101,120
	MORGAN STANLEY CAPITAL I TR	FLT 11/JUN/2049 66,811	53,420	69,408
	MORGAN STANLEY CAPITAL I TR	5.81% 12/DEC/2049 340,002	359,565	355,165
	MORGAN STANLEY MTG LOAN TR	FLT 25/AUG/2034 205,017	106,402	201,933
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUL/2035 714,927	440,236	650,893
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUN/2036 930,063	751,753	901,490
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUN/2037 448,514	216,027	295,210
	RALI SERIES 2005-QA13 TR	FLT 25/DEC/2035 1,319,165	746,051	1,135,697
	RALI SERIES 2006-QO6 TR	FLT 25/JUN/2046 191,523	159,308	80,539
	RBSGC MTG LOAN TR	FLT 25/JAN/2037 560,034	218,957	334,753
	RBSSP RESECURITIZATION TR	FLT 26/JUL/2045 715,272	700,520	712,054
	STRUCTURED ADJ RATE MTG LOAN TR	FLT 25/JAN/2035 581,760	364,294	575,068
	STRUCTURED ADJ RATE MTG LOAN TR	FLT MAY/2036 470,258	262,106	361,196
	TBA FNMA SINGLE FAMILY 30YR	3.00% 25/JAN/2046 5,000,000	5,009,120	5,000,045
	TBA FNMA SINGLE FAMILY 30YR	3.00% 25/FEB/2046 11,500,000	11,489,219	11,477,196
	TBA FNMA SINGLE FAMILY 30YR	3.50% 25/FEB/2046 25,300,000	26,067,687	26,048,247
	TBA FNMA SINGLE FAMILY 30YR	4.00% 25/FEB/2046 27,600,000	29,165,438	29,150,568
	TBA FNMA SINGLE FAMILY 30YR	4.50% 25/FEB/2046 11,000,000	11,861,094	11,860,574
	TBA FNMA SINGLE FAMILY 30YR	3.00% 01/JAN/2046 11,000,000	11,099,688	11,136,972
	THORNBURG MTG SECURITIES TR	FLT 25/SEP/2037 366,980	279,409	352,945
	THORNBURG MTG SECURITIES TR	FLT 25/SEP/2037 267,695	229,217	276,916
	UBS-BARCLAYS COMM MTG TR	FLT 10/MAR/2046 7,795,211	477,713	437,912
	WACHOVIA BANK COMM MTG TR	5.57% 15/OCT/2048 85,598	60,791	86,811

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	WELLS FARGO	FLT 25/OCT/2035 961,005	839,227	961,946
	WELLS FARGO	FLT 25/OCT/2035 297,038	273,089	298,265
	WELLS FARGO	FLT 25/APR/2036 107,738	83,294	105,083
	TOTAL MORTGAGE-BACKED SECURITIES		121,496,734	126,083,255
DERIVATIVES RECEIVABLE:
	US 10YR NOTE BD	VM EX: 21/MAR/2016 SIZE 100,000	—	(14,681)
	US 10YR NOTE BD	FUTR LONG EX: 21/MAR/2016	(14,681)	14,681
	RUSSELL 2000 MINI EQ INDX	VM EX: 18/MAR/2016 SIZE 100	—	69,212
	RUSSELL 2000 MINI EQ INDX	FUTR LONG EX: 18/MAR/2016	69,212	(69,212)
	EURO-BTP FUT BD	VM EX: 08/MAR/2016 SIZE 100,000	—	(16,181)
	EURO-BTP FUT BD	FUTR LONG EX: 08/MAR/2016	(16,181)	16,181
	US 10YR NOTE BD	VM EX: 21/MAR/2016 SIZE 100,000	—	(13,558)
	US 10YR NOTE BD	FUTR LONG EX: 21/MAR/2016	(13,558)	13,558
	US 5YR NOTE BD	VM EX: 31/MAR/2016 SIZE 100,000	—	(35,787)
	US 5YR NOTE BD	FUTR LONG EX: 31/MAR/2016	(35,787)	35,787
	US ULTRA BD CBT	VM EX: 21/MAR/2016 SIZE 100,000	—	19,911
	US ULTRA BD CBT	FUTR LONG EX: 21/MAR/2016	19,911	(19,911)
	ICE APUT OP	VM EX: 11/MAR/2016 SIZE 1,250	—	6,549
	ICE APUT OP	FUTR LONG EX: 11/MAR/2016	6,549	(6,549)
	ICE APUT UK 90DAY	VM EX: 21/DEC/2016 SIZE 1,250	—	(10,926)
	ICE APUT UK 90DAY	FUTR LONG EX: 21/DEC/2016	(10,926)	10,926
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 3.9880	—	7,583
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 3.9563	—	783
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 3.9563	—	18,934
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 3.9563	—	399
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 3.9563	—	1,262
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 3.9563	—	297
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 3.9563	—	804
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 3.9563	—	234
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 3.9563	—	7,797
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 4.0806	—	73,897
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 4.0806	—	400,556
	FWD CURRENCY CONTRACTS - EUR	EUR RATE 0.9210	—	75
	FWD CURRENCY CONTRACTS - EUR	EUR RATE 0.9199	—	69,327
	FWD CURRENCY CONTRACTS - GBP	GBP RATE 0.6785	—	161,344
	FWD CURRENCY CONTRACTS - GBP	GBP RATE 0.6784	—	48,170
	FWD CURRENCY CONTRACTS - GBP	GBP RATE 0.6784	—	9,221
	FWD CURRENCY CONTRACTS - GBP	GBP RATE 0.6784	—	17,972
	FWD CURRENCY CONTRACTS - INR	INR RATE 66.4530	—	3,706
	FWD CURRENCY CONTRACTS - JPY	JPY RATE 121.0800	—	14,385
	FWD CURRENCY CONTRACTS - JPY	JPY RATE 122.8150	—	42,270
	FWD CURRENCY CONTRACTS - KRW	KRW RATE 1173.0811	—	6,789
	FWD CURRENCY CONTRACTS - MXN	MXN RATE 17.3581	—	38,077
	FWD CURRENCY CONTRACTS - MXN	MXN RATE 17.3581	—	4,704
	FWD CURRENCY CONTRACTS - SGD	SGD RATE 1.4211	—	15,559
	FWD CURRENCY CONTRACTS - TWD	TWD RATE 32.8310	—	15,276
	GENERAL MOTORS CO C/WTS	2,998 SHARES	55,046	73,091
	GENERAL MOTORS CO C/WTS	2,998 SHARES	40,293	49,047
	CDI	EX 20/JUN/2020 2,300,000		14,354
	CDI	EX 20/JUN/2020 2,000,000		12,481
	CDI	EX 20/JUN/2020 1,500,000		9,361
	CDI	EX 20/DEC/2020 2,800,000		15,091

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	CDI	EX 20/DEC/2020 3,200,000		17,247
	CDI	EX 20/DEC/2020 3,400,000		18,325
	CDI	EX 20/DEC/2020 3,400,000		18,325
	CDI	EX 20/DEC/2020 1,800,000	—	9,702
	CDI	EX 20/DEC/2020 2,800,000	—	15,091
	CDI	EX 20/DEC/2020 3,200,000	—	17,247
	CDI	EX 20/DEC/2020 500,000	—	2,695
	CDI	EX 20/DEC/2020 8,100,000	—	43,657
	CDI - CDX.NA.IG.24	EX 20/JUN/2020 3,200,000	—	19,970
	CDI - CDX.NA.IG.24	EX 20/JUN/2020 1,900,000	—	11,857
	CDI - CDX.NA.IG.24	EX 20/JUN/2020 2,600,000	—	16,226
	CDI - CDX.NA.IG.24	EX 20/JUN/2020 1,300,000	—	8,113
	CDI - CDX.NA.IG.24	EX 20/JUN/2020 2,700,000	—	16,850
	CDI - CDX.NA.IG.24	EX 20/JUN/2020 2,700,000	—	16,850
	CDI - CDX.NA.IG.24	EX 20/JUN/2020 1,100,000	—	6,865
	CDI - CDX.NA.IG.24	EX 20/JUN/2020 2,550,000	—	15,914
	CDI - CDX.NA.IG.24	EX 20/JUN/2020 5,950,000	—	37,132
	CDI - CDX.NA.IG.25	EX 20/DEC/2020 3,200,000	—	17,247
	CDI - CDX.NA.IG.25	EX 20/DEC/2020 1,400,000	—	7,546
	CDI - CDX.NA.IG.25	EX 20/DEC/2020 6,000,000	—	32,338
	CDI - CDX.NA.IG.25	EX 20/DEC/2020 2,700,000	—	14,552
	CDI - CDX.NA.IG.25	EX 20/DEC/2020 1,800,000	—	9,701
	CDI - CDX.NA.IG.25	EX 20/DEC/2020 5,700,000	—	30,721
	CDI - CDX.NA.IG.25	EX 20/DEC/2020 3,700,000	—	19,942
	CDI - CDX.NA.IG.25	EX 20/DEC/2020 1,900,000	—	10,240
	CDI - CDX.NA.IG.25	EX 20/DEC/2020 2,600,000	—	14,013
	CDI - CDX.NA.IG.25	EX 20/DEC/2020 3,400,000	—	18,325
	CDS - CHINA	EX 20/JUN/2019 700,000	—	5,057
	CDS - CHINA	EX 20/DEC/2019 800,000	—	3,881
	CDS - EMIABD	EX 20/MAR/2016 3,000,000	—	4,193
	CDS - GS	EX 20/SEP/2020 1,200,000	—	10,107
	CDS - GS	EX 20/SEP/2020 1,400,000	—	11,792
	CDS - INDEX	EX 20/DEC/2018 5,700,000	—	88,929
	CDS - ITALY	EX 20/DEC/2019 400,000	—	3,886
	CDS - ITALY	EX 20/DEC/2019 900,000	—	8,743
	CDS - ITALY	EX 20/DEC/2019 800,000	—	7,772
	CDS - ITALY	EX 20/DEC/2020 2,800,000	—	17,317
	CDS - ITALY	EX 20/MAR/2020 1,100,000	—	9,704
	CDS - ITALY	EX 20/MAR/2020 4,300,000	—	37,932
	CDS - ITALY	EX 20/SEP/2019 1,400,000	—	14,126
	CDS - ITALY	EX 20/SEP/2020 2,900,000	—	20,436
	CDS - MET	EX 20/DEC/2020 900,000	—	5,363
	CDS - MET	EX 20/MAR/2020 1,500,000	—	16,199
	CDS - QATAR	EX 20/MAR/2016 2,000,000	—	2,892
	CDS - QATAR	EX 20/MAR/2016 1,600,000	—	2,314
	CDS - SPAIN	EX 20/SEP/2020 2,900,000	—	27,441
	INT RATE SWP - LIBOR	EX 14/DEC/2017 21,100,000	—	61,817
	INT RATE SWP - LIBOR	EX 03/DEC/2025 9,700,000	—	18,568
	INT RATE SWP - LIBOR	EX 15/JUN/2026 2,100,000	—	6,492
	INT RATE SWP - LIBOR	EX 15/JUN/2026 1,700,000	—	5,255
	INT RATE SWP - LIBOR	EX 16/MAR/2026 2,560,000	—	14,266
	INT RATE SWP - LIBOR	EX 14/DEC/2046 600,000	—	6,482

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	INT RATE SWP - LIBOR	EX 15/JUN/2026 2,200,000	—	6,801
	INT RATE SWP - LIBOR	EX 15/JUN/2026 1,600,000	—	4,946
	INT RATE SWP - LIBOR	EX 15/JUN/2026 1,300,000	—	4,019
	INT RATE SWP	EX 16/DEC/2045 1,000,000	—	29,284
	INT RATE SWP	EX 16/DEC/2045 600,000	—	17,570
	INT RATE SWP	EX 16/DEC/2045 2,400,000	—	70,281
	INFLTN SWP - HICPXT	EX 15/SEP/2018 300,000	—	362
	INFLTN SWP - HICPXT	EX 15/SEP/2018 1,400,000	—	1,479
	INFLTN SWP - HICPXT	EX 15/SEP/2018 400,000	—	271
	INFLTN SWP - HICPXT	EX 15/SEP/2018 100,000	—	14
	INFLTN SWP - HICPXT	EX 15/OCT/2018 900,000	—	126
	INFLTN SWP - HICPXT	EX 15/OCT/2018 900,000	—	126
	INFLTN SWP - HICPXT	EX 15/OCT/2018 300,000	—	42
	INFLTN SWP - HICPXT	EX 15/AUG/2018 200,000	—	17
	INFLTN SWP - RPI	EX 15/DEC/2030 1,300,000	—	3,326
	INFLTN SWP - RPI	EX 15/MAY/2030 800,000	—	9,988
	INFLTN SWP - RPI	EX 15/AUG/2030 1,000,000	—	7,983
	INFLTN SWP - RPI	EX 15/AUG/2030 200,000	—	1,597
	INFLTN SWP - RPI	EX 15/AUG/2030 1,300,000	—	10,378
	INFLTN SWP - RPI	EX 15/AUG/2030 400,000	—	5,895
	INFLTN SWP - RPI	EX 15/AUG/2030 200,000	—	4,221
	INFLTN SWP - RPI	EX 15/JUN/2030 400,000	—	12,888
	INFLTN SWP - RPI	EX 15/JUN/2030 300,000	—	9,666
	INFLTN SWP - RPI	EX 15/JUN/2030 200,000	—	8,058
	INFLTN SWP - RPI	EX 15/JUN/2030 100,000	—	4,029
	INFLTN SWP - RPI	EX 15/NOV/2044 100,000	—	7,610
	INFLTN SWP - USCPI	EX 16/OCT/2017 600,000	—	2,837
	INFLTN SWP - USCPI	EX 04/MAR/2019 400,000	—	64
	INFLTN SWP - USCPI	EX 15/APR/2016 4,400,000	—	118,920
	INFLTN SWP - USCPI	EX 26/AUG/2025 900,000	—	16,616
	INFLTN SWP - USCPI	EX 29/NOV/2016 1,200,000	—	14,281
	INFLTN SWP - USCPI	EX 29/NOV/2016 1,200,000	—	14,281
	INFLTN SWP - USCPI	EX 29/NOV/2016 900,000	—	10,538
	INFLTN SWP - USCPI	EX 05/NOV/2016 2,100,000	—	26,732
	INFLTN SWP - USCPI	EX 15/APR/2017 1,600,000	—	32,975
	INFLTN SWP - USCPI	EX 31/OCT/2016 500,000	—	6,438
	INFLTN SWP - USCPI	EX 23/OCT/2016 2,700,000	—	35,258
	INFLTN SWP - USCPI	EX 01/OCT/2018 800,000	—	58
	INFLTN SWP - USCPI	EX 15/JUL/2017 8,800,000	—	182,441
	INFLTN SWP - USCPI	EX 15/JUL/2017 3,100,000	—	64,269
	INFLTN SWP - USCPI	EX 28/JAN/2017 3,200,000	—	37,812
	INFLTN SWP - USCPI	EX 13/FEN/2017 1,900,000	—	27,230
	O/N INDEX SWP	EX 04/JAN/2021 1,084,780	—	5,607
	O/N INDEX SWP	EX 04/JAN/2021 565,972	—	2,926
	SWAPTION - SOP	PUT SCTY EX 12/11/2017 1	280,000	183,708
	SWAPTION - SOP	PUT SCTY EX 04/25/2016 1	323,000	519
	SWAPTION - SOP	PUT SCTY EX 08/17/2017 1	156,410	26,271
	SWAPTION - SOP	PUT SCTY EX 08/17/2017 1	64,240	11,561
	SWAPTION - SOP	CALL SCTY EX 01/05/2016 1	10,752	15
	SWAPTION - SOP	CALL SCTY EX 04/06/2016 1	14,060	445
	SWAPTION - SOP	CALL SCTY EX 04/11/2016 1	34,170	1,466
	SWAPTION - SOP	CALL SCTY EX 04/29/2016 1	70,833	5,339

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	SWAPTION - SOP	CALL SCTY EX 04/29/2016 1	12,560	1,245
	SWAPTION - SOP	CALL SCTY EX 06/23/2016 1	36,260	44,270
	SWAPTION - SOP	CALL SCTY EX 06/24/2016 1	34,726	44,120
	SWAPTION - SOP	CALL SCTY EX 12/05/2016 1	36,500	24,409
	TOTAL DERIVATIVES RECEIVABLE		1,173,389	3,174,129
MONEY MARKET FUNDS AND OTHER:
	BLACKROCK DOMICILED MM FD	12 SHARES	12	12
*	JPM US GOV’T MMKT FD CAP’L SH'S	308,698,722 SHARES	308,698,722	308,698,722
	REPO CITIGROUP GLOBAL MRKTS INC	1,200,000 SHARES	1,200,000	1,200,000
	TRUST RECEIPT MISC INC	1 SHARE	—	1
	TOTAL OTHER		309,898,734	309,898,735
	SUBTOTAL INVESTMENTS		16,660,093,012	20,427,550,564

*	NOTES RECEIVABLE FROM PARTICIPANTS	INT RATE: 3.25 - 9.50%	N/A	510,110,960

	TOTAL INVESTMENTS		$16,660,093,012	$20,937,661,524

*	PARTY-IN-INTEREST INVESTMENTS

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
FOLLOWING ARE THE PURCHASES AND SALES OF NON-EXCLUDED ASSETS:
NON-U.S. GOVERNMENT SECURITIES AND AGENCY SECURITIES:
	JAPAN BILL	ZERO CPN 28/DEC/2015 540,000,000	$(4,526,608)	$4,502,555
	KINGDOM OF SPAIN BOND FIXED	2.75% 31/OCT/2024 1,200,000	(1,457,693)	1,469,988
	REPUBLIC OF ITALY BOND FIXED	4.750% 09/01/2044 300,000	(487,198)	497,589
	REPUBLIC OF ITALY BOND FIXED	4.000% 02/01/2037 100,000	(140,661)	144,984
DERIVATIVES:
	CREDIT SUISSE GROUP	CHF0.04 33,707	—	20,648
	10 YR US TREASURY NOTES	EX 08/21/2015 100,000	11,288	(9)
	10 YR US TREASURY NOTES	EX 03/27/2015 100,000	4,127	(10)
	10 YR US TREASURY NOTES	EX 02/20/2015 100,000	15,714	—
	10 YR US TREASURY NOTES	EX 02/20/2015 100,000	38,742	(5)
	EURO-BUND OPTION	EX 03/27/2015 SIZE 100,000	—	942
	EURO-BUND OPTION	EX 05/27/2015 SIZE 100,000	—	1,225
	EURO-BUND OPTION	EX 05/24/2015 SIZE 100,000	—	4,803
	EURO-BUND OPTION	EX 05/22/2015 SIZE 100,000	—	(89,077)
	EURODOLLAR PUT	EX 12/14/2015 250,000	(17,582)	—
	EUX ACAL EUR-BUND	EX 08/21/2015 SIZE 100,000	—	(6,668)
	EUX ACAL EUR-BUND	EX 08/21/2015 SIZE 100,000	—	2,266
	EUX APUT EUR-BUND	EX 08/21/2015 SIZE 100,000	—	2,787
	SWAPTION - SOP	EX 10/15/2015 1	(38,488)	—
	SWAPTION - SOP	EX 01/19/2016 1	(19,680)	28,383
	SWAPTION - SOP	EX 08/28/2015 1	(116,400)	—
	SWAPTION - SOP	EX 12/01/2015 1	(57,462)	—
	SWAPTION - SOP	EX 12/15/2015 1	(13,340)	—
	SWAPTION - SOP	EX 12/16/2015 1	(12,650)	—
	SWAPTION - SOP	EX 12/15/2015 1	(25,726)	—
	SWAPTION - SOP	EX 01/06/2016 1	(18,182)	8,125
	SWAPTION - SOP	EX 05/22/2015 1	(2,250)	—
	SWAPTION - SOP	EX 05/22/2015 1	(1,500)	—
	SWAPTION - SOP	EX 05/29/2015 1	(111,970)	64,090
	SWAPTION - SOP	EX 08/11/2015 1	(30,150)	41,188
	SWAPTION - SOP	EX 04/07/2015 1	(6,270)	—
	SWAPTION - SOP	EX 04/07/2015 1	(7,225)	—
	SWAPTION - SOP	EX 08/11/2015 1	(12,800)	7,146
	SWAPTION - SOP	EX 10/05/2015 1	(29,059)	—
	SWAPTION - SOP	EX 10/05/2015 1	(12,000)	—
	SWAPTION - SOP	EX 02/08/2016 1	(49,200)	13,176
	10 YR US TREASURY NOTES PUT	EX 02/20/2015 100,000	(8,661)	—
	EURO-BTP FUTURE BOND	EX 12/08/2015 SIZE 100,000	—	79,547
	EURO-BTP FUTURE BOND	EX 09/08/2015 SIZE 100,000	—	8,223
	EURO-BTP FUTURE BOND	EX 09/08/2015 SIZE 100,000	—	13,333
	EURO-BUND FUTURE BOND	EX 12/08/2015 SIZE 100,000	—	(268,582)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	EURO-BUND FUTURE BOND	EX 06/08/2015 SIZE 100,000	—	(187,934)
	EURO-BUND FUTURE BOND	EX 06/08/2015 SIZE 100,000	—	(73,250)
	EURO-BUND FUTURE BOND	EX 09/08/2015 SIZE 100,000	—	749
	US LONG BOND(CBT) BOND	EX 06/19/2015 SIZE 100,000	—	(82,279)
	US LONG BOND(CBT) BOND	EX 06/19/2015 SIZE 100,000	—	(1,080)
	US LONG BOND(CBT) BOND	EX 12/21/2015 SIZE 100,000	—	(39,611)
	US LONG BOND(CBT) BOND	EX 09/21/2015 SIZE 100,000	—	(35,087)
	US LONG BOND(CBT) BOND	EX 09/21/2015 SIZE 100,000	—	(42,782)
	US ULTRA BOND CBT BOND	EX 12/21/2015 SIZE 100,000	—	(183,463)
	US ULTRA BOND CBT BOND	EX 09/21/2015 SIZE 100,000	—	253,468
	US ULTRA BOND CBT BOND	EX 06/19/2015 SIZE 100,000	—	(292,548)
	US 10YR NOTE (CBT) BOND	EX 12/21/2015 SIZE 100,000	—	(192,193)
	US 10YR NOTE (CBT) BOND	EX 09/21/2015 SIZE 100,000	—	275,818
	US 10YR NOTE (CBT) BOND	EX 09/21/2015 SIZE 100,000	—	1,287
	US 10YR NOTE (CBT) BOND	EX 06/19/2015 SIZE 100,000	—	(99,389)
	US 5YR NOTE (CBT) BOND	EX 06/30/2015 SIZE 100,000	—	101,076
	US 5YR NOTE (CBT) BOND	EX 09/30/2015 SIZE 100,000	—	99,690
	US 5YR NOTE (CBT) BOND	EX 12/31/2015 SIZE 100,000	—	(84,345)
	USD IRS 10YR PRIM SWAP	EX 06/15/2015 SIZE 1,000	—	9,086
	USD IRS 10YR PRIM SWAP	EX 06/15/2015 SIZE 1,000	—	15,555
	90DAY EURO FUTR INT RATE	EX 12/14/2015 SIZE 2,500	—	(93,563)
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2015 1	4,868	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2015 1	8,260	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2015 1	7,271	(525)
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2015 1	3,409	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2015 1	1,264	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2015 1	840	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2015 1	840	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2015 1	575	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2015 1	9,945	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2015 1	8,213	(1,238)
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 05/20/2015 1	30,373	(9,185)
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 06/17/2015 1	4,680	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 06/17/2015 1	6,600	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 07/15/2015 1	4,400	(2,400)
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 09/16/2015 1	15,207	(783)
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 08/19/2015 1	1,233	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 08/19/2015 1	1,392	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 08/19/2015 1	2,439	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 08/19/2015 1	4,469	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 09/16/2015 1	6,863	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 09/16/2015 1	5,000	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 10/21/2015 1	5,600	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2015 1	5,676	(100)
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2015 1	2,450	(50)
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2015 1	3,938	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2015 1	2,993	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 11/18/2015 1	5,110	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2015 1	18,364	(2,650)
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2015 1	9,000	(1,100)
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2015 1	1,260	(150)
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2015 1	645	(75)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 04/16/2015 1	16,610	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 04/16/2015 1	2,231	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 05/05/2015 1	4,007	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 06/25/2015 1	6,434	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 06/25/2015 1	542	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 06/25/2015 1	165	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 04/08/2015 1	4,291	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 06/18/2015 1	7,812	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 11/25/2015 1	11,817	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 12/17/2015 1	7,083	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 12/17/2015 1	7,613	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 12/23/2015 1	7,672	(11,578)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 03/06/2015 1	2,000	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 03/13/2015 1	2,812	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 11/25/2015 1	11,523	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 03/06/2015 1	5,361	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 03/06/2015 1	5,442	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 03/18/2015 1	2,526	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 07/20/2015 1	11,626	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 07/02/2015 1	2,928	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 07/02/2015 1	3,831	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 07/20/2015 1	12,797	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 11/19/2015 1	3,850	—
	SWAPTION - SOP	CALL SCTY EX 01/19/2016 1	7,380	(5,829)
	SWAPTION - SOP	CALL SCTY EX 01/19/2016 1	12,300	(15,096)
	SWAPTION - SOP	CALL SCTY EX 09/11/2015 1	56,632	(30,542)
	SWAPTION - SOP	PUT SCTY EX 09/11/2015 1	61,074	(20,139)
	SWAPTION - SOP	CALL SCTY EX 09/17/2015 1	20,520	—
	SWAPTION - SOP	CALL SCTY EX 01/06/2016 1	19,200	—
	SWAPTION - SOP	CALL SCTY EX 08/20/2015 1	8,633	(1,404)
	SWAPTION - SOP	CALL SCTY EX 07/15/2015 1	26,240	(880)
	SWAPTION - SOP	PUT SCTY EX 07/13/2015 1	32,460	—
	SWAPTION - SOP	PUT SCTY EX 07/13/2015 1	17,375	—
	SWAPTION - SOP	CALL SCTY EX 12/14/2015 1	12,870	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	PUT SCTY EX 10/01/2015 1	60,460	(9,881)
	SWAPTION - SOP	PUT SCTY EX 09/17/2015 1	19,140	(700)
	SWAPTION - SOP	CALL SCTY EX 07/13/2015 1	17,745	(795)
	SWAPTION - SOP	CALL SCTY EX 08/13/2015 1	16,500	—
	SWAPTION - SOP	PUT SCTY EX 10/01/2015 1	31,358	(4,995)
	SWAPTION - SOP	CALL SCTY EX 02/08/2016 1	53,500	(71,735)
	SWAPTION - SOP	CALL SCTY EX 05/29/2015 1	119,815	(140)
	SWAPTION - SOP	CALL SCTY EX 08/17/2015 1	9,125	—
	SWAPTION - SOP	CALL SCTY EX 08/20/2015 1	8,813	—
	SWAPTION - SOP	CALL SCTY EX 09/30/2015 1	3,660	—
	SWAPTION - SOP	CALL SCTY EX 09/30/2015 1	3,660	—
	SWAPTION - SOP	CALL SCTY EX 09/30/2015 1	23,400	—
	SWAPTION - SOP	CALL SCTY EX 09/30/2015 1	21,450	—
	SWAPTION - SOP	CALL SCTY EX 08/11/2015 1	29,520	(3,613)
	SWAPTION - SOP	PUT SCTY EX 07/15/2015 1	10,880	—
	SWAPTION - SOP	PUT SCTY EX 08/20/2015 1	8,633	(624)
	SWAPTION - SOP	CALL SCTY EX 08/11/2015 1	12,800	(3,573)
	SWAPTION - SOP	PUT SCTY EX 12/14/2015 1	12,740	—
	SWAPTION - SOP	PUT SCTY EX 08/13/2015 1	19,500	—
	SWAPTION - SOP	PUT SCTY EX 08/13/2015 1	8,375	—
	SWAPTION - SOP	PUT SCTY EX 10/05/2015 1	13,654	—
	SWAPTION - SOP	PUT SCTY EX 10/05/2015 1	5,352	—
	SWAPTION - SOP	CALL SCTY EX 10/23/2015 1	9,275	—
	SWAPTION - SOP	PUT SCTY EX 09/30/2015 1	5,400	—
	SWAPTION - SOP	PUT SCTY EX 09/30/2015 1	5,400	(210)
	SWAPTION - SOP	PUT SCTY EX 09/30/2015 1	30,960	—
	SWAPTION - SOP	PUT SCTY EX 09/30/2015 1	28,380	(1,155)
	SWAPTION - SOP	CALL SCTY EX 09/14/2015 1	13,685	—
	SWAPTION - SOP	PUT SCTY EX 10/05/2015 1	15,526	—
	SWAPTION - SOP	PUT SCTY EX 10/05/2015 1	5,404	—
	10 YR US TREASURY NOTES PUT	PUT SCTY EX 08/21/2015 100,000	13,736	(2)
	10 YR US TREASURY NOTES PUT	PUT SCTY EX 03/27/2015 100,000	7,514	(3)
	10 YR US TREASURY NOTES PUT	PUT SCTY EX 12/24/2015 100,000	16,554	(6,196)
	10 YR US TREASURY NOTES PUT	PUT SCTY EX 03/27/2015 100,000	5,611	(2)
	10 YR US TREASURY NOTES PUT	PUT SCTY EX 02/20/2015 100,000	26,183	—
SECURITIES SOLD SHORT:
	NOMURA SECURITIES INTL INC	250,000 SHARES	250,000	(250,000)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 10/15/2046 1,000,000	1,112,031	(1,106,250)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 11/15/2046 1,000,000	1,106,094	(1,106,523)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 12/15/2046 1,000,000	1,106,094	(1,111,719)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 02/15/2046 1,000,000	1,117,500	(1,116,016)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 03/15/2046 1,000,000	1,115,781	(1,117,500)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 04/15/2046 1,000,000	1,116,563	(1,129,922)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 05/15/2046 1,000,000	1,128,906	(1,127,891)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 06/15/2046 1,000,000	1,127,344	(1,127,500)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 07/15/2046 1,000,000	1,127,188	(1,120,781)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 08/15/2046 1,000,000	1,120,313	(1,117,227)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2015
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
SECURITIES SOLD SHORT (CONTINUED):
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 09/15/2046 2,000,000	2,228,984	(2,224,297)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 10/25/2046 5,000,000	5,024,063	(5,070,430)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 11/25/2046 3,000,000	3,041,719	(3,037,969)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 05/25/2046 5,800,000	5,928,922	(5,846,797)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 06/25/2046 5,800,000	5,832,070	(5,831,719)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 07/25/2046 7,800,000	7,801,000	(7,742,289)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 09/25/2046 8,000,000	8,049,531	(8,062,129)
	TBA FNMA SINGLE FAMILY 30YR	3.50% 03/25/2046 7,000,000	7,370,781	(7,332,500)
	TBA FNMA SINGLE FAMILY 30YR	3.50% 04/25/2046 7,000,000	7,312,813	(7,371,875)
	TBA FNMA SINGLE FAMILY 30YR	3.50% 05/25/2046 9,200,000	9,663,445	(9,632,688)
	TBA FNMA SINGLE FAMILY 30YR	3.50% 06/25/2046 9,200,000	9,611,125	(9,579,859)
	TBA FNMA SINGLE FAMILY 30YR	3.50% 07/25/2046 11,400,000	11,812,859	(11,715,859)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 10/25/2046 3,000,000	3,391,172	(3,393,984)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 12/25/2046 1,500,000	1,695,938	(1,699,219)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 02/25/2046 1,500,000	1,699,414	(1,701,035)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 03/25/2046 1,500,000	1,699,746	(1,705,898)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 04/25/2046 2,500,000	2,846,797	(2,855,859)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 05/25/2046 1,500,000	1,711,719	(1,713,047)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 06/25/2046 1,500,000	1,711,406	(1,712,578)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 07/25/2046 1,500,000	1,710,938	(1,704,375)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 08/25/2046 1,500,000	1,702,969	(1,701,445)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 09/25/2046 1,500,000	1,700,625	(1,694,531)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The JPMorgan Chase 401(k) Savings Plan
(Registrant)

By:	/s/ Mark W. O'Donovan
Mark W. O'Donovan

Managing Director and Corporate Controller
(Principal Accounting Officer)

Date: June 22, 2016

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

INDEX TO EXHIBIT

Exhibit No.	Description of Exhibit	Page at which located

23	Consent of Independent Registered Public Accounting Firm	61